Esterhazy Potash Facility Saskatchewan, Canada Technical Report Summary Esterhazy Potash Facility Technical Report Summary Effective December 31, 2025 CONTENTS 1.0 Executive Summary ................................................................................................................................. 1-1 1.1 Introduction .............................................................................................................................................. 1-1 1.2 Property Location ..................................................................................................................................... 1-1 1.3 Ownership and Status ............................................................................................................................... 1-1 1.4 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements ............................................ 1-1 1.5 Geology and Mineralization ..................................................................................................................... 1-2 1.6 Mineral Resource Estimate ...................................................................................................................... 1-3 1.7 Mineral Reserve Estimation ..................................................................................................................... 1-6 1.8 Mining Method ........................................................................................................................................ 1-7 1.9 Recovery Methods ................................................................................................................................... 1-7 1.10 Infrastructure ............................................................................................................................................ 1-7 1.11 Markets and Contracts .............................................................................................................................. 1-8 1.12 Environmental, Permitting and Social Considerations ............................................................................. 1-8 1.13 Capital Cost and Operating Cost Estimates.............................................................................................. 1-8 1.14 Economic Analysis................................................................................................................................... 1-9 1.15 Interpretations and Conclusions ............................................................................................................... 1-9 1.16 Recommendations .................................................................................................................................... 1-9 2.0 Introduction .............................................................................................................................................. 2-1 2.1 Registrant ................................................................................................................................................. 2-1 2.2 Purpose and Terms of Reference ............................................................................................................. 2-1 2.3 Abbreviations and Units ........................................................................................................................... 2-1 2.4 Qualified Persons (QP) ............................................................................................................................ 2-2 2.5 Effective Dates ......................................................................................................................................... 2-3 2.6 Information Sources and References ........................................................................................................ 2-3 2.7 Previous Technical Report Summaries .................................................................................................... 2-3 3.0 Property Description ................................................................................................................................ 3-1 3.1 Introduction .............................................................................................................................................. 3-1 3.2 Property and Title ..................................................................................................................................... 3-2 3.2.1 Mineral Title ........................................................................................................................................ 3-2 3.2.2 Surface Rights ...................................................................................................................................... 3-8 3.2.3 Water Rights ........................................................................................................................................ 3-8 3.2.4 Royalties .............................................................................................................................................. 3-8 3.3 Encumbrances .......................................................................................................................................... 3-8 3.4 Significant Factors and Risks That May Affect Access, Title or Work Programs ................................... 3-8 4.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography ............................................. 4-1 4.1 Physiography ............................................................................................................................................ 4-1 4.1.1 Topography, Elevation and Vegetation ............................................................................................... 4-1 4.2 Accessibility ............................................................................................................................................. 4-1 4.3 Climate ..................................................................................................................................................... 4-3 4.3.1 Climate ................................................................................................................................................. 4-3 4.3.2 Length of Operating Season ................................................................................................................ 4-3 4.4 Infrastructure/Local Resources ................................................................................................................ 4-3 4.4.1 Water ................................................................................................................................................... 4-3 4.4.2 Power and Electricity ........................................................................................................................... 4-3 4.4.3 Natural Gas .......................................................................................................................................... 4-3 4.4.4 Roads and Logistics ............................................................................................................................. 4-3 4.4.5 Personnel ............................................................................................................................................. 4-4 4.4.6 Supplies ............................................................................................................................................... 4-4 5.0 History ...................................................................................................................................................... 5-1 6.0 Geological Setting, Mineralization and Deposit ...................................................................................... 6-1 6.1 Deposit Type ............................................................................................................................................ 6-1 6.2 Regional Geology..................................................................................................................................... 6-1 6.3 Local Geology .......................................................................................................................................... 6-6 6.3.1 Stratigraphy ......................................................................................................................................... 6-6 6.3.2 Stratigraphic Anomalies ...................................................................................................................... 6-7 6.4 Property Geology ..................................................................................................................................... 6-9 6.4.1 Esterhazy Potash Deposit ..................................................................................................................... 6-9 6.4.2 Deposit Dimensions ........................................................................................................................... 6-10 6.4.3 Lithologies ......................................................................................................................................... 6-10 6.4.4 Structure ............................................................................................................................................. 6-12 6.4.5 Mineralization .................................................................................................................................... 6-12 7.0 Exploration ............................................................................................................................................... 7-1 7.1 Exploration ............................................................................................................................................... 7-1 7.1.1 Grids and Surveys ................................................................................................................................ 7-1 7.1.2 Geological Mapping ............................................................................................................................ 7-1 7.1.3 Geochemistry ....................................................................................................................................... 7-1 7.1.4 Seismic Survey Geophysics ................................................................................................................. 7-1 7.1.5 Petrology, Mineralogy and Research Studies ...................................................................................... 7-3 7.1.6 Exploration Potential ........................................................................................................................... 7-3 7.2 Drilling ..................................................................................................................................................... 7-3 7.2.1 Overview ............................................................................................................................................. 7-3 7.2.2 Drilling Supporting Mineral Resource Estimates ................................................................................ 7-3 7.2.3 Drilling Excluded from the Mineral Resource Estimates .................................................................... 7-5 7.2.4 Drill Methods ....................................................................................................................................... 7-9 7.2.5 Geological Logging ............................................................................................................................. 7-9 7.2.6 Recovery ............................................................................................................................................ 7-11 7.2.7 Collar Surveys ................................................................................................................................... 7-11 7.3 Chip Sampling ........................................................................................................................................ 7-11 7.4 QP Interpretation of the Exploration Information .................................................................................. 7-12 8.0 Sample Preparation, Analyses and Security ............................................................................................. 8-1 8.1 Introduction .............................................................................................................................................. 8-1 8.2 Sampling Method ..................................................................................................................................... 8-1 8.2.1 Procedures: Core .................................................................................................................................. 8-1 8.2.2 Quality Control: Core .......................................................................................................................... 8-2 8.2.3 Procedure: In-Mine Chip Samples ....................................................................................................... 8-2 8.2.4 Quality Control: In-Mine Chip Samples .............................................................................................. 8-3 8.3 Sample Preparation .................................................................................................................................. 8-4 8.3.1 Procedures: Core .................................................................................................................................. 8-4 8.3.2 Quality Assurance and Quality Control: Core ..................................................................................... 8-4 8.3.3 Procedures: In-Mine Chip Samples ..................................................................................................... 8-4 8.3.4 Quality Assurance and Quality Control: In-Mine Chip Samples ......................................................... 8-5 8.4 Assaying and Analytical Procedures ........................................................................................................ 8-6 8.4.1 Procedures: Core .................................................................................................................................. 8-6 8.4.2 Quality Assurance and Quality Control: Core ..................................................................................... 8-6 8.4.3 Procedures: In-Mine Chip Samples ..................................................................................................... 8-6 8.4.4 Quality Assurance and Quality Control: In-Mine Chip Samples ......................................................... 8-6 8.5 Sample Security ....................................................................................................................................... 8-7 8.5.1 Core ..................................................................................................................................................... 8-7 8.5.2 In-Mine Chip Samples ......................................................................................................................... 8-7 8.6 Database ................................................................................................................................................... 8-8 8.6.1 Core ..................................................................................................................................................... 8-8 8.6.2 In-Mine Chip Samples ......................................................................................................................... 8-8 8.7 QP Opinion on Sample Preparation, Security and Analytical Procedures ............................................... 8-8 9.0 Data Verification ...................................................................................................................................... 9-1 9.1 QP and Internal Data Verification ............................................................................................................ 9-1 9.2 External Data Verification ....................................................................................................................... 9-2 9.3 QP Opinion on Data Adequacy ................................................................................................................ 9-2 10.0 Mineral Processing and Metallurgical Testing ....................................................................................... 10-1 10.1 Introduction ............................................................................................................................................ 10-1 10.2 On Site Laboratories .............................................................................................................................. 10-1 10.3 Quality Control ...................................................................................................................................... 10-2 10.4 Database and Records ............................................................................................................................ 10-3 10.5 Metallurgical Test Work ........................................................................................................................ 10-3 10.6 Recovery Estimates ................................................................................................................................ 10-3 10.7 Metallurgical Variability ........................................................................................................................ 10-4 10.8 Deleterious Elements ............................................................................................................................. 10-4 10.9 QP Opinion on Data Adequacy .............................................................................................................. 10-4 11.0 Mineral Resource Estimates ................................................................................................................... 11-1 11.1 Introduction ............................................................................................................................................ 11-1 11.2 Key Assumptions ................................................................................................................................... 11-1 11.3 Estimation Methodology ........................................................................................................................ 11-1 11.4 Exploratory Data Analysis ..................................................................................................................... 11-3 11.5 Validation ............................................................................................................................................... 11-3 11.6 Confidence Classification of Mineral Resource Estimate ...................................................................... 11-4 11.7 Reasonable Prospects of Economic Extraction ...................................................................................... 11-5 11.8 Mineral Resource Statement .................................................................................................................. 11-6 11.9 Uncertainties (Factors) That May Affect the Mineral Resource Estimate ............................................. 11-9 12.0 Mineral Reserve Estimates ..................................................................................................................... 12-1 12.1 Introduction ............................................................................................................................................ 12-1 12.2 Key Assumptions ................................................................................................................................... 12-1 12.3 Estimation Methodology ........................................................................................................................ 12-1 12.4 Mineral Reserve Statement .................................................................................................................... 12-2 12.5 Uncertainties (Factors) That May Affect the Mineral Reserve Estimate ............................................... 12-5 13.0 Mining Methods ..................................................................................................................................... 13-1 13.1 Introduction ............................................................................................................................................ 13-1

13.2 Underground Mining and Development Process ................................................................................... 13-1 13.2.1 ROGA (Rotating Ore Grade Analyzer) ............................................................................................. 13-8 13.2.2 Geotechnical Considerations ............................................................................................................. 13-9 13.2.3 Hydrogeological Considerations ...................................................................................................... 13-10 13.3 Mine Design and Operations ................................................................................................................ 13-11 13.3.1 Production Plan/Life of Mine Plan .................................................................................................. 13-11 13.3.2 Planning Assumptions ..................................................................................................................... 13-13 13.3.3 Mining Sequence ............................................................................................................................. 13-14 13.3.4 Blasting and Explosives ................................................................................................................... 13-16 13.3.5 Ventilation ....................................................................................................................................... 13-16 13.3.6 Ore and Waste Handling .................................................................................................................. 13-17 13.3.7 Backfill ............................................................................................................................................ 13-18 13.3.8 Water Management .......................................................................................................................... 13-18 13.3.9 Underground Infrastructure Facilities .............................................................................................. 13-19 13.3.10 Operational Cut-off Grades ............................................................................................................. 13-19 13.3.11 Mine Production Monitoring ........................................................................................................... 13-19 13.3.12 Equipment ........................................................................................................................................ 13-19 13.3.13 Personnel ......................................................................................................................................... 13-20 14.0 Recovery Methods ................................................................................................................................. 14-1 14.1 Introduction ............................................................................................................................................ 14-1 14.2 Flowsheets .............................................................................................................................................. 14-1 14.3 Plant Throughput and Design ................................................................................................................. 14-5 14.3.1 Key Metrics ....................................................................................................................................... 14-5 14.3.2 Equipment Characteristics and Specifications ................................................................................... 14-7 14.3.3 Water and Energy Requirements ....................................................................................................... 14-8 14.3.4 Personnel ......................................................................................................................................... 14-10 15.0 Infrastructure .......................................................................................................................................... 15-1 15.1 Introduction ............................................................................................................................................ 15-1 15.2 Roads and Logistics ............................................................................................................................... 15-5 15.3 Tailings Storage Facilities ...................................................................................................................... 15-5 15.4 Brine Management Structures ................................................................................................................ 15-6 15.5 Built Infrastructure ................................................................................................................................. 15-6 15.6 Power and Electrical .............................................................................................................................. 15-7 15.7 Natural Gas ............................................................................................................................................ 15-7 15.8 Water Supply .......................................................................................................................................... 15-7 16.0 Market Studies and Contracts ................................................................................................................ 16-1 16.1 Markets .................................................................................................................................................. 16-1 16.2 Commodity Price Forecasts ................................................................................................................... 16-1 16.3 Contracts ................................................................................................................................................ 16-2 17.0 Environmental Studies, Permitting and Plans, Negotiations or Agreements with Local Individuals or Groups ................................................................................................................................................... 17-1 17.1 Introduction ............................................................................................................................................ 17-1 17.2 Baseline and Supporting Studies ............................................................................................................ 17-1 17.3 Environmental Considerations/Monitoring Programs ............................................................................ 17-3 17.3.1 Environmental Considerations ........................................................................................................... 17-3 17.3.2 Environmental Monitoring ................................................................................................................ 17-4 17.3.3 Incidents and Releases ....................................................................................................................... 17-6 17.4 Stockpiles ............................................................................................................................................... 17-6 17.4.1 General Waste Management .............................................................................................................. 17-6 17.4.2 Hazardous Substances and Waste Dangerous Goods ........................................................................ 17-6 17.5 Waste Rock Storage Facilities ................................................................................................................ 17-6 17.6 Tailings Storage Facility ........................................................................................................................ 17-6 17.6.1 Tailings Pile ....................................................................................................................................... 17-6 17.6.2 Brine Pond and Flood Containment Pond.......................................................................................... 17-7 17.6.3 Solids and Surface Brine Control ...................................................................................................... 17-7 17.6.4 Deep Well Injection ........................................................................................................................... 17-7 17.7 Water Management ................................................................................................................................ 17-8 17.7.1 Freshwater ......................................................................................................................................... 17-8 17.7.2 Runoff ................................................................................................................................................ 17-9 17.7.3 Wastewater ........................................................................................................................................ 17-9 17.8 Closure and Reclamation Considerations ............................................................................................... 17-9 17.8.1 Decommissioning and Reclamation Guidelines ................................................................................ 17-9 17.8.2 Site Investigation and Reclamation Plan ......................................................................................... 17-10 17.9 Permitting ............................................................................................................................................. 17-14 17.10 Social Considerations, Plans, Negotiations and Agreements ............................................................... 17-14 18.0 Capital and Operating Costs ................................................................................................................... 18-1 18.1 Capital Cost Estimates ........................................................................................................................... 18-1 18.1.1 Basis of Estimate ............................................................................................................................... 18-1 18.1.2 Exclusions for the Capital Cost Estimate ........................................................................................... 18-1 18.1.3 Capital Cost Estimate......................................................................................................................... 18-2 18.2 Operating Cost Estimates ....................................................................................................................... 18-2 18.2.1 Basis of Estimate ............................................................................................................................... 18-2 18.2.2 Mine Operating Costs ........................................................................................................................ 18-3 19.0 Economic Analysis ................................................................................................................................. 19-1 19.1 Methodology Used ................................................................................................................................. 19-1 19.2 Financial Model Inputs, Parameters and Assumptions .......................................................................... 19-1 19.3 Economic Analysis................................................................................................................................. 19-3 19.4 Sensitivity Analysis ................................................................................................................................ 19-5 20.0 Adjacent Properties ................................................................................................................................ 20-1 21.0 Other Relevant Data and Information .................................................................................................... 21-1 22.0 Interpretation and Conclusions ............................................................................................................... 22-1 22.1 Mineral Resources .................................................................................................................................. 22-1 22.2 Mineral Reserves .................................................................................................................................... 22-2 23.0 Recommendations .................................................................................................................................. 23-1 24.0 References .............................................................................................................................................. 24-1 25.0 Reliance on Information Provided by the Registrant ............................................................................. 25-1 TABLES Table 1-1: 2025 Mineral Resources ........................................................................................................................... 1-4 Table 1-2: 2025 Mineral Reserves ............................................................................................................................. 1-6 Table 2-1: List of Units and Abbreviations ............................................................................................................... 2-1 Table 2-2: Qualified Persons ..................................................................................................................................... 2-2 Table 2-3: Reliance on Other Experts ........................................................................................................................ 2-3 Table 3-1: Crown Mineral Leases ............................................................................................................................. 3-4 Table 3-2: Sections and Acreages Owned by the Crown ........................................................................................... 3-4 Table 3-3: Sections and Acreages of Mosaic Owned Mineral Rights ....................................................................... 3-5 Table 3-4: Partial Mineral Rights Area ...................................................................................................................... 3-6 Table 5-1: Esterhazy History Summary ..................................................................................................................... 5-1 Table 5-2: Esterhazy Production History (1962 to 2025) .......................................................................................... 5-3 Table 7-1: Drill Summary Table Supporting Mineral Resource Estimates ............................................................... 7-6 Table 8-1: Digital Photograph Records ..................................................................................................................... 8-2 Table 8-2: Esterhazy Geological Bed Names and Average Thickness ...................................................................... 8-3 Table 10-1: Regular On-Site Laboratory Testing .................................................................................................... 10-1 Table 10-2: Notable Frequency of Samples............................................................................................................. 10-2 Table 10-3: Sample Accuracy and Precision ........................................................................................................... 10-3 Table 11-1: 2025 Mineral Resources ....................................................................................................................... 11-7 Table 12-1: 2025 Mineral Reserves ......................................................................................................................... 12-3 Table 13-1: Development Design Criteria ............................................................................................................... 13-5 Table 13-2: Production Panel Development Design Criteria ................................................................................... 13-8 Table 13-3: 2025 LOM Plan and K4 Resources for Conceptual Purposes ............................................................ 13-12 Table 13-4: Major Mining Equipment ................................................................................................................... 13-20 Table 13-5: Mine Personnel - Current and Forecasted .......................................................................................... 13-20 Table 14-1: K1 Key Processing Plant Metrics ......................................................................................................... 14-6 Table 14-2: K2 Key Processing Plant Metrics ......................................................................................................... 14-6 Table 14-3: Process Plants Equipment .................................................................................................................... 14-7 Table 14-4: Processing Plant Personnel ................................................................................................................. 14-10 Table 15-1: Infrastructure Maintained by Third Parties .......................................................................................... 15-1 Table 16-1: Commodity Prices and Exchange Rates ............................................................................................... 16-2 Table 17-1: Esterhazy Brine Injection License Summary ....................................................................................... 17-7 Table 17-2: Water License Summary ...................................................................................................................... 17-8 Table 18-1: Historical, LOM Plan Project Capital .................................................................................................. 18-2 Table 18-2: Historical and LOM Plan Cash Costs ................................................................................................... 18-4 Table 19-1: Break Even Price Analysis ................................................................................................................... 19-4 Table 25-1: Information Provided by the Registrant ............................................................................................... 25-1 FIGURES Figure 1-1: General Ore Geology .............................................................................................................................. 1-3 Figure 1-2: Location and Distribution of Mineral Resources and Mineral Reserves ................................................ 1-5 Figure 3-1: Location Map .......................................................................................................................................... 3-1 Figure 3-2: Esterhazy Lease Boundaries (KL 105, KL 126, KLSA 003) .................................................................. 3-3 Figure 3-3: 2025 Mineral Rights Location and Status ............................................................................................... 3-7 Figure 4-1: Location and Accessibility ...................................................................................................................... 4-2 Figure 6-1: Regional Geology Plan of the Elk Point Basin (RESPEC 2021) ............................................................ 6-2 Figure 6-2: Regional Central Saskatchewan Stratigraphy ......................................................................................... 6-3 Figure 6-3: Regional Cross Section Illustrating the Stratigraphic Relationships of the Prairie Evaporite Formation (RESPEC 2021) ....................................................................................................................................... 6-5 Figure 6-4: Local Stratigraphy (modified from RESPEC 2021) ............................................................................... 6-6 Figure 6-5: Types of Stratigraphic Anomalies (RESPEC 2021) ............................................................................... 6-7 Figure 6-6: Wash-out Anomaly ................................................................................................................................. 6-8 Figure 6-7: Leach Anomaly ....................................................................................................................................... 6-9 Figure 6-8: General Ore Geology ............................................................................................................................ 6-10 Figure 6-9: Deposit Stratigraphy ............................................................................................................................. 6-11 Figure 7-1: Seismic Surveys ...................................................................................................................................... 7-2 Figure 7-2: Exploration Hole Locations .................................................................................................................... 7-4 Figure 7-3: In-Mine Chip Sample Assay Results and Statistics .............................................................................. 7-12 Figure 8-1: Esterhazy Member Potash Mineralization .............................................................................................. 8-3 Figure 11-1: Location and Distribution of Mineral Resources and Mineral Reserves............................................. 11-8 Figure 12-1: Location and Distribution of Mineral Resources and Mineral Reserves............................................. 12-4 Figure 13-1: Four Rotor Continuous Miner ............................................................................................................. 13-1 Figure 13-2: Production Room Section View .......................................................................................................... 13-2 Figure 13-3: Plan View of a Four Rotor Setup ........................................................................................................ 13-2 Figure 13-4: Section View of a Four Rotor Setup ................................................................................................... 13-2 Figure 13-5: Mining Area Terminology .................................................................................................................. 13-3 Figure 13-6: Mine Development Overview ............................................................................................................. 13-4 Figure 13-7: Configuration for Single Panel Mining ............................................................................................... 13-6 Figure 13-8: Configuration for Multiple Panel Mining ........................................................................................... 13-7 Figure 13-9: Esterhazy Member Potash Mineralization .......................................................................................... 13-9 Figure 13-10: Stratigraphy Above Esterhazy Mining Horizon .............................................................................. 13-11 Figure 13-11: LOM plan Mining Sequence ........................................................................................................... 13-15 Figure 13-12: Surface Fan General Arrangement .................................................................................................. 13-16 Figure 13-13: Four Rotor Set Up ........................................................................................................................... 13-18 Figure 14-1: K1 Processing Plant Flow Sheet ......................................................................................................... 14-1 Figure 14-2: K2 Processing Plant Flow Sheet ......................................................................................................... 14-2 Figure 15-1: Esterhazy K1 Infrastructure Plan ........................................................................................................ 15-2 Figure 15-2: Esterhazy K2 Infrastructure Plan ........................................................................................................ 15-3 Figure 15-3: Esterhazy K3 Infrastructure Plan ........................................................................................................ 15-4 Figure 19-1: Sensitivity Results on NPV ..................................................................... Error! Bookmark not defined. Figure 20-1: Adjacent Properties ............................................................................................................................. 20-2

FORWARD LOOKING INFORMATION CAUTION All statements, other than statements of historical fact, appearing in this report constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements regarding results depend on inputs that are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented in this Report. Information that is forward-looking includes, but is not limited to, the following: • Mineral resource and mineral reserve estimates. • Assumed commodity prices and exchange rates. • Assumed freight charges. • Proposed and scheduled mine production plan. • Projected mining and processing recovery rates. • Capital cost estimates and schedule. • Operating cost estimates. • Closure costs estimates and closure requirements assumptions. • Environmental, permitting and social risk assumptions. Additional risks to the forward-looking information include: • Changes to costs of production from what is assumed. • Unrecognized environmental risks. • Unanticipated reclamation expenses. • Unexpected variations in production tonnage, grade or recovery rates. • Failure of plant, equipment or processes to operate as anticipated. • Accidents, labor disputes and other risks of the mining industry. • Changes to tax rates. Date: December 31, 2025 1-1 1.0 Executive Summary 1.1 Introduction Potash is the generic term used to describe potassium chloride, also known as muriate of potash. It is one of the three primary crop nutrients required for plant growth and is not substitutable. Potash (and other fertilizer products derived from it) provides the overwhelming majority of potassium nutrient worldwide. Potash is mined globally with the most significant mineral reserves and mineral resources deposited in Saskatchewan, Canada. Most potash deposits are a mixture of potassium chloride (KCl), sodium chloride (NaCl) and clay. The Mosaic Company is a leading producer of Canadian potash utilizing underground and solution mining methods. The Esterhazy Potash Facility, located in Saskatchewan, Canada started production at K1 in 1962 and at K2 in 1967. For approximately 60 years it consisted of two interconnected mines, K1 and K2. In 2010, work began to expand the mine into a new area of the potash deposit. The K3 mine is accessed with separate shafts and provides ore to the existing processing plants at K1 and K2 via overland conveyor. Production at the K3 mine began in 2018 and is expected to operate until 2049. The K1 and K2 mines ceased production in June 2021. K4, an area consisting of mineral resources has been scheduled in the 2025 LOM plan after mining depletion of the K3 mineral reserves. The mineral resources are tentatively scheduled to start production in 2045 and expected to last until 2078. The processing plants at K1 and K2 are expected to be accessed via overland conveyors to receive the ore from K4. The 2025 LOM plan for the Esterhazy Potash Facility includes the K3 mineral reserves. The K4 mineral resources are currently scheduled after depletion of the K3 mineral resources. Production is based on an average production rate of 6.7 M finished product tons per year (6.1 M tonnes per year), based on 320 production days per year. Processing for the LOM plan continues at the K1 and K2 processing plants. The Esterhazy mineral resources and mineral reserves are reported with reference to the SEC Regulation S-K, Subpart 1300. 1.2 Property Location The Esterhazy Potash Facility is located in an area overlapping the Rural Municipalities of Fertile Belt, Langenburg and Spy Hill in the province of Saskatchewan, Canada. The K1 Mill is located 9 miles (15 km) northeast of Esterhazy. The K2 Mill is located 12 miles (19 km) east of Esterhazy. The K3 site is located 4 miles (7 km) east of Esterhazy and the K4 mineral resources are located 18 miles (30 km) northeast of Esterhazy. 1.3 Ownership and Status The Esterhazy Potash Facility is 100% owned by Mosaic Potash Esterhazy Limited Partnership, a wholly owned indirect subsidiary of The Mosaic Company. For the purposes of this Report, unless otherwise noted, The Mosaic Company and Potash Esterhazy Limited Partnership will each be referred to interchangeably as Mosaic, as the context requires. 1.4 Mineral Tenure, Surface Rights, Water Rights, Royalties and Agreements Mosaic leases approximately 197,920 acres of mineral rights for the Esterhazy Potash Facility from the Crown under Subsurface Mineral Leases KL 105, KL 126 and KLSA 003. The lease terms are for 21 years, with renewals at Mosaic’s option for additional 21-year lease periods. In addition, Mosaic owns or leases approximately 206,228 acres of freehold mineral rights within the Esterhazy area. All mineral properties owned or leased by Mosaic include the “subsurface mineral” commodity as defined in The Subsurface Mineral Tenure Regulations (Saskatchewan). Date: December 31, 2025 1-2 Mosaic owns approximately 20,059 acres of surface rights in the Esterhazy area. All infrastructure including the processing plant, TMAs (Tailings Management Areas) and overland conveyors are located on Mosaic-owned land. Mosaic-owned land not used for infrastructure is leased for agricultural use. Mosaic holds multiple Water Rights Licenses issued by the Saskatchewan Water Security Agency for the Esterhazy sites. The Licenses are associated with the allocation and withdrawal of ground water and surface water for the sites. The Potash Crown Royalty is payable under The Subsurface Mineral Royalty Regulations, 2017 (Saskatchewan). Mosaic pays royalties that are based on a royalty rate of 3% on the value of the potash produced from Crown mineral lands. Value is determined as the average price realized by the producer in the year, as determined by revenues and sales under The Potash Production Tax Regulations, 1990 (Saskatchewan). Non-crown royalties are also paid based on each individual freeholder ownership at a rate of 3% of the value of potash produced. Value is determined as the average price realized by the producer in the year, as determined by revenues and sales under The Potash Production Tax Regulations, 1990 (Saskatchewan). 1.5 Geology and Mineralization The intracratonic Elk Point Basin is a major sedimentary geological feature in western Canada and the northwestern United States. It contains one of the world’s largest stratabound potash resources. The nature of this type of deposition is largely continuous with predictable depths and thickness. It is estimated to host >5 billion tonnes of ore (Orris, 2014) and is mined at a number of locations, including Mosaic’s Esterhazy potash facility. Saskatchewan potash represents almost 25% of the global potash production due to its relatively low-cost, bulk tonnage mining methods. (Orris, 2014.) The Esterhazy Potash Facility is situated in the eastern extent of what is commonly termed the “Commercial Potash Mining Belt” where potash is mined by conventional underground means. The total thickness of potash beds in the Prairie Evaporate at Esterhazy ranges from approximately 100 to 131 ft. (30 to 40 m) at a depth of approximately 3,100 to 3,800. (950 to 1,150 m). In the Esterhazy area, the Esterhazy, White Bear and Belle Plaine Members are present within the Prairie Evaporite Formation. All mining activity at Esterhazy is contained within the Esterhazy Member. The naming convention at site refers to the beds in the Esterhazy Member as beds 50, 45, 40, 35 and 30 (in ascending order). The highest-grade potash is hosted in Bed 40. It has an average thickness of 4.3 ft. (1.3 m). Figure 1-1 shows the thickness and grades for each of the beds. It is possible to encounter variation in the thickness and grade of these beds, but usually, the normal stratigraphy is present. Date: December 31, 2025 1-3 Figure 1-1: General Ore Geology The potash deposit at Esterhazy is uniform and laterally continuous. Potash mineralization contains sylvinite, a mixture of iron oxide stained halite and sylvite. There are also minor amounts of carnallite and insoluble minerals present. The color of the potash can vary from light orange to deep red rimmed crystals. The mineralization can be locally bedded or massive. The halite and sylvite crystals can range from small to more coarse to large. This is attributed to the conditions during deposition since there has been no alteration to affect grain size. When carnallite is present, it occurs interstitially or as more massive pods that can deteriorate rapidly. Carnallite as a mineral contains KCl, however that material is not recoverable in the existing milling operations. High levels of carnallite can impact flotation performance resulting in lower overall plant recoveries or higher reagent costs. The gamma response from well log data can be converted to indicate the amount of potash in the formation as a %K2O. Gamma Ray Equivalent Calculation (GREC) can be applied to interpret and verify the quality of the ore where core may not be available. The neutron-density log is used to indicate the presence of carnallite. These correlations are possible based on understanding from examination of core. 1.6 Mineral Resource Estimate The mineral resource estimates for the Esterhazy Potash Facility are listed in Table 1-1. Mineral resources are reported exclusive of the mineral reserves. Figure 1-2 shows the distribution of the mineral resources and mineral reserves on the Esterhazy property.

Table 1-1: 2025 Mineral Resources

Location	Measured Mineral Resources				Indicated Mineral Resources				Measured + Indicated Mineral Resources				Inferred Mineral Resources			
	Tons (M)	Tonnes (M)	% K_2O	% Carnallite	Tons (M)	Tonnes (M)	% K_2O	% Carnallite	Tons (M)	Tonnes (M)	% K_2O	% Carnallite	Tons (M)	Tonnes (M)	% K_2O	% Carnallite
K4	282	255	23.2	9.8	2,309	2,094	22.8	5.9	2,590	2,350	22.9	6.4	0	0	0	0
Total	**282**	**255**	**23.2**	**9.8**	**2,309**	**2,094**	**22.8**	**5.9**	**2,590**	**2,350**	**22.9**	**6.4**	**0**	**0**	**0**	**0**

Notes to accompany mineral resource table:

1. Mineral resource estimates were prepared by QP O. Duff, a Mosaic employee.
2. The mineral resources are reported as in-situ mineralization and are exclusive of mineral reserves.
3. Mineral resources have an effective date of December 31, 2025. Mineral resources are reported exclusive of those mineral resources that have been converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
4. Mineral resources are not mineral reserves and do not meet the threshold for mineral reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the mineral resources estimated will be converted into mineral reserves.
5. Mineral resources assume an underground room and pillar mining method.
6. Mineral resources amenable to underground mining method are accessed via shaft and scheduled for extraction based on a conceptual room and pillar design using the same technical parameters as for mineral reserves.
7. No cut-off grade or value based on commodity price is used to estimate mineral resources. This is because the mining method used at Esterhazy is not grade selective. The potash mineralization is mined on one level by continuous miners following the well-defined and continuous beds of mineralization with relatively consistent grades (Section 11.2).
8. Tonnage measurements are in US Customary and metric units and are rounded to the nearest million tonnes
9. Rounding as required by reporting guidelines may result in apparent summation differences.
10. %K_2O refers to the total %K_2O of the samples.
11. The percent carnallite refers to the mineral associated with potash ore at Esterhazy ($KCl.MgCl3.6H_2O$). It is considered an impurity.
12. The following KCl commodity prices were used to assess prospects for economic extraction for the mineral resources but are not used for cut-off purposes, 2026-$244/tonne, 2027-$243/tonne, 2028-$224/tonne, 2029-$188/tonne, 2030-$223/tonne and for the LOM plan $251/tonne.
13. A US$/C$ exchange rate of 1.37 was used to assess prospects for economic extraction for the mineral resources but were not used for cut-off purposes.

Date: December 31, 2025
1-4


Proven Mineral Reserve
Probable Mineral Reserve
Measured Mineral Resource
Indicated Mineral Resource
Esterhazy Mineral Lease
3D Seismic Interpretation
Mined Out
Boundary Pillar
Town Limit
K4
N
22-02-2
22-33-1
22-32-1
22-30-1
21-32-1
20-02-2
20-31-1
19-32-1
19-31-1
18-32-1
18-30-1
19A-01-2
Town of Esterhazy
1.6 km
6 Miles

Figure 1-2: Location and Distribution of Mineral Resources and Mineral Reserves

Date: December 31, 2025
1-5

1.7 Mineral Reserve Estimation

The mineral reserve estimate for the Esterhazy Potash Facility is listed in Table 1-2. Figure 1-2 shows the distribution of the mineral resources and mineral reserves on the Esterhazy property. Mineral reserves are sub-divided into two confidence categories in Regulation S-K 1300, proven and probable.

Table 1-2: 2025 Mineral Reserves

Location	Proven Mineral Reserves				Probable Mineral Reserves				Total Mineral Reserves				% Mining Recovery	% Dilution
	Ore Tons (M)	Ore Tonnes (M)	% K_2O	% Carnallite	Ore Tons (M)	Ore Tonnes (M)	% K_2O	% Carnallite	Ore Tons (M)	Ore Tonnes (M)	% K_2O	% Carnallite		
K3 Mine Footprint	134	122	23.2	3.6	48	43	22.9	4.3	182	165	23.1	3.8	33.7%	0%
K3 Outside Footprint	42	38	19.2	5.3	304	275	19.6	6.1	345	313	19.6	6.0	27.1%	0%
Total	**176**	**159**	**22.2**	**4.0**	**351**	**319**	**20.0**	**5.8**	**527**	**478**	**20.8**	**5.2**	**29.0%**	**0%**

Notes to accompany mineral reserves table:

1. Mineral reserve estimates were prepared by QP O. Duff, a Mosaic employee.
2. The mineral reserves are based on measured and indicated resources only and are reported as in-situ mineralization.
3. Mineral reserves have an effective date of December 31, 2025.
4. Underground mining standards and design criteria are used to constrain measured and indicated mineral resources within mineable shapes.
5. Only after a positive economic test and inclusion in the LOM plan is the mineral reserve estimate included as mineral reserves.
6. Tonnage measurements are in US Customary and metric units and are rounded to the nearest million tonnes.
7. Rounding as required by reporting guidelines may result in apparent summation differences.
8. %K_2O refers to the total %K_2O of the samples.
9. The percent carnallite refers to the mineral associated with potash ore at Esterhazy ($KCl.MgCl3.6H_2O$). It is considered an impurity.
10. The following KCl commodity prices were used to assess prospects for economic extraction for the mineral resources but are not used for cut-off purposes, 2026-$244/tonne, 2027-$243/tonne, 2028-$224/tonne, 2029-$188/tonne, 2030-$223/tonne and for the LOM plan $251/tonne. All prices are per finished product tonne.
11. A US$/C$ exchange rate of 1.37 was used to assess economic viability for the mineral reserves but were not used for cut-off purposes.

Date: December 31, 2025
1-6

1.8 Mining Method

Since mining began in Esterhazy in 1962, a room and pillar mining method has been used to extract the potash. This method consists of mining parallel rooms, separated by left in place pillars. The design of this method has evolved over the years. Current designs are a nominal room length of 6,000 ft. (3,229 m) and width of 66 ft. (20.1m).

Geophysical and geological investigations, including 3D seismic surveys, are performed to identify potentially problematic features. Mine engineering incorporates this information into the design of the mine workings and overall mine plans. Ore grade optimization via gamma detection at the mining face is achieved through the use of a Rotating Ore Grade Analyzer (ROGA).

The mine production equipment used has evolved over the years. Currently the ore is mined using four Rotor Mining Machines that break up the potash rock as the machines mine through it. These machines discharge the mined ore onto a conveyor system directly behind the mining machine. The ore is then conveyed through a network of conveyors to the shafts, where it is hoisted to surface, then discharged onto the overland conveyors for transport to the processing plants at K1 and K2.

The 2025 LOM plan for the Esterhazy Potash Facility includes the K3 mineral reserves and the K4 mineral resources. The LOM plan is based on an average production rate of 6.7 M finished product tons per year (6.1 M tonnes per year), based on 320 production days per year. The K3 mineral reserves are currently in full production. Production from the K3 mineral reserves is expected to ramp down starting in 2045, with mining anticipated to be completed in 2049. Mining of the K4 mineral resources is currently scheduled to commence in 2045, with full production in 2050 and production ending in 2078.

1.9 Recovery Methods

The Esterhazy processing plant, or Mill Area, consists of two separate mill facilities, designated as K1 and K2. Each of these mills processes the raw ore feed stock received from the underground mining operations through crushing, separation, screening and compaction unit operations to produce on grade saleable product. The mills utilize online grade analyzers to monitor the process as well as routine samples that are analyzed by the onsite lab. The Mill Area can be broken down into two main functions: the wet end separates potash and salt while the dry end sizes potash for sale.

The wet end of the mill begins with raw ore sizing and crushing to prepare it for the separation processes. In heavy media the larger size fraction is separated into potash and salt through dense media separation that is driven by differences of buoyancy in salt and potash. Flotation receives the smaller size fraction and has specific reagents added that allow the potash crystals to float while the salt is rejected as tailings material. At K2 there is also a crystallizer circuit that produces potash using solubility, temperature and pressure differences. Dewatering and drying is the final stage in the wet end where potash is sent through centrifuges and industrial driers to remove all moisture.

Once the product is dried it is sent to screen to separate right sized material from the over and undersize material for all the different product grades. Oversize material is sent through a crushing circuit to break it down to right sized material. The undersize material is upgraded through compaction to a larger product.

The site's ability to produce at the increasing rates being forecasted in the LOM plan is based on production plans and supported by equipment design capacities and capacity proving runs and also include the capacity added by a newly commissioned Hydrofloat flotation circuit.

1.10 Infrastructure

The Esterhazy Potash Facility is situated in close proximity to relevant existing infrastructure. The TransGas natural gas pipelines pass through the area, the Cutarm Reservoir is located 1.5 miles (2.0 km) from the K2 plant site and the K1 site is located over the Upper Dundurn aquifer. The sites are located in an agricultural zone with associated population centers and serviced by nearby rail lines.

Date: December 31, 2025
1-7

Date: December 31, 2025 1-8 The Esterhazy Potash Facility has the infrastructure in place to meet the current production plans and 2026 LOM plan production goals. The current infrastructure includes major road and highway access, railway support from Canadian National and Canadian Pacific railways, SaskPower supplied electricity, TransGas supplied natural gas and water supplied from local fresh water sources. Additional infrastructure may be added to increase reliability of the existing product lines or add additional production flexibility. The assets currently in place are maintained through a robust workflow process that focuses on proactive inspections and preventative maintenance while trying to minimize reactive maintenance. Looking to the future, the site is projected to continue to operate effectively while continuing to maintain the built infrastructure and renewing the long-term agreements in place for the site’s water, electricity, natural gas and logistics needs. The long-term Tailings Management Area Development Plan is being revised to support the production at the levels indicated in the 2026 LOM plan. A focus on reliability centered maintenance will extend the life of the majority of assets to align with the 2026 LOM plan. It is expected that some infrastructure will need to be replaced as it reaches end of life and this has been factored into the capital cost requirements and planned. 1.11 Markets and Contracts The Esterhazy Potash Facility produces several specifications of potash that are primarily sold into the crop nutrient (to be utilized as fertilizer) market, domestically, defined as the U.S. and Canada, as well as export markets. The conventional mining and milling practices at Esterhazy result in a potash product with a grade of ~60% K2O. This is the typical nutrient specification of most potash operations worldwide. Esterhazy produces a combination of granular and standard grade products – i.e., the potash is marketed either in its standard form as produced at the mill or compacted at the mill and sold as a granular product. Potash prices vary due to this differing physical sizing of the product, with a price premium ascribed to granular (blend) grade product versus standard grade product. The global market for potash is estimated to be approximately 70 M tonnes in 2025 and has grown at a compound annual growth rate of around 2.5% over the past 30 years. In other words, potash demand over the long term has been rather linear, though with significant year-to-year variability. Going forward, global potash demand growth is expected to continue this trend, with Mosaic and independent analysts projecting a growth rate of >2% per annum. This growth provides sufficient market demand for continued production at the Esterhazy Potash Facility. 1.12 Environmental, Permitting and Social Considerations All potash facilities and processing plants operate pursuant to federal, provincial and local environmental regulations. Accordingly, permits, licenses and approvals are obtained specific to each site, based on project specific requirements. Mosaic also has routine interactions with government officials and agencies related to agency inspections, permitting and other environmental matters. The information as supplied regarding the management of all environmental aspects, permitting and social considerations at Mosaic facilities is guided by Mosaic’s Environmental, Health and Safety Policy, the Mosaic Management System Program and Procedures and current regulatory requirements. 1.13 Capital Cost and Operating Cost Estimates The capital cost estimates include mine, processing plant, loading, maintenance, mobile equipment, land management and regulatory capital. The total capital cost for the 2025 LOM plan (2026 to 2049) and 2025 mineral reserves is estimated at US$2,230 M. The Esterhazy mining cash costs, processing cash costs, Central and Functional Overhead indirect allocated costs, selling, general and administrative costs and taxes and other non-production costs include Canadian Resource Taxes, Canadian Income Taxes and any other non-production costs are estimated at US$11,869 M for the 2025 mineral Date: December 31, 2025 1-9 reserves and LOM plan. The operating cost forecasts are based on a combination of historical performance and calculations from first principles to take account variation in production rates and expected process improvements. 1.14 Economic Analysis The minimum sale price needed to achieve an after-tax net present value equal to zero (USD $0) was calculated. Such Life of Mine (LOM) price identified, if met, will provide a return on a present value equivalent to the current cost of capital. This is referred to as the “Internal Transfer Price” or ITP. If ITP < LOM price, then the operation is profitable. The greater the difference between those two values the more profitable it is. If ITP > LOM price, then the operation is not profitable. The ITP and LOM price do not influence each other, they are simply two values used for comparison. ITP depends on actual costs and LOM price depends on market conditions (Refer to Section 16.0). With an ITP of $104 USD and a projected of LOM price of $251 USD, the economic prospects for the Esterhazy operation are robust. The discount rate associated with this analysis is 11.4%. 1.15 Interpretations and Conclusions Under the assumptions and technical data outlined in this Technical Report Summary, the Esterhazy Potash Facility LOM plan utilizing K3 mineral reserves only, yields a robust margin between internal transfer price and projected potash sales price. These economic assessments support the 2025 SEC Regulation S-K, Subpart 1300 disclosure of the Esterhazy Potash Facility mineral resource and mineral reserve estimates. 1.16 Recommendations The following recommendations for additional work are focused on improving and maintaining important mineral resource and mineral reserve processes and estimates. • The Land and Minerals team will continue to align with the LOM plan to provide timely acquisition of surface and mineral rights as required. • Mosaic should continue to investigate and consider new innovations in mining and processing technology. • The global density estimate has been based on a subset of the exploration data. Additional study based on in- mine sampling could be completed to increase confidence. • A thorough production reconciliation process will continue to be refined to improve and support the mineral resource and mineral reserve estimates. • Modeling software is being used and will be considered for mineral resource estimates as the models are refined and validated. • Continue duplicate analysis comparing results from the internal metallurgical lab with those from a third- party analytical lab. • Continue to update and maintain the geological databases. • Continual evaluation and QA/QC of chip sampling program with a third-party sample analysis to verify the accuracy of the current in-mine chip sampling. Date: December 31, 2025 1-10 • Continue review of the GREC calculation applied at Esterhazy to include all exploration drilling. Future coring should be assayed to confirm that the GREC calculation applied at Esterhazy is sufficient for estimating the mineral reserves and mineral resources. • Additional 3D seismic data should be collected and processed in strategic areas so that there is continuity of available data for mine planning. • The seismic model supporting the mineral resource and mineral reserve estimates will continue to develop and improve as seismic data collection and interpretation improves. Date: December 31, 2025 2-1 2.0 Introduction 2.1 Registrant The 2025 Esterhazy Potash Facility Technical Report Summary has been prepared by the Esterhazy Qualified Persons for The Mosaic Company, headquartered in Tampa Florida, USA. 2.2 Purpose and Terms of Reference The Report was prepared to support the mineral resource and mineral reserve estimates for the year ending December 31, 2025. The mineral resources and mineral reserves are reported in accordance with SEC Regulation S-K, Subpart 1300. Where practicable, measurement units used are US Customary units with metric unit conversions included. US Customary units are used in this Report when discussing the mining and processing facilities, including equipment capacities, pumping rates and equipment capacities. Some analytical results are also reported using US Customary units. Unless otherwise noted, monetary units are in United States dollars (US$). 2.3 Abbreviations and Units Table 2-1: List of Units and Abbreviations 3D Three dimensional AER Annual Environmental Report AFIA American Fertilizer Industry Association AOI areas of interest ATO Approval to Operate Pollutant Control Facilities Avg average API An API unit is a unit of radioactivity used for measuring natural gamma rays in the ground BOL Bill of Lading °C degree Celsius C$ Canadian dollar(s) CBL Cement Bond Log) cdam Cubic decameter CFIA Canadian Fertilizer Industry Association cm centimeter CNSC Canadian Nuclear Safety Commission COPC constituents of potential concern CRF Combined Return Flow Crown The Province of Saskatchewan CS cluster sites D & R Decommissioning and Reclamation DDR Discharge Reporting EA Environmental Assessment EIA Environmental Impact Assessment EIS Environmental Impact Statement El elevation EM electromagnetic EPA Environmental Protection Agency EPCM Engineering, Procurement and Construction Management EPP Environmental Protection Plan °F degree Fahrenheit Fcast. Forecast FOS Factor of Safety ft. foot, feet ft2 square feet, foot ft3 Cubic foot g/L grams per litre gal US gallon GJ giga joules gm gram(s) US gpm US gallon per minute GREC Gamma Ray Equivalent Calculation ha hectare hp horsepower hr hour(s) HREM High resolution electromagnetic IEC International Electrotechnical Commission IRR internal rate of return ISO International Standards Organization

Date: December 31, 2025 2-2 K2O Potassium Oxide, K2O = 0.6317 x KCl. KCl Potassium Chloride kcfm 1,000 cubic feet per minute kg kilogram km kilometer(s) kV kilovolt kVA kilovolt x amps kW kilowatt kWh kilowatt hour kWh/t kilowatt hour per ton lbs. pound(s) LOM Life of Mine m meters M million(s) MCC Motor Control Center MD Measured Depth MER Ministry of Energy and Resources mg/drm3 milligrams per dry reference cubic meter. MOE Ministry of Environment MRMR Mineral Resources, Mineral Reserves MVA mega volt amp MW mega watt NPV net present value OCHL Original Cased Hole Log P. Eng. Professional Engineer P. Geo. Professional Geoscientist PCB Polychlorinated biphenyls PLS Product Loading System ppm parts per million psi pounds per square inch psi, g Pounds per square inch gauge pressure QA Quality assurance QC Quality control QCL Quality Control Lab QP Qualified Person SAP Enterprise software to manage business operations and customer relations SEC U.S. Securities and Exchange Commission SGS Inspection, verification, testing and certification company TMA Tailings Management Area tonnes metric tonnes (2,204 lbs.) tons US Customary short tons (2,000 lbs.) tons/hour tons per hour (US) tons/year tons per year (US) tpd tons per day (US) TVD True Vertical Depth US$ United States dollar(s) V volt(s) W watt(s) wt.% weight percent Yr. year(s) 2.4 Qualified Persons (QP) Table 2-2 outlines the people that served as Qualified Persons (QPs) for the Esterhazy Potash Facility Technical Report Summary as defined in SEC Reg. S-K, Subpart 1300. Table 2-2: Qualified Persons QP Name Company Qualification Position/Title Site Visit/ Inspection Dates Section(s) of Responsibility David Vaughn The Mosaic Company P.Eng. Senior Manager Mine Engineering Full Time on-site employee 3 Oryan Duff The Mosaic Company P. Geo. Sr. Geologist Full time on-site employee 6, 11, 12 Monica Tochor The Mosaic Company P. Geo. Manager Geology and Reserves Full time on-site employee 7, 8, 9 Grant Shaver The Mosaic Company P. Eng. Senior Manager Process Engineering Full time employee 10, 14, 16, 18, 19 Scott McMillen The Mosaic Company P. Eng. Engineering Manager Full time on-site employee 13 Jason Polvi The Mosaic Company P. Eng. Superintendent Engineering, Mechanical Integrity Full time on-site employee 15 Aimee Ottenbreit The Mosaic Company P. Eng. Environmental Engineer Lead March 25, 2025 17.1, 17.2, 17.3, 17.4, 17.5, 17.7, 17.8, 17.9, 17.10,17.11 Date: December 31, 2025 2-3 QP Name Company Qualification Position/Title Site Visit/ Inspection Dates Section(s) of Responsibility Lorelei Duke The Mosaic Company P. Eng. Senior Manager, Geotechnical Engineering and Planning August 25, 2025 17.3, 17.6, 17.8 2.5 Effective Dates There are a number of effective dates: • Date of the mineral resource estimates: December 31, 2025. • Date of the mineral reserve estimates: December 31, 2025. • Date of supply of the last information on mineral tenure and permitting: December 2025. • Date of capital estimation: September 2025. • Date of operating cost estimation: September 2025. • Date of reclamation cost estimate: December 2025. • Date of market analysis: February 2025. • Date of economic analysis: December 2025. The overall effective date of the Report is taken to be the date of the mineral resource and mineral reserve estimates and is December 31, 2025. 2.6 Information Sources and References The reports and documents listed in Table 2-3 and Section 24.0 (References) of this Report were used to support the preparation of the Report. Table 2-3: Reliance on Other Experts Expert Title Topic Date Received RESPEC GREC evaluation – Farfield Include gamma derived grades 2021 Tetra Tech Inc. (formerly RPS Energy Canada Ltd.) 2015 K3 3D Final Interpretation Report 3D seismic review to support mineral reserves estimate 2015 2.7 Previous Technical Report Summaries The previous Technical Report Summary for the Esterhazy Potash Facility was December 31, 2021. Date: December 31, 2025 3-1 3.0 Property Description 3.1 Introduction The Esterhazy Potash Facility is located in an area overlapping the Rural Municipalities of Fertile Belt, Langenberg and Spy Hill in the province of Saskatchewan, Canada. (Figure 3-1). The K1 site is located 9 miles (15 km) northeast of Esterhazy. The K2 site is located 12 miles (19 km) east of Esterhazy. The currently active K3 site is located 4 miles (7 km) east of Esterhazy and the K4 mineral resources are located 18 miles (30 km) northeast of Esterhazy. The geographic coordinates for K1 are latitude 50.726463 N and longitude -101.933506 W. The K2 coordinates are latitude 50.6574 N and longitude -101.8422 W and the K3 coordinates are latitude 50.64623 N and longitude - 101.99346 W. Figure 3-1: Location Map Date: December 31, 2025 3-2 3.2 Property and Title 3.2.1 Mineral Title In Saskatchewan, the Dominion Land Survey is the method used to divide the province into one-square-mile (2.6 sq. km) sections for land grid purposes. Township lines are established six miles (9.7 km) apart from south to north starting at the U.S. border and range lines are established six miles (9.7 km) apart east to west starting at key meridians aligned with lines of longitude. This frames a six mile by 6 mile (9.7 by 9.7 km) township grid, containing 36 one square mile (approximately 640 acre) sections. Sections are further subdivided into 160 acre quarter sections and can be again subdivided into 40 acre legal subdivisions (LSD). In Saskatchewan, Information Services Corporation (ISC), a registry and information management services company, provides land title management services for all surface and mineral properties on behalf of the Province of Saskatchewan. Saskatchewan land titles registry can be accessed at isc.ca. Subsurface mineral rights are subject to separate ownership and title from surface mineral rights. Mosaic, through its wholly-owned indirect subsidiary Mosaic Potash Esterhazy Limited Partnership, leases 197,940.75 acres of mineral rights from the Crown under Subsurface Mineral Leases KL 105, KL 126 and KLSA 003 (Figure 3-2). Table 3-1 outlines additional information regarding the three Crown leases. Table 3-2 outlines the total acreage of the Crown leases split by township and range. The Esterhazy Crown lease terms are for a period of 21 years, with renewals at the Company’s option for successive 21-year periods. In addition, Mosaic owns or leases 212,890.71 acres (86,153.95 ha) of freehold mineral rights (Figure 3-3) within the Esterhazy area (Table 3-3). All mineral titles owned or leased by Mosaic include “subsurface minerals”, which under The Subsurface Mineral Tenure Regulations (Saskatchewan) means all natural mineral salts of boron, calcium, lithium, magnesium, potassium, sodium, bromine, chlorine, fluorine, iodine, nitrogen, phosphorus and sulfur and their compounds, occurring more than 60 m below the surface of the land. Other commodities (e.g., petroleum and natural gas, coal, etc.) may be on mineral titles Mosaic leases or owns but are not specifically sought after when acquired. Within the total acreage leased from the Crown or owned/leased by Mosaic are parcels of land where Mosaic owns or leases less than a 100% share of the mineral rights. To potentially mine these properties, Mosaic will need to acquire 100% control either by lease or ownership. Acres currently not mineable due to less than 100% control are shown in Table 3-4.

Lease Area
Mosaic Esterhazy, Saskatchewan
KL 105
KL 126
KLSA 003
K1
K2
K3
Saskatchewan
Manitoba
Location Key
Legend
Lease Boundary
Plant Site
Urban Municipality
Mosaic

Figure 3-2: Esterhazy Lease Boundaries (KL 105, KL 126, KLSA 003)

Date: December 31, 2025

3-3

Table 3-1: Crown Mineral Leases

Crown Lease Number	Type	Area (ha)	Expiration Date
KL 105	Subsurface Mineral Lease	26,197.81	October 31, 2044
KL 126	Subsurface Mineral Lease	28,473.06	October 25, 2026
KLSA 003	Subsurface Mineral Lease	25,432.92	November 18, 2030

Table 3-2: Sections and Acreages Owned by the Crown

Township/Range	Sections of Mineral Rights Owned by Crown*	Area of Mineral Rights Owned by Crown (acres)
19/30	19-2/16	12,221.33
20/30	18-1/16	11,541.89
21/30	18-6/16	11,752.78
22/30	2-1/16	1,331.05
19/31	18-1/16	11,561.32
20/31	19-3/16	12,264.88
21/31	13-7/16	8,613.35
22/31	15-15/16	10,238.25
18/32	5-7/16	3,470.88
19/32	18-15/16	12,116.02
20/32	14-11/16	9,388.00
21/32	17-2/16	10,969.57
22/32	4-6/16	2,798.88
18/33	5-12/16	3,661.78
19/33	10-11/16	6,849.92
20/33	11-7/16	7,326.00
21/33	8-5/16	5,313.21
22/33	1-6/16	878.14
18/1	15-9/16	9,969.15
19/1	15-14/16	10,157.53
20/1	16-7/16	10,533.41
21/1	14-6/16	9,207.34
22/1	4-3/16	2,668.21
19A/1	2-12/16	1,761.70
18/2	6-1/16	3,865.46
19/2	4-13/16	3,083.28
19A/2	1-12/16	1,130.17
Total	**309-4/16**	**194,763.50**

*Full sections range from 640 acres to 644 acres; total acreage shown above is based on 640 acres per section where actual survey acreage is not available.

Date: December 31, 2025

3-4

Table 3-3: Sections and Acreages of Mosaic Owned Mineral Rights

Township/Range	Sections of Mineral Rights Owned/ Leased by Mosaic*	Area of Mineral Rights Owned/Leased by Mosaic (acres)
19/30	17-14/16	11,420.16
20/30	19-7/16	12,430.39
21/30	18-8/16	11,821.53
19/31	16-13/16	10,760.43
20/31	17-13/16	11,388.77
21/31	23-6/16	14,954.27
22/31	4-7/16	2,846.02
18/32	4-15/16	3,167.59
19/32	18-8/16	11,842.69
20/32	22-12/16	14,553.00
21/32	19-12/16	12,623.64
22/32	4-8/16	2,868.44
18/33	5-14/16	3,764.03
19/33	10-6/16	6,631.30
20/33	9-8/16	6,087.17
21/33	12-10/16	8,075.09
22/33	2-3/16	1,390.29
18/1	2-8/16	1,582.66
19/1	18-14/16	12,084.41
19A/1	4-15/16	3,177.08
20/1	20-8/16	13,133.70
21/1	21-7/16	13,707.29
22/1	9-15/16	6,342.55
18/2	2-9/16	1,630.85
19/2	10-4/16	6,579.42
19A/2	2-2/16	1,365.26
Total	**322-4/16**	**206,228.04**

*Full sections range from 640 acres to 644 acres; total acreage shown above is based on 640 acres per section where actual survey acreage is not available.

Date: December 31, 2025

3-5

Table 3-4: Partial Mineral Rights Area

Township/Range	Crown Mineral Rights Leased by Mosaic, Currently Not Mineable (acres)*	Mineral Rights Owned/Leased by Mosaic, Currently Not Mineable (acres)*
21/30	320.95	
20/31	80.40	
21/31	80.43	
22/31	80.23	513.85
21/32	321.08	
21/33		74.29
18/1	149.55	
19/1	1209.02	137.54
19A/1	322.31	
20/1	220.96	
21/1	80.04	159.44
18/2	160.06	
19/2	160.59	
19A/2	60.83	
Total	**3,246.44**	**885.12**

*Less than 100% share of a mineral rights parcel.

Date: December 31, 2025

3-6

Mineral Rights
Esterhazy, Saskatchewan
Location Key
Legend
Controlled - Crown
Controlled - Mosaic
Controlled - Freehold
Partial Control - Crown
Partial Control - Mosaic
Partial Control - Freehold
Mosaic
CHURCHBRIDGE
LANGENBURG
ATWATER
YARBO
STOCKHOLM
ESTERHAZY
GERALD
SPY HILL
TANTALLON
Saskatchewan
Manitoba

Figure 3-3: 2025 Mineral Rights Location and Status

Date: December 31, 2025

3-7

3.2.2 Surface Rights

Surface rights are subject to separate ownership and title from subsurface mineral rights. At Esterhazy, Mosaic owns 20,059.39 acres (8,117.74 ha) of surface rights. All material infrastructure including the processing plants, TMA (tailings management area), cluster sites and pipeline rights of way are located on Mosaic owned land. Owned land not used for infrastructure is leased for agricultural use.

3.2.3 Water Rights

Mosaic holds multiple Water Rights Licenses issued by the Saskatchewan Water Security Agency for the Esterhazy sites. The Licenses are associated with the allocation and withdrawal of ground water and surface water for the sites.

3.2.4 Royalties

Mosaic pays the Potash Crown Royalty under The Subsurface Mineral Royalty Regulations, 2017(Saskatchewan) on all potash produced from Esterhazy Crown mineral lands. Royalties are based on a royalty rate of 3% on the value of potash produced from Crown mineral lands. Value is determined as the average price realized by the producer in the year, as determined by revenues and sales under The Potash Production Tax Regulations, 1990 (Saskatchewan).

Non-crown royalties are also paid based on each individual freeholder ownership at a rate of 3% of the value of potash produced. Value is determined as the average price realized by the producer in the year, as determined by revenues and sales under The Potash Production Tax Regulations, 1990 (Saskatchewan).

3.3 Encumbrances

There are no other significant encumbrances, including permitting requirements (existing or anticipated in the future) associated with the Esterhazy Potash Facility. Except for royalties, Mosaic does not anticipate any future significant encumbrances based on current known regulations and existing permitting processes. There are no outstanding violations and fines.

3.4 Significant Factors and Risks That May Affect Access, Title or Work Programs

Surface rights acquisition is important for the continued operation of the Esterhazy Potash Facility. All surface rights in the Esterhazy area are privately owned, so Mosaic is required to negotiate land purchases for any infrastructure requirements. Although successful to date in the history of operation of the mines, there is a risk that at some point in the future Mosaic may not be able to acquire the surface land it requires.

Approximately 98.5% of mineral rights in the Esterhazy lease area are controlled. Any inability to acquire the remaining 1.5% would not be a significant risk to the LOM plan.

Date: December 31, 2025

3-8

4.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1 Physiography

4.1.1 Topography, Elevation and Vegetation

Overall, the Esterhazy lands consist of flat, cleared farmland with a knob-and kettle topography and occasional rows of trees planted to serve as windbreaks. The area was settled by farmers beginning in the late-1880s after the arrival of the Canadian Pacific Railway (CP) and is primarily crop land used to grow wheat, canola, canary seed and flax, although there are scattered pastures and grazing lands.

4.2 Accessibility

The Esterhazy Property is located in east central Saskatchewan approximately 20 km south of Highway #16 and 50 km north of Highway #1, the two major east-west transportation routes in the province. Figure 4-1 shows the Esterhazy Facility area railways and major roadways.

Date: December 31, 2025
4-1


Mosaic Esterhazy, Saskatchewan
Location Key
YORKTON
MELVILLE
REGINA
Legend
Primary Road
Grid Road
Railroad
Plant Site
Urban Municipality
Lease Boundary
Mosaic
N
W
E
S
0
5
10
Kilometers
SALTCOATS
BREDENBURY
CHURCHBRIDGE
LANGENBURG
WALDRON
BANGOR
ATWATER
Russell
DUBUC
STOCKHOLM
ESTERHAZY
YARBO
GERALD
SPY HILL
Binscarth
WEST END
BIRD'S POINT
PELICAN SHORES
TANTALLON
St-Lazare
K1
K2
K3
K4
area
9
15
80
8
16
22
201
Saskatchewan
Manitoba

Figure 4-1: Location and Accessibility

Date: December 31, 2025
4-2

Date: December 31, 2025 4-3 4.3 Climate 4.3.1 Climate The climate is typical of the Canadian prairies and consists of a winter period (November-March) of snow with a mean temperature of -11°C and a warm 15° to 35°C summer period (June to early September) with moderate precipitation. Spring (April to May) and autumn (late-September to October) are cool with precipitation in the form of rain and occasional snow. Exploration operations and construction of the processing plant and other surface facilities are limited by weather conditions during the spring and fall periods when soft ground conditions due to thawing and/or precipitation create difficulties in moving heavy machinery. During the winter and summer months, access is largely restricted only by local conditions, periodic rains or snowfalls, or environmentally sensitive ground conditions. 4.3.2 Length of Operating Season The length of the operating season for the Esterhazy Potash Facility is the full year. Esterhazy operates for an average 365 days per year, including maintenance and production activities. 4.4 Infrastructure/Local Resources 4.4.1 Water The water source for the K1 processing plant is a set of three approximately 200 ft. (61 m) deep wells drilled into the upper Dundurn aquifer. These wells supply process and potable water. The K2 processing plant water supply comes from the Cutarm Creek dam reservoir, owned and operated by Mosaic. Located 1.5 miles (2.4 km) northeast of the K2 shaft, the dam forms a reservoir approximately 5.25 miles (8.5 km) long and 650 ft. (200 m) wide. K3 water is supplied from K2 via a 7.4 mile (11.8 km) long pipeline. 4.4.2 Power and Electricity The power required to operate the Esterhazy Potash Facility is supplied by the provincial utility, SaskPower. The K1 site is serviced by a 72 kV line with approximately 36 MVA capacity. The K2 site has two services at 72 kV and 138 kV respectively, with a combined capacity of 125 MVA. K3 is serviced by a 230 kV line from SaskPower with 140 MVA capacity. Two transformers step down the voltage, each rated at 70 MVA. 4.4.3 Natural Gas TransGas pipelines provide an uninterrupted supply of natural gas to the Esterhazy Potash Facility. Esterhazy has regulator stations for the natural gas at each of the sites, with a low-pressure distribution piping network. 4.4.4 Roads and Logistics The Esterhazy Potash Facility consisting of the K1, K2 and K3 sites, is located in east central Saskatchewan approximately 32 miles (20 km) south of highway #16 and 31 miles (50 km) north of highway #1, the two major east- west transportation routes in the province. The K1 and K2 sites are serviced by the Canadian National Railway main line and by spur lines to the Canadian Pacific Railway. The surrounding area is developed for agriculture, with the required road network, villages and towns. Date: December 31, 2025 4-4 Regina International Airport is 140 miles (225 km) by highway west of the Esterhazy mine sites, while Yorkton municipal airport is 55 miles (90 km) to the northwest. The Town of Esterhazy maintains a paved 3,000 ft. (914 m) long airstrip, located 8 miles (13 km) southwest of K1. 4.4.5 Personnel The Esterhazy Potash Facility is located within ten miles (16 km) to the east of the Town of Esterhazy. They are 56 miles (90 km) southeast of the city of Yorkton and 137 miles (220 km) east of the city of Regina, the provincial capital. In addition, there are a number of towns and villages within a 31-mile (50 km) radius, including Gerald, Churchbridge, Langenburg, Bredenbury, Saltcoats and Stockholm. Esterhazy and Yorkton local areas have a combined population of approximately 40,000 people. The Esterhazy workforce lives throughout the area, including rural and farm properties, generally within 62 miles (100 km) of the mine sites. This includes the Russell and Binscarth areas of western Manitoba. Education and healthcare facilities are located in Esterhazy, Russell, Melville and Yorkton. Yorkton Regional Hospital is a large modern facility serving the east central Saskatchewan region. 4.4.6 Supplies The province of Saskatchewan offers a large variety of suppliers for the potash mine operators. The potash industry in Saskatchewan is very mature making it easier to attract vendors to support the needs of the various mine sites throughout the province. Trade associations, notably the Saskatchewan Mining Association, the Saskatchewan Ministry of Trade and Export Development and the Saskatchewan Industrial and Mining Suppliers Association, put on an annual Supply Chain Forum for vendors and potash producers. Saskatoon and Regina have large industrial sectors with a variety of machine shops and industrial support services. Some specialty services are provided from Alberta or Manitoba. The Mosaic Company procurement team focuses on setting up longer term contracts with vendors to ensure an uninterrupted supply of required resources for the site is maintained. Several large industrial supply vendors have established branches in Esterhazy to provide services to Mosaic. Small steel fabricators and machine shops located in Esterhazy, Rocanville, Yorkton and surrounding area provide custom fabrication and repair services. Date: December 31, 2025 5-1 5.0 History Table 5-1: Esterhazy History Summary Date Event/Activity 1928 Discovery of evaporites in the sedimentary sequence in Saskatchewan. 1943 Discovery of potash in the evaporite bed. 1955 International Minerals and Chemicals (IMC, Canada) Ltd. acquired >500,000-acre lease in Esterhazy area and started drilling. 1957 IMC Corporation begins shaft sinking at the K1 mine site in Yarbo. 1961 The K1 Shaft sinking successfully advanced through the water bearing Blairmore Formation. 1962 The K1 shaft sinking was completed and the K2 site development started in the town of Gerald. The first official K1 mine production started September at a capacity of 1.0 M tons/year. 1965 K2 Tailings Management Area (TMA) Phase I Expansion. 1966 The K1 mine capacity was expanded to 1.6 M tons/year. 1967 The K2 shaft sinking was completed to a capacity of 2.6 M tons/year. The first potash production from K2 was in April/May. 1968 The K2 Tailings Management Area (TMA) Phase II Expansion was completed. 1974 K2 Mill Expansion, heavy media circuit. 1978 IMC had a reserve and production agreement with Amax Potash. In January 1978, the Saskatchewan Government under Potash Company of Saskatchewan purchased the AMAX agreement (part of the Govt Deal in Obtaining Sask Potash). 1981 The K2 Tailings Management Area (TMA) Phase III Expansion was completed. 1985 Inflow 10B was detected December 29, 1985 in the D400 entry at a point 3.5 miles (5.6 km) southwest of the K2 shaft. Initial inflow was estimated to be 1,000 gpm. Information obtained using seismic surveys allowed for targeted drilling and placement of calcium chloride and various grouts to reduce the inflow to manageable levels. The pumping capacity was increased through a series of stages to bring online a total of 22 pumps, to a maximum capacity of 4,000 gpm. As a result of these efforts, K1 and K2 sites continued normal mining operations. 1987 Mineral Resource Location Study – Vibroseis Study was completed. 1989 12 exploration drill holes to delineate the K1 and K2 mining area were completed. 1991 3D seismic survey (3 sq. mile) in the Gerald area. 1992 2D seismic survey (67.5 sq. km) in the Gerald West area. 1995 2D seismic survey (81 sq. km) in the Cutarm area. 1996 Ownership changed to IMC Kalium in a stock exchange for Vigoro Corp. 1997 IMC Kalium Merged with IMC Global and Freeport-McMorRan. 1998 2D seismic survey (191 sq. km) NE of Cutarm ‘95, West of Gerald 3D, SE of Gerald West 2D areas. 1999 Company renamed to IMC Potash. 2000 2D seismic survey at (75 km) East of Cutarm 1995 area, East of K1 and K2. 3D seismic survey (37 sq. km) east of Cutarm Creek, 3 miles (5 km) north-east of K2, 5 km east of K1. 2001 3D seismic survey (13 sq. km), south of Gerald 1991 3D area. 2002 3D seismic survey completed at Q Block, S Block (44 km) and T Block (25 sq. km). 2003 3D seismic surveys completed at V Block (56.7 sq. km) and W Block (28 sq. km). 2004 Mosaic Company was formed from a merger between IMC Global and Cargill Crop Nutrition, 2005 3D seismic surveys completed at K1 (19.5 sq. km) and K2 (10.3 sq. km). 2006 3D (31.5 sq. km) and 2D (10.3 sq. km) seismic surveys were completed at K2. An Esterhazy plant expansion added an additional 1.116 M tonnes/year. Inflow 13D was detected. Source was located with a seismic survey. Drilling and grouting began in February 2007 to control the inflow. Completion of a hoist expansion at K2. Date: December 31, 2025 5-2 Date Event/Activity 2007 3D (46.8 sq. km) seismic survey completed at K2. A Canpotex proving run was successfully completed increasing the site nameplate processing plant capacity from 4.1 M tons per year (3.7 M tonnes per year) to 5.3 M tons per year (4.8 M tonnes per year). 2008 3D seismic surveys completed at K1 (73 sq. km) SW, K2 (11.9 sq. km) and K2 East (53.8 sq. km). 2009 3D seismic surveys completed at Esterhazy SE (19.3 sq. km) and Yarbo South (13.3 sq. km). Inflow 12F was detected. Used a seismic survey to pinpoint the inflow source and drilling and grouting activities were used to successfully control the inflow. K2 Tailings Management Area (TMA) Phase IV Expansion was completed. Esterhazy K3 Project Stage 2 Expansion proposal presented to the Board of Directors. Exploration drilling of 10 holes including two shaft pilot holes was completed as part of the K3 Expansion Project. 2010 Completion of the crushing expansion at K1. 2011 3D seismic surveys at K1 North (51.4 sq. km) and Perrin Lake (37.3 sq. km). 2012 K3 South shaft pre-sink was completed. Esterhazy exits Tolling agreement with PCS. 3D seismic survey Saskman, K1 NW, K1 SWD Field. Seven brine injection wells were drilled at Farfield. 2013 K3 South Shaft sunk to the potash level. 3D seismic survey at Panel 11Q (9.2 sq. km) completed. Completion of mill expansion at K2 for an additional 0.8 M tons/year. A Canpotex proving run was successfully completed increasing the site nameplate processing plant capacity from 5.3 M tons per year (4.8 M tonnes per year) to 7.0 M tons per year (6.3 M tonnes per year). 2014 3D seismic survey at Panel 11Q 3C (9.3 sq. km) completed. 2015 3D seismic surveys at Gerald (12.1 sq. km) and K3 (232.4 sq. km) completed. 2016 Nine exploration drill holes completed. 2017 The K3 north shaft sinking was completed and the first K3 ore from the South Shaft was skipped to surface and trucked to the K1 Mill. 2018 The K3 to K2 overland conveyor construction was completed in September. The K3 North Shaft steel and Keope hoist rope up were completed in November. The K3 North Shaft first ore was skipped on December 18 and trucked to the K2 Mill. The first K3 ore was conveyed on the overland conveyor to the K2 mill in December. 2019 Commissioned K3 Koepe production and Blair service hoists. Four drum miners cutting K3 shaft pillar development started. First four rotor miner assemblies completed and began cutting in October. The second four rotor miner assembly completed and began cutting in December. The K3 South shaft sinking was completed in November. 2020 Completion of the South shaft bottom steel, added a third four rotor miner, installed the Mainline conveyor, added a fourth rotor miner cutting and completed the K3 South Headframe concrete slip. In July, the K1 overland conveyor started conveying ore to K1 and in May, the K3 South Sinking Headframe demo was completed. K3 shaft pillar development was completed in December. The K3 fifth four rotor miner started cutting in October. The first ore from K3 to K1 on the overland belt was conveyed. 2021-2023 The sixth through thirteenth four rotor miners are commissioned at K3, bringing the operation up to full production. K1 and K2 mine closed 9 months ahead of schedule in June 2021 to mitigate brine inflow risk. 2025 New compaction circuit commissioned at K1 and newhydrofloat circuit commissioned at K2, increasing total Esterhazy site throughput capability to 3000 ore tons per hour. The Esterhazy Potash Facility K1 started production in 1962, K2 started production in 1967, and K3 started production in 2018. Table 5-2 outlines the K1, K2 and K3 production history to the end of 2025.

Table 5-2: Esterhazy Production History (1962 to 2025)

Year	K1 Mineral Reserves Mined			K2 Mineral Reserves Mined			K3 Mineral Reserves Mined			Total Mineral Reserves Mined		Total Product	
	Tons M	Tonnes M	%K_2O	Tons M	Tonnes M	%K_2O	Tons M	Tonnes M	%K_2O	Tons M	Tonnes M	Tons M	Tonnes M
1962 to 2000	166.8	151.3	26.0	148.3	134.5	23.9	n/a	n/a	n/a	315.0	285.8	115.4	104.7
2001 to 2010	49.4	44.8	25.6	60.4	54.8	23.6	n/a	n/a	n/a	109.8	99.6	38.2	34.7
2011	6.0	5.4	24.4	7.7	7.0	23.4	n/a	n/a	n/a	13.7	12.4	4.5	4.1
2012	5.6	5.1	23.6	7.8	7.1	22.0	n/a	n/a	n/a	13.4	12.2	4.2	3.8
2013	5.1	4.6	25.3	8.2	7.4	22.9	n/a	n/a	n/a	13.3	12.0	4.4	4.0
2014	5.1	4.7	26.3	8.0	7.3	23.3	n/a	n/a	n/a	13.2	12.0	4.4	4.0
2015	5.5	5.0	24.1	8.7	7.9	23.7	n/a	n/a	n/a	14.2	12.9	4.7	4.3
2016	5.7	5.2	24.4	8.3	7.5	24.4	n/a	n/a	n/a	14.0	12.7	4.6	4.2
2017	6.4	5.8	23.6	8.2	7.4	24.3	n/a	n/a	n/a	14.6	13.2	4.7	4.3
2018	5.8	5.3	23.5	9.5	8.6	23.8	0.1	0.1	22.0	15.4	13.9	5.0	4.6
2019	4.8	4.4	23.5	6.7	6.0	23.6	1.6	1.4	20.3	13.0	11.8	4.3	3.9
2020	4.8	4.3	23.1	7.2	6.5	24.5	4.6	4.2	22.4	16.5	15.0	5.5	5.0
2021	0.9	0.8	23.5	3.5	3.2	24.6	10.3	9.3	24.5	14.7	13.3	4.8	4.3
2022							15.5	14.0	24.5	15.5	14.0	5.2	4.7
2023							15.6	14.1	23.4	15.6	14.1	4.9	4.4
2024							17.2	15.6	22.2	17.2	15.6	5.2	4.7
2025							17.1	15.5	21.9	17.7	15.5	5.2	4.7
Total	**271.8**	**246.6**	**25.5**	**292.4**	**265.3**	**23.7**	**81.9**	**74.3**	**23.0**	**646.1**	**586.1**	**225.4**	204.5

Date: December 31, 2025

5-3

6.0 Geological Setting, Mineralization and Deposit

6.1 Deposit Type

Potash at the Esterhazy Potash Facility area occurs conformably within Middle Devonian-age sedimentary rocks and is found in total thicknesses ranging from approximately 100 to 131 ft. (30 to 40 m) at a depth of approximately 3,280 to 3,855 ft. (1,000 to 1,175 m). Evaporites are generally formed by seawater flowing into landlocked basins, followed by the evaporation of the seawater and precipitation of the dissolved salts. Progressive solar distillation of these salt-rich brines results in sequentially precipitated beds of limestone ($CaCO_3$), dolomite ($CaCO_3 \cdot MgCO_3$), anhydrite ($CaSO_4$), halite (NaCl), carnallite ($KCl \cdot MgCl_2 \cdot 6H_2O$), sylvite (KCl), kieserite ($MgSO_4.H_2O$) and other calcium and magnesium salts.

The term potash is the common name for various compounds that contain the element potassium. Potash is expressed and reported in K_2O equivalents. Since commercial potash minerals include chlorides and sulfates containing varying quantities of potassium, potassium-bearing minerals are compared on the basis of their K_2O contents. The term muriate of potash (MOP) is used for commercial grade fertilizer containing potassium chloride. The product mined and sold is KCl. A tonne of KCl contains an equivalent of 0.6963 tons (0.6317 tonnes) of K_2O. Sylvinite is a rock comprising a mixture of sylvite and halite that is the source of potash. The Prairie Evaporites may also contain carnallite and insoluble materials such as clay, anhydrite and dolomite crystals.

The widespread consistency of the potash-bearing Prairie Evaporite Formation sub-members and the flat lying bedded nature of the sylvinite intervals result in highly mechanized conventional underground mining operations. Where underground operations are not economically viable due to depth of deposition, other mining sites have safely and productively developed solution mining with an efficient process for recovering otherwise inaccessible minerals.

6.2 Regional Geology

The intracratonic Elk Point Basin is a major sedimentary geological feature in western Canada and the northwest US (Figure 6-1). It contains one of the world's largest stratabound potash resources. The nature of this type of deposition is largely continuous with predictable depths and thickness. It is estimated to host >5 billion tonnes of ore (Orris, 2014) and is mined at several locations, including the Esterhazy Potash Facility. Saskatchewan potash represents almost 25% of the global potash production due to its relatively low-cost, bulk tonnage mining methods. (Orris, 2014.)

Date: December 31, 2025
6-1


Canada
Edmonton
Saskatchewan
Alberta
Calgary
Saskatoon
Regina
Elk Point Basin
Potassium Bearing Rocks
Manitoba
Winnipeg
North Dakota
Montana
United States
Bismarck
South Dakota
N
Map Area
U.S.A.
Legend
City
Saskatchewan Potash Mine
Highway
Elk Point Basin
Potassium Bearing Rocks

Figure 6-1: Regional Geology Plan of the Elk Point Basin (RESPEC 2021)

The regional subsurface stratigraphic column of central Saskatchewan is presented in Figure 6-2. The geological column may be subdivided into three broad intervals.

1. An uppermost sequence extending from surface to an approximate depth of 525 to 590 ft. (160 to 180 m) and consisting of glacial tills, gravels and clays and containing freshwater aquifers.

2. A medial sequence extending from the base of the glacial sediments to an approximate depth of 1870 ft. (570 m) and consisting of Tertiary to Jurassic shales, siltstones and sandstones with limited aquifers of brackish water.

3. A lowermost sequence extending from the Mississippian Unconformity to below 5,415 ft. (1,650 m) depth and consisting of Cambrian to Mississippian carbonates, evaporites and basal shales and sandstones.

Date: December 31, 2025
6-2

Period	Group	Member	Strata	
Quaternary		Glacial Till		
Cretaceous	Colorado	1st White Speckled Shale		
		2nd White Speckled Shale		
		Lower Colorado Group	Shales	
		Viking		
	Mannville	Mannville	Sandstones	
Jurassic	Vanguard	Vanguard		
		Upper Shaunavon	Shales	
		Lower Shaunavon		
		Upper Gravelbourg		
		Lower Gravelbourg	Sandstones	
		Upper Watrous	Evaporites	
Triassic		Lower Watrous	Shales	
Mississippian	Madison	Souris Valley		
		Bakken		
Devonian	Three Forks	Big Valley		
		Torquay		
	Saskatchewan	Duperow	Carbonates	
	Manitoba	Souris River		
		Davidson Evaporite	Evaporites	
		Souris River		
		1st Red Bed		
		Dawson Bay	Carbonates	
	Elk Point	2nd Red Bed		Potash Beds
		Prarie Evaporite	Evaporites	
		Winnipegosis	Carbonates	
		Ashern	Carbonates	
		Meadow Lake	Mudstones/ Carbonates	
Silurian		Interlake	Carbonates	
		Stonewall	Carbonates	
Ordovician		Stony Mountain	Carbonates	
		Herald	Carbonates	
		Yeoman	Carbonates	
		Winnipeg	Sandstone	
Cambrian		Deadwood	Sandstone	
Precambrian		Basement Complex	Granites/ Gneisses	

Figure 6--2: Regional Central Saskatchewan Stratigraphy

The Interlake Formation carbonate lies above the Precambrian and Ordovician and is used for disposal of excess salt brines from the mine and mill.

Laterally extensive, evaporite beds containing deposits of halite, sylvite and carnallite are found within the Middle Devonian Elk Point Group, whose top ranges from a depth of 8,200 ft. (2,500 m) in southern Saskatchewan to surface outcrop in northwestern Manitoba. The Elk Point Group lies unconformably on the Silurian-age Interlake Formation and is overlain unconformably by carbonate deposits of the Middle Devonian-age Dawson Bay Formation. The evaporite beds are contained within the Prairie Evaporite Formation that overly the Winnipegosis Formation within the Elk Point Group. The basal contact between the Prairie Evaporite and the Winnipegosis Formation is marked by a sharp transition from halite of the Prairie Evaporite Formation to mixed limestone, dolomite and anhydrite of the

Date: December 31, 2025

6-3

Winnipegosis Formation. The uppermost contact between the Prairie Evaporite and the Dawson Bay formations consists of shale and poorly consolidated silty detrital deposits named the "Second Red Beds". Regionally, the underlying Winnipegosis Formation forms a broad flat basin to platform deposit with local development of limestone/dolomite "reefs".

The Elk Point Group was deposited within a broad mid-continental basin extending from North Dakota and northeastern Montana at its southern extent in a northwest direction through southwestern Manitoba, southern and central Saskatchewan, to eastern and northern Alberta. The evaporite strata in the basin are restricted to the southern third of the Elk Point Basin in south-central Saskatchewan, southwestern Manitoba, northeastern Montana and northwestern North Dakota (Holter 1969).

The Manitoba Group that overlies the Elk Point Basin consists of the Dawson Bay Formation and overlying Souris River Formation. Present within this sequence are two halite beds:

1. The Hubbard Salt, the uppermost bed of the Dawson Bay Formation.
2. The Davidson Evaporite overlies the First Red Beds within the Souris River Formation.

These halite beds are important from an underground mining viewpoint as they form a flood protection zone that separates the Prairie Evaporite Formation mining horizon from the overlying water and brine aquifers present within the Cretaceous sands, especially the Mannville Group (formerly known as the Blairmore Formation).

The Prairie Evaporite Formation is divided into a basal "Lower Salt" and an overlying unit containing three potash-bearing units and one unit containing thin "marker beds". In ascending order, the potash horizons in the upper unit are the Esterhazy Member, White Bear Marker Beds, Belle Plaine Member and Patience Lake Member. Mineralogically, these Members consist of sylvite and halite with minor amounts of carnallite ($KCl\ MgCl_2\ 6H_2O$).

Potash mineralogy in Saskatchewan locally includes high concentrations of carnallite. Carnallite is considered an impurity because it can negatively impact the effective recovery of potash in the milling process. Carnallite dissolves preferentially to sylvite. This can reduce the concentration of sylvite in suspension in solution mining efforts and process recovery. There is currently no remote sensing application that effectively identifies the presence of carnallite in the Prairie Evaporite. Fuzesy (1982) and others have shown areas of high carnallite grade on regional maps based on interpretations of downhole gamma and neutron geophysical logs and assay records maintained for historical drill holes by Saskatchewan Ministry of Energy and Resources.

Figure 6-3 shows a regional cross section showing the potash bearing members being mined at the Mosaic Company Saskatchewan operations. The Esterhazy Potash Facility mines the Esterhazy Member.

Date: December 31, 2025

6-4


Y
Y'
Souris River
1st Red Bed
Dawson Bay
2nd Red Bed
Salt Back
Patience Lk.
Interbed Salt
Belle Plaine
WBM
Interbed Salt
Esterhazy
Location of the Mosaic Esterhazy Mines
Cross Section Datum = Top of Belle Plaine
MOSAIC COMPANY
REGIONAL GEOLOGICAL CROSS SECTION
RESPEC
Combined PL, BP & EZ Potash Member Isopach With Cross Section Line (Interbed Salt Not Included)
Sask. Potash Mine
Well Location
Section Y - Y'
Mosaic Property
Saskatoon
Saskatchewan
Regina
Moose Jaw
0 50 100 km
N
Combined PL, BP & EZ Isopach

Figure 6-3: Regional Cross Section Illustrating the Stratigraphic Relationships of the Prairie Evaporite Formation (RESPEC 2021)

Date: December 31, 2025

6-5

6.3 Local Geology

6.3.1 Stratigraphy

In the Esterhazy area, the Esterhazy, White Bear and Belle Plaine Members are present and the Patience Lake Member is missing (Figure 6-4, modified from a RESPEC, LLC image). The following is a summary of the key stratigraphic units for the Esterhazy Potash Facility area:

- Belle Plaine Member: The Belle Plaine Member underlies Second Red Bed and makes up part of the salt back that is critical to isolating the mining horizon from the formations above. The Belle Plaine Member is mined using solution mining techniques at the Belle Plaine Potash Facility and is not mined at the Esterhazy Facility.
- White Bear Member: The White Bear Member consists of marker beds that are a distinctive unit of thin interbedded clay, halite and sylvinite horizons that are not minable due to insufficient thickness 4.0 to 5.0 ft. (1.2 to 1.5 m).
- Esterhazy Member: The Esterhazy Member is separated from the Belle Plaine Member by the White Bear Member marker beds, a sequence of clay seams, low-grade sylvinite and halite. The Esterhazy Member is mined using conventional underground techniques at the Esterhazy Potash Facility in southeastern Saskatchewan and by solution mining techniques at the Belle Plaine Potash Facility.



EPOCH
SOUTHEAST SASKATCHEWAN
UPPER DEVONIAN
THREE FORKS GROUP
SASKATCHEWAN GROUP
MANITOBA GROUP
MIDDLE DEVONIAN
ELK POINT GROUP
LOWER DEVONIAN
UPPER
LOWER
INTERLAKE
SOURIS RIVER FORMATION
DAWSON BAY FORMATION
PRAIRIE EVAPORITE FMT
WINNIPEGOSIS FORMATION
ASHERN FORMATION
DB-5
DB-4
DB-3
DB-2
Second Red Bed
White Bear
Esterhazy Member
Ore Zone
Lower Salt
SALT BACK

Figure 6-4: Local Stratigraphy (modified from RESPEC 2021)

Date: December 31, 2025

6-6

The typical sylvinite intervals within the Prairie Evaporite Formation consists of a mass of interlocked sylvite crystals that range from pink to translucent and may be rimmed by greenish-grey clay or bright red iron insoluble material, with minor halite disseminated throughout the mineralized zones. Local large one inch (2.5 cm) cubic translucent to cloudy halite crystals may be present within the sylvite groundmass and overall, the sylvinite ranges from a brownish red color (lower grade, 20% to 27% K_2O with an increase in the amount of insoluble material) to a bright, almost translucent pinkish orange color (high grade, 30%+ K_2O). Carnallite is also present locally in the Prairie Evaporite Formation as a mineral fraction of the depositional sequence. The intervening barren salt beds consist of vitreous to translucent halite with minor sylvite and carnallite and increased insoluble materials content.

6.3.2 Stratigraphic Anomalies

Potash-bearing horizons may be affected by three general types of anomalies. In general, any disturbance that affects the normal mineability of the sylvinite-bearing horizons is considered an "anomaly". Figure 6-5 illustrates the typical disturbances that create anomalous altered zones within the main sylvinite-bearing horizons at Saskatchewan potash mining properties. These anomalies range from localized features less than a square kilometer in extent to disturbances that are regional (i.e., several square kilometers in extent) and can result in local disruptions to the grade of the ore body (either leaching or in some cases, enrichment).


Top of Prairie Evaporite
Limestone
2nd Red Beds
Halite
Clay Seam
Mining Horizon (sylvinite)
Clay Seam
Potash and Halite Removed, Overlying Beds Collapse Into Dissolution Void
Halite
a) Salt Dissolution and Collapse Anomaly
Top of Prairie Evaporite
Limestone
2nd Red Beds
Halite
Clay Seam
Barren Halite
Mining Horizon (sylvinite)
Clay Seam
Halite
b) Leach ("Salt Horst") Anomaly
Insolubles and Halite
Top of Prairie Evaporite
Limestone
2nd Red Beds
Halite
Clay Seam
Mining Horizon (sylvinite)
Clay Seam
Halite
RESPEC
c) "Washout" Anomaly

Figure 6-5: Types of Stratigraphic Anomalies (RESPEC 2021)

Dissolution and collapse anomalies, or simply "collapse" anomalies, are those formed by the absence of a portion or the entire mass of evaporite salts. In the case of these anomalies, the overlying beds slump down into the void thus formed, creating a rubble pile or "breccia chimney" where normally the evaporite beds would be expected. In contrast to the leach or washout anomaly, the collapse anomaly can be identified by means of seismic reflection surveys and can thus be avoided through mine design by defining exclusions. Collapse anomalies are considered high risk to

Date: December 31, 2025
6-7

conventional underground potash mining operations as they breach all overlying aquitards and aquicludes, thus forming conduits for overlying brines and freshwaters to flow downward into potential mine workings.

Individual collapse occurrences are reviewed and categorized based on their potential impact to the mining operation and exclusion areas are added to the mine plan to provide for the safety of the mining area.

A "washout anomaly" is an anomaly wherein the typical sylvinite horizon has been replaced or altered to a halite mass that consists of medium to large ½ inch (1 cm) halite crystals within a groundmass of smaller intermixed halite and insoluble clay. Clay intrusions up to ½ inch (1 cm) long may be present and there is a concentration of clay at the top and base of the altered zone. Mackintosh and McVittie (1983) describe these disturbances as "salt-filled V- or U-shaped structures (Figure 6-6), that transect the normal bedded sequence and obliterate the stratigraphy". Washouts may extend laterally for considerable distances but generally appear over short intervals. These features are easily identified in a conventional mining operation through visual inspection but are not detectable by seismic interpretation.



Figure 6-6: Wash-out Anomaly

A "leach anomaly" is an anomaly wherein the typical sylvinite bed has been altered in such a manner that the sylvite mineral has been removed and replaced by halite (Figure 6-7). Such anomalies are also colloquially termed "salt horses" or "salt horsts" by mine operators. If the altered zone crosses any stratigraphic boundaries, these boundaries are commonly unaltered. This type of disturbance is generally considered post depositional (i.e., formed after deposition of the primary sylvinite). These anomalies are commonly associated with underlying Winnipegosis reefs, that may have some formative influence upon the anomaly. There are many examples at the Esterhazy Potash Facility where a leach anomaly is encountered and there is partial or complete remineralization of the in-situ sylvite. These anomalies are local in extent ranging in diameter from a few meters to as much as 400 m.

Date: December 31, 2025
6-8



Figure 6-7: Leach Anomaly

The above-described anomalies can impact mining operations by potentially reducing the in situ grade of the potash ore. Identification of any disruption to normal continuous deposition requires evaluation prior to developing a mine plan. Surface seismic reflection surveys (2D and 3D) can be used to identify and, in the case of 3D seismic, delineate large scale collapse zones. Careful examination of core or logged data from surface drill holes can identify anomalous grade conditions if they are intersected but provide no information on their shape or extent.

6.4 Property Geology

The Esterhazy Potash Facility is situated in the eastern extent of what is commonly termed the "Commercial Potash Mining Belt" where potash is mined by conventional underground means. The total thickness of potash beds in the Prairie Evaporate at Esterhazy ranges from approximately 100 to 131 ft. (30 to 40 m) at a depth of approximately 3,100 to 3,800 ft. (950 to 1,150 m).

In the Esterhazy area, the Esterhazy and White Bear Marker Beds are present (Figure 6-4). The White Bear Marker Beds, a distinctive unit of thin interbedded clay, halite and sylvinite horizons between the Belle Plaine and Esterhazy Members is insufficient in thickness and grade to be attractive for mining.

The potash mineralization in the Esterhazy Member includes five major potash bearing beds that are extracted by conventional mining machines. The key mining horizons are initially delineated using information gathered during production drilling using geophysical logging technology. These logs are compared to physical core to evaluate the quality of the mineralization.

6.4.1 Esterhazy Potash Deposit

The potash mined at Esterhazy is a mixture of halite and sylvite and in some parts of the mining area, moderate amounts of carnallite. The key mining horizons are initially delineated using information gathered during exploration drilling using geophysical logging technology. These logs are compared to physical core to evaluate the quality of the mineralization.

The potash deposit is generally uniform and laterally continuous. The grade is estimated using geochemical assays of core or chip samples. Properly calibrated, the gamma response from well log data can be converted to indicate the amount of potash in the formation as a %K_2O. Gamma Ray Equivalent Calculation (GREC) can be applied to interpret

Date: December 31, 2025
6-9

and verify the quality of the ore where core may not be available. The neutron-density log is used to indicate the presence of carnallite. Confidence in this correlation is gained by comparing GREC to assay results.

6.4.2 Deposit Dimensions

In the Esterhazy area the potash mineralization is from the Esterhazy Member. It includes five major potash bearing beds that are extracted by conventional mining machines. The naming convention at site refers to the beds in the Esterhazy Member as beds 50, 45, 40, 35 and 30 (in ascending order). The highest-grade potash is hosted in Bed 40. It has an average thickness of 4.3 ft. (1.3 m). Figure 6-8 outlines the thickness and grades for each of the beds. It is possible to encounter variation in the thickness and grade of these beds, but usually the normal stratigraphy is present.


ESTERHAZY MEMBER POTASH MINERALIZATION
ROOM CROSS-SECTION


GRADE
(%K2O)
10-20
5-10
25-40
10-20
15-25
TRACE
MARKER BED
30 BED
35 BED
40 BED
45 BED
50 BED
55 BED
2.0'
1.7'
4.3'
1.7'
2.0'

Figure 6-8: General Ore Geology

6.4.3 Lithologies

The Esterhazy general ore geology and lithologies are shown in Figure 6-9. The deposit geology is described as a series of beds.

- 30 Bed: 30 Bed consists of clear to pink halite, sylvite that is cloudy to milky and rimmed by orange to red iron oxides. Carnallite when present is red. The insoluble content is the 30 Bed is high.
- 35 Bed: 35 Bed consists of clear to light grey and milky white halite and clear to light pink sylvite. Carnallite when present is light orange. The insoluble content is very low.
- 40 Bed: 40 Bed consists of milky white halite, cubic in shape and gritty when scratched. The sylvite is clear to pinkish orange, rimmed by light orange iron oxides and waxy when scratched. Carnallite when present is orange and infilling between the crystals. The insoluble content is very low and the light from a miner lamp diffuses easily.
- 45 Marker Bed: The 45 Marker Bed consists of clear halite, clear to pinkish orange, sylvite rimmed by red iron oxides, that give this bed a darker appearance. Carnallite when present is dark red and infilling between

Date: December 31, 2025

6-10

the crystals. The insoluble content is much higher than bed 40 and the light from a miner lamp does not diffuse.

- 50 Bed: 50 Bed is very similar in appearance to 40 Bed. The insoluble content is slightly higher. Bed 45 ore is present as fill material in desiccation cracks.
- 55 Bed (Floor Salt): 55 Bed consists of mainly halite; the insoluble content is brown and sometimes bedding is present. In sylvite, the contact with 50 Bed is generally sharp. In carnallite rich ore, the contact with 50 Bed is gradational.


GENERAL STRATIGRAPHY OF THE ESTERHAZY MEMBER OF THE PRAIRIE EVAPORITE
1" = 5'
#1 Clay Seam: Locally slickensided with evidence of vertical separation and horizontal movement. Thickness is usually < 2".
Roof Salt: Mostly halite with minor sylvite, carnallite, and clays. Thickness varies between 13-15'. No significant grade in this unit.
30 Bed: Consists of halite, sylvite and carnallite. Insoluble content is higher, colour is green/grey to brown. Unit is ~ 2' thick with 10-20% K_2O.
35 Bed: Consists mostly of halite with minor sylvite and carnallite. Insoluble content is very low. Unit is ~ 1.5' thick with 5-10% K_2O.
40 Bed: Consists of halite, clear to pink sylvite and orange infilling carnallite. Insoluble content is low. Unit is 4'-4.5' thick with 15-25% K_2O.
45 Bed: Marker Bed – consists of halite, sylvite and dk red carnallite. Insoluble content is high, light does not diffuse easily. Thickness is ~ 1.5' with 10-20% K_2O.
50 Bed: Similar to 40 bed with slightly more insoluble content. Thickness is ~2 to 2.5' with 15-25% K2O.
55 Bed: Floor Salt – consists mainly of halite. Insoluble content is usually brown. Locally bedding can be seen, light diffused through very easily. Thickness is >35' with trace-5% K_2O. The upper contact of this unit is the most basal portion of the Esterhazy member.
Section and descriptions modified after M.W. Sargent and G.J. Schmidt (1990) and G. Schmidt (2000).

Figure 6-9: Deposit Stratigraphy

Date: December 31, 2025

6-11

Date: December 31, 2025 6-12 6.4.4 Structure The Prairie Evaporite is a relatively flat-lying deposit with uniform bedding across the property. The 3D seismic interpretation is used to describe the structure within mining zone. Evaluation of Winnipegosis mounds, collapse features and the total salt isopach supports mine planning activities at Esterhazy. The underlying Winnipegosis Formation locally affects the elevation topography of the mining horizon. These local inflections result from compaction on the reef/mound structures found in the Winnipegosis carbonates and can affect the potash zones. There is limited impact to mining based on the occurrence of these mounds, that are well defined by 3D seismic interpretation. Geological expertise at Mosaic potash mines in Saskatchewan has resulted in an evolved internal registry of mound encounters. Appropriate operational strategy and mine planning controls are effective in limiting the impact of the local bed dip inflections and mineralogical variance associated with mound encounters in both the conventional and solution environments. 6.4.5 Mineralization Potash mineralization contains sylvinite, a mixture of the iron oxide-stained halite, sylvite and carnallite. Minor amounts of insoluble minerals are also present, most notably in the 45 Bed. When present interstitially or as more massive pods, carnallite can deteriorate rapidly or be preferentially dissolved. The color of the potash can vary from light orange to deep red rimmed crystals. The mineralization can be locally bedded or massive. The halite and sylvite crystals can range from small to more typically coarse to large. This can be attributed to the conditions during deposition as there has been no alteration. Date: December 31, 2025 7-1 7.0 Exploration 7.1 Exploration 7.1.1 Grids and Surveys The UTM grid (NAD83 Zone 13N) is used for all exploration drilling as well as all seismic surveys. 7.1.2 Geological Mapping There has been no geological mapping completed at Esterhazy since there is no bedrock exposure. 7.1.3 Geochemistry No significant surface rock or drill core geochemistry surveys have been completed at Esterhazy. 7.1.4 Seismic Survey Geophysics Over the past 30 years, the surface seismic method has gained widespread recognition in the potash industry, as a valuable mine planning tool and as an analytical tool for anomalous underground encounters at the mining level. Today, problems such as analysis of site-specific solution collapse anomalies, void space mapping and brine inflow site identification are being solved through the use of surface seismic investigations. International Minerals and Chemical Corporation (Canada) Ltd. (“IMC”), a predecessor company of Mosaic started 2D seismic surveying in the Esterhazy area in 1985 with a targeted 9 line survey. During the period of 1985 to 1990, five additional 2D programs were completed. Four programs were run between 1997 and 2000, and a small 6.4 miles (10.3 km) 2D program were completed in 2006. An additional 106 miles (170 km) of vintage 1986-88 trade data was purchased in 2008 for coverage in the K3 area. Over the course of 23 years, a total of 1,440 miles (2,319 km) was either run or purchased and then merged and reprocessed. Over time, advancement of seismic technology has evolved from 2D to 3D methodology, which is now the primary exploration tool at Esterhazy. The first 3D seismic survey at the Esterhazy Potash Facility was done in 1991 as a test of technology at the time. This was followed by the first full scale 3D seismic survey in 2000. During the period of 2000 to 2015, 24 more 3D seismic surveys were completed, ending with the extensive K3 3D survey in 2015 covering 90 sq. miles (232 sq. km). In total, there are 411 sq. miles (1,065 sq. km.) of 3D seismic coverage at Esterhazy. The seismic survey coverage is shown in Figure 7-1. Mosaic contracts all seismic work including surveys, interpretation and maintenance of the seismic model to a qualified third party, currently Tetra Tech Inc. based in Calgary, Alberta. Date: December 31, 2025 7-2 Figure 7-1: Seismic Surveys Date: December 31, 2025 7-3 7.1.5 Petrology, Mineralogy and Research Studies The petrology or mineralogy studies that have been done in the exploration stage and early production years (1960s) are no longer available for review. There have been no recent studies completed. A tonnage factor is used to estimate ore tons from volume and is defined as the reciprocal of ore density. The ore tonnage factor is expressed as cubic feet per ton. A recent study was completed to determine if the historical tonnage factor and density used at the K1/K2 mining operation was applicable to the K3 area. Calculations were carried out using the assay data from 17 exploration holes drilled over the K3 mining lease area. The density value for ore recovered from each exploration well was calculated using established densities for all minerals contained in the ore, as per concentrations determined analytically. Ore density was considered to be the mean average density of this data set. The mean average of the well data set was determined to be 129.878 lbs./cu ft. (2080.446 kg/ cubic m). The corresponding reciprocal ore tonnage factor is 15.40 cu ft. per ton. This compares favorably to the historical K1/K2 value of 15.10 cu ft. per ton. The new K3 ore tonnage factor is used in the 2025 mineral resource and mineral reserve calculation. 7.1.6 Exploration Potential There is potential for expansion to the north-east into an undisposed area. Mosaic has first rights to lease this area from the Crown as it is within the Mosaic Esterhazy Development Zone (Subsurface Mineral Tenure Regulations, 2015 C-50.2 Reg 30, Section 33(2)). The remaining minerals in this area are controlled by other entities. In addition, as the remaining uncontrolled mineral rights within the lease area are acquired, more mineral resources or mineral reserves will be delineated. 7.2 Drilling 7.2.1 Overview The first potash exploration drilling was completed by IMC in 1956. Fourteen exploration drill holes were drilled prior to production starting at K1 in 1962. Exploration drilling has continued through to 2015 with an additional 57 holes drilled. Drill programs of note were the K3 Phase I drilling in 2009 to 2010 when 10 holes were drilled to evaluate the proposed K3 Shaft site and the K3 Phase II drilling in 2016 when 9 drill holes were drilled to evaluate the K3 mining area. These drilling campaigns were completed under Mosaic supervision with the field work, core logging and sampling being performed by professional consulting geologists at RESPEC (North Rim Exploration Limited) and Norwest Corporation respectively. The potash mineralization in the majority of drill holes was cored and the potash bearing zones were analyzed. In most cases a full suite of geophysical logs was run, particularly in the more recent holes. Ten holes drilled in 2012 to 2015 to create a brine injection field were not cored and have been evaluated through the use of GREC (Gamma Ray Equivalent Calculation) to determine potash grade so that they can be utilized in the estimation of mineral resources. 7.2.2 Drilling Supporting Mineral Resource Estimates The exploration drill holes used to support the Esterhazy K3 and K4 mineral resource and mineral reserve estimates are shown with a “Y” in the “Used for MRMR” column in Table 7-1. Included is whether the well core samples were assayed or grade was estimated from downhole gamma logging (GREC).

Esterhazy Potash Wells
Location Key
Legend
MRMR Potash Well
Potash Well
Lease Boundary
Urban Municipality
Mosaic
CHURCHBRIDGE
LANGENBURG
ATWATER
STOCKHOLM
ESTERHAZY
TANTALLON
Saskatchewan
Manitoba

Figure 7-2: Exploration Hole Locations

Date: December 31, 2025
7-4

7.2.3 Drilling Excluded from the Mineral Resource Estimates

The exploration drilling used to support the Esterhazy K3 and K4 mineral resource and mineral reserve estimates are listed in Table 7-1. Included is whether the hole core samples were assayed or grade was estimated from downhole gamma logging (GREC). Drilling that was excluded for mineral resource estimation purposes is shown with a "N" in the "Used for MRMR" column in Table 7-1. In most cases, the assay data for these exploration holes was either not available or incomplete through the potash ore zone.

It is important to note that the mining zone thickness and grade defined by the exploration drilling is 8.5 ft. (2.6 m) at an average grade of 23.4% K_2O. These support the thickness and grade assumptions used to estimate mineral resources.

Date: December 31, 2025
7-5

Table 7-1: Drill Summary Table Supporting Mineral Resource Estimates

Location	Well Identifier	Legal Subdivision	Section	Township	Range	Year Drilled	Total Depth (ft.)	Total Depth (m.)	Used for MRMR (Y/N)	Total Mining Zone Grade (%K_2O)	Grade Analysis Method
K4	50I004	6	8	22	32 W1	1950	2,905	885	N		
K4	57H085	1	16	20	30 W1	1957	4,315	1,315	N		
K4	60H003	1	24	20	32 W1	1960	3,081	939	Y	34.8	Assay
K4	60I013	16	36	20	32 W1	1960	3,139	957	N		
K4	60I024	13	15	21	32 W1	1960	3,082	939	Y	25.2	Assay
K4	60J011	13	35	20	32 W1	1960	3,089	942	Y	32.0	Assay
K4	62B002	9	14	19	30 W1	1962	3,058	932	Y	28.7	Assay
K4	62B022	11	2	20	30 W1	1962	3,015	919	Y	18.3	Assay
K4	62B021	2	29	20	30 W1	1962	2,959	902	Y	32.5	Assay
K4	62H070	16	7	21	30 W1	1962	2,882	878	Y	20.0	Assay
K4	62H072	4	25	20	30 W1	1962	2,918	889	Y	30.4	Assay
K4	62H071	1	2	21	31 W1	1962	2,987	910	Y	28.2	Assay
K4	62H068	9	24	21	30 W1	1962	2,792	851	N		
K4	62H069	4	2	21	30 W1	1962	2,863	873	Y	17.7	Assay
K4	62J033	4	2	22	31 W1	1962	2,865	873	Y	31.2	Assay
K4	63E084	4	26	21	31 W1	1963	2,870	875	Y	18.5	Assay
K4	63E083	16	11	21	31 W1	1963	2,943	897	Y	17.2	Assay
K4	63E090	14	32	20	30 W1	1963	2,919	890	Y	20.9	Assay
K4	63E080	13	6	22	30 W1	1963	2,831	863	Y	18.0	Assay
K4	63E092	5	21	21	31 W1	1963	2,991	912	Y	29.8	Assay
K4	63F001	4	4	22	31 W1	1963	2,908	886	Y	19.4	Assay
K4	63E093	8	14	20	30 W1	1963	2,966	904	Y	21.8	Assay
K4	63F002	2	14	22	31 W1	1963	2,843	867	Y	22.8	Assay
K4	63E081	4	20	22	31 W1	1963	2,926	892	Y	23.0	Assay
K4	63E094	13	12	22	32 W1	1963	3,014	919	Y	20.3	Assay
K4	63H050	16	4	21	31 W1	1963	3,028	923	N		
K4	63H051	4	22	20	30 W1	1963	2,980	908	N		
K4	63I037	14	22	20	30 W1	1963	2,920	890	N		
K4	63I038	11	25	20	31 W1	1963	2,985	910	Y	24.3	Assay
K4	63J101	2	16	22	31 W1	1963	2,914	888	Y	27.9	Assay
K4	63J096	10	18	21	31 W1	1963	3,022	921	Y	18.5	Assay

Date: December 31, 2025
7-6

Location	Well Identifier	Legal Subdivision	Section	Township	Range	Year Drilled	Total Depth (ft.)	Total Depth (m.)	Used for MRMR (Y/N)	Total Mining Zone Grade (%K_2O)	Grade Analysis Method
K4	63J115	13	29	21	31 W1	1963	2,960	902	Y	22.3	Assay
K4	65D001	3	10	22	31 W1	1965	2,837	865	Y	18.6	Assay
K4	65C080	9	10	21	31 W1	1965	2,982	909	Y	22.3	Assay
K4	65D003	15	28	21	31 W1	1965	2,900	884	Y	29.3	Assay
K4	65D002	8	36	20	31 W1	1965	2,934	894	Y	20.0	Assay
K4	65F111	4	10	22	32 W1	1965	4,429	1,350	N		
K4	65I098	13	28	20	31 W1	1965	3,045	928	N		
K3	65J030	2	17	22	1 W2	1965	3,097	944	N		
K3	65J064	1	34	21	33 W1	1965	3,061	933	N		
K3	65K071	13	23	21	1 W2	1965	3,228	984	N		
K4	89G049	13	29	19	30 W1	1989	3,123	952	N		
K4	89G048	14	8	19	30 W1	1989	3,140	957	N		
K4	89I068	1	8	20	30 W1	1989	3,022	921	N		
K4	92F060	5	17	20	31 W1	1992	3,333	1,016	Y	41.1	Assay
K3	09K092	13	14	19	1 W2	2009	3,535	1,078	Y	23.6	Assay
K3	09K217	4	34	19	33 W1	2009	3,409	1,039	Y	28.9	Assay
K3	09J166	5	25	19	33 W1	2010	3,615	1,102	Y	23.7	Assay
K3	09L134	4	11	19	1 W2	2010	3,596	1,096	Y	24.5	Assay
K3	10A046	15	24	19	1 W2	2010	3,465	1,056	Y	33.9	Assay
K3	10B222	13	23	19	33 W1	2010	3,423	1,043	Y	23.5	Assay
K3	10B221	12	22	19	33 W1	2010	3,442	1,049	Y	34.8	Assay
K3	10E268	12	22	19	33 W1	2010	3,609	1,100	Y	19.1	Assay
K3	10F031	2	4	19	1 W2	2010	3,714	1,132	Y	25.4	Assay
K3	10E269	12	22	19	33 W1	2010	3,661	1,116	Y	30.4	Assay
K3	12F347	1	28	21	1 W2	2012	4,006	1,221	Y	21.3	GREC
K3	12G178	14	16	21	1 W2	2012	4,062	1,238	Y	9.4	GREC
K3	12H036	3	20	21	1 W2	2012	4,096	1,249	Y	20.3	GREC
K3	12H053	14	20	21	1 W2	2012	4,078	1,243	Y	20.6	GREC
K3	12G205	15	29	21	1 W2	2012	4,052	1,235	Y	22.4	GREC
K3	12I209	16	32	21	1 W2	2012	3,980	1,213	Y	21.3	GREC
K3	12K047	9	33	21	1 W2	2012	3,976	1,212	Y	9.2	GREC
K3	15F233	8	16	21	1 W2	2015	4,085	1,245	Y	23.1	GREC
K3	15F234	8	18	21	1 W2	2015	4,117	1,255	Y	26.2	GREC
K3	15F235	10	30	21	1 W2	2015	4,101	1,250	Y	15.5	GREC

Date: December 31, 2025
7-7

Location	Well Identifier	Legal Subdivision	Section	Township	Range	Year Drilled	Total Depth (ft.)	Total Depth (m.)	Used for MRMR (Y/N)	Total Mining Zone Grade (%K_2O)	Grade Analysis Method
K3	15J304	15	36	18	1 W2	2016	3,693	1,126	Y	14.1	Assay
K3	15J288	1	5	19A	1 W2	2016	3,791	1,156	Y	28.2	Assay
K3	15J300	13	36	18	2 W2	2016	3,881	1,183	Y	14.9	Assay
K3	51680	16	16	19	1 W2	2016	3,609	1,100	Y	20.3	Assay
K3	15J308	4	3	20	1 W2	2016	3,435	1,047	Y	26.2	Assay
K3	51678	16	2	19	2 W2	2016	3,885	1,184	Y	18.3	Assay
K3	51698	16	17	20	1 W2	2016	3,399	1,036	Y	23.8	Assay
K3	51666	16	14	19	2 W2	2016	3,681	1,122	Y	23.0	Assay
K3	51662	14	5	19	1 W2	2016	3,681	1,122	Y	19.7	Assay
						Total	**243,272**	**74,149**	**Average**	**23.4**	

Date: December 31, 2025

7-8

7.2.4 Drill Methods

All historical exploration drill holes were drilled vertically using standard oil and gas well drilling techniques of the day. Modern drilling uses standard rotary techniques combined with directional drilling utilizing mud motors and MWD (Measurement While Drilling) equipment.

Single shot, multi shot and MWD directional surveys are run during the drilling process. A final multi-shot directional survey is completed when total depth is reached.

In all exploration holes drilled prior to 2015, hydrogeology was evaluated by drill stem tests. In 2015 to 2016, the Phase II drilling at K3 utilized Modular Formation Dynamics testing (MDT). This newer technology was used as it can isolate and test zones in specific intervals, multiple samples can be collected from specific intervals within one wellbore and the MDT tool is run on wireline rather than on the drill string.

Early potash exploration drilling in the Esterhazy area focused on hydrogeological testing of the Mannville Group and Dawson Bay formations, with isolated testing on the Nisku and Souris River formations. The hydrogeology portion of the drilling campaign in the 1980's focused specifically on the Souris River and Dawson Bay Formations to evaluate the presence of formational water immediately above the Prairie Evaporite. This continued into the K3 Phase I and II drilling from 2009 to 2016. The only exception was the "Farfield" brine injection drilling program that only tested the target Winnipeg Formation.

Any geotechnical studies done on core from the pre-1980 exploration holes are no longer available for review.

Three shaft pilot drill holes were drilled in 2009 and 2010 as part of the K3 Phase I drilling program – PH1 (09J166), 2EH (10E269) and 3EH (10E268). All three were cored for the entire length of the well to provide representative samples for shaft design purposes. Extensive geotechnical studies were done including the measurement/calculation of the following properties:

- Mass – density relations (specific gravity, moisture content, wet and dry density, void ratio and porosity).
- Grain size.
- Discontinuities and Joint Sets.
- Point load (PL).
- Unconfined compressive strength (UCS).
- Elastic Properties (Young's Modulus and Poisson's Ratio).
- Rock Classification – RMR (Rock Mass Rating), RQD (Rock Quality Designation) and Q (Rock Mass Quality) ratings.
- Tri-axial testing.
- The data was used to develop shaft design and excavation plans, including freeze hole design for shaft sinking through the formational water bearing Lower Mannville Group. It was also used for shaft liner design and formational grouting design.

7.2.5 Geological Logging

Core Logging

Core was retrieved from all potash exploration drill holes at Esterhazy. Core was not retrieved from the ten holes drilled for the Farfield brine injection field. A grade estimation process using gamma logs was used for the brine injection holes so that they could be used in the mineral reserve estimation process.

Government drilling regulations require cutting samples to be obtained every 16.4 ft. (5 m) from the Second White Specks Formation down to bottom hole. Samples and a complete set of drilling data are submitted to the government drilling authority as required by the Regulations.

Date: December 31, 2025
7-9

Core logging procedures for the oldest drilling (approximately 1960 to 1980) are no longer available for review.

The following procedures were used in the K3 Phase I and II drilling programs:

- The field recovery of the core was technically managed by a core retrieval specialist. The initial core review and handling was supervised by geological consultants to confirm a high-quality physical record was maintained. All standard procedures and quality control measures were adhered to for each drilling campaign.
- The drill core was secured for shipping with the appropriate chain of custody documents and delivered from the site to the geological consultant's core facility in Saskatoon, SK.
- As soon as the core arrived in Saskatoon, the geological consultant's staff inspected the shipment and unloaded the core onto the tables in stratigraphic order. From this point forward, the consulting geologists were responsible for supervising the core.
- Prior to commencement of any technical work, the core samples require some degree of cleaning to remove any material adhering to the core surface that may interfere with core logging and analysis. It is important that all cleaning procedures focus only on one core segment at a time and appropriate cleaning methods for different core type are followed.
- After the core boxes were laid out in stratigraphic order, the core segments in each box were re-fitted together in the best possible manner to restore the core to its original condition and length.
- Once the logging geologist was satisfied with the organization of the core, properly marked final labels were added to supplement any markings or labels placed onto the box at the well site. Each core box was assigned its own unique information, including depths corrected (in feet below Kelly Bushing) using available geophysical logs.
- After the initial assessment was performed, the consulting geologists proceeded with the detailed core logging process. Core descriptions were entered directly into the consultant's core logging database. Geologists adhered to the following format and sequence of elements where applicable.
    - Lithology (major), then minor lithology (if applicable).
    - Rock color.
    - Rock texture.
    - Rock hardness and competency.
    - Structural deformation.
    - Mineralogy and fossils.
    - Other special features.
    - Porosity and permeability.
    - Basal contact.

Geophysical Logging

A variety of geophysical logs have been run on potash exploration holes at Esterhazy. Information from the early drilling period (1960–1980) is very limited, but the provincial government well data repository, Integrated Resource Information System (IRIS) indicates a typical suite of logs would include "electrical", "gamma ray – neutron", "sonic – caliper" and "induction".

In the drilling that occurred during 1989 – 1992 the standard set of geophysical logs run were GR (Gamma Ray), CNL (Compensated Neutron Log), DIL (Dual Induction Laterolog) and BHC (Borehole Compensated Sonic).

The K3 Phase I and II drilling programs utilized a modern suite of geophysical logs including Spectral Pe Density Compensated Neutron Gamma Ray Log (SPED), Monopole Dipole Acoustic Semblance Log (MDA), Borehole Compensated Sonic Log (BCS), Simultaneous Triple Induction SFL Log (STI) and High Resolution Micro Imager Log (HMI).

All geophysical logs are submitted to the government drilling authority as required by the applicable regulations.

Date: December 31, 2025

7-10

Grade estimation utilizing gamma logs was evaluated at Esterhazy for the purpose of including the 10 holes drilled for the Farfield brine injection drilling program in the Mineral Reserve and Mineral Resource estimation. The potash assay results from three holes in the K3 Phase I drilling program (EH1, EH4 and EH6) were compared to the grade interpreted from gamma logs. Mosaic relied on the expertise of a third-party potash consultant (RESPEC) to complete the GREC analysis at Esterhazy.

Two methods of correlating gamma ray API and %K_2O were reviewed. The first, described as the "Alger and Crain method" (Alger and Crain, 1966) uses the following data to determine the correlation between gamma ray API and %K_2O:

- Borehole diameter at depth of interest.
- Mud weight.
- Downhole logging speed.
- Centralization or decentralization of gamma tool downhole.
- Calipers – hole condition, shape of hole (washouts, etc.).

The second, described at the "Bannatyne method" (after Bannatyne, 1983) uses a linear relationship between gamma ray API and %K_2O and does not consider borehole diameter, mud weight or other downhole parameters.

An analysis was completed and it was determined the Alger-Crain method provided better correlation between assayed grade and gamma grade. Gamma derived potash grades are used for the 10 Farfield drill holes in the mineral resource estimation, as shown in Table 7.1.

7.2.6 Recovery

Core recovery during the history of drilling in the Esterhazy area has been excellent due to well established drilling procedures and the use of drilling fluids that protect the target Prairie Evaporite Formation from dissolution during coring.

In the early drilling period (1960 to 1980) recoveries averaged 98.4% in available records from 48 drill holes. Data from 11 holes drilled during the period of 1989 to 1992 indicated core recovery was 99%. Core recovery in the K3 Phase I drilling was 98.0% and 99.1% in the Phase II drilling.

7.2.7 Collar Surveys

Historical exploration holes were located by a Land Surveyor registered in the Province of Saskatchewan. The current standard operating procedure is for the exploration well collars to be surveyed by a third party licensed survey contractor using GPS.

7.3 Chip Sampling

In-mine chip sampling is completed to support the grade interpretation for the active mining areas. The samples are collected by mine engineering technical employees under the supervision of the mine geologist following a standard procedure. These samples are prepared and analyzed at Mosaic's K1 and K2 Esterhazy Quality Control Laboratories.

Samples are taken at 200 ft. (61 m) intervals along all development entryways and at 400'intervals (122 m) intervals along production rooms. At the sample location the geological beds are marked and a representative sample is taken from each bed. Geochemical analysis of the samples and weighting by bed thickness provides an average grade of the mining horizon at the sample location.

Date: December 31, 2025

7-11

In-mine chip sample results (Figure 7-3) are used to estimate the average potash grade along the development drifts. The mean average of these samples is used to represent the average grade of the mineral reserve within 0.5 mile (800 m) of the development drifts inside the active mining area including the last room in an active panel.


Esterhazy K3 Mine Sample Grade Distribution
Sample Count
Grade (Total K20 %)
Total K20
Mean 23.11445
Standard Error 0.158304
Median 23.305
Mode 20.8
Standard Deviation 6.098286
Sample Variance 37.18909
Kurtosis 2.1275
Skewness -0.6814
Range 42.31
Minimum 0
Maximum 42.31
Sum 34301.85
Count 1484

Figure 7-3: In-Mine Chip Sample Assay Results and Statistics

7.4 QP Interpretation of the Exploration Information

In the opinion of the QP for this section, the quantity and quality of the lithological, collar and drilling data collected in the exploration program prior to 1962 and the definition drilling completed to date (2015) are sufficient to support mineral resource and mineral reserve estimation. The reasons for this are as follows:

- The post 1980 core logging meets industry standards for this type of deposit. There is some uuncertainty regarding the core logging procedures for the oldest 1960 to 1980 drilling. The procedures are no longer available for review.
- The collar surveys have been performed using industry-standard instrumentation.
- Down-hole surveys were performed using industry-standard instrumentation.
- Drill orientations are appropriate for the mineralization style and have been drilled at orientations that are acceptable for the orientation of mineralization for the bulk of the deposit area.
- Drill orientations appropriately test the mineralization.
- Recovery data from core drilling programs is acceptable.
- The drilling pattern and density are consistent with industry standard.
- The recorded data and classification of core constituents are in line with industry practice.

Date: December 31, 2025
7-12

- The drilling process and equipment are consistent with industry standards for this type of deposit.
- The data that is determined to be defective is not used in the estimation process.

Date: December 31, 2025
7-13

8.0 Sample Preparation, Analyses and Security

8.1 Introduction

The potash mineralization at Esterhazy was evaluated by collecting core samples from 59 exploration drill holes and from in-mine chip samples collected underground from the main infrastructure drives.

There have been two additional substantial exploration drilling programs to further define the remaining mineral reserves and mineral resources in the Esterhazy lease area:

The K4 area is located on the eastern side of the previous mining operation (K1/K2). The area was largely explored in 1989 with 17 additional holes added to the interpretation. There are partial and complete records from the historic drilling with the records being archived in Integrated Resource Information System (IRIS). There are limited records regarding the standard processes that were in place regarding the sampling, assay and data collection methods. The QP considers the processes that were in place acceptable for the time of collection.

The K3 area is located on the western side of the previous mining operation (K1/K2). In 2009, Mosaic commenced a multi-stage exploration drilling program to define the mineral resource potential for K3. A total of 19 holes were drilled and evaluated to define the mineral reserves currently being mined at K3; 16 were partially cored and three were cored from surface to total depth.

Core sample preparation, analysis and security was performed by Accredited Laboratory No. 537 – ISO/IEC 17025:2017, Geoanalytical Laboratories, Saskatchewan Research Council (SRC). This lab is based in Saskatoon, Saskatchewan and is considered a global leader in the analysis of potash samples.

The in-mine chip sampling is completed to support the grade interpretation for the active mining area (mine footprint). The samples are collected following a standard procedure by mine engineering technical employees under the supervision of the mine geologist. These samples are prepared and analyzed at the K1 and K2 Quality Control laboratories.

8.2 Sampling Method

8.2.1 Procedures: Core

Determining individual sample locations was based on visually inspecting the core and consulting the respective geophysical logs. This information was used by geologists to assess changes in mineralogy, lithology and grade. Individual samples were selected according to the following process:

- Changes in lithology, mineralogy, K_2O grade, crystal size, or insoluble content warranted a new sample.
- Clay seams were broken out as their own samples, with approximately 0.4 inches (1 cm) overlap on either side of the seam.
- Samples were limited to a range of 3 to 12 inches (10 to 30 cm). Within barren intervals, sampling limits did not exceed 30 inches (75 cm) and the minimum sample length was no less than 3 inches (10 cm).
- Prior to sample cutting, the core was divided into individually marked samples with straight lines perpendicular to core axis, by the geologist. The upper half of the core with the marked sample intervals was then cut with the band saw, where no natural breaks occur. Only one piece of core was removed from the core box at any one time and cut across the marked sample lines. This cutting process was repeated throughout the assay interval.
- Once the sample interval to be assayed was chosen, the core was slabbed lengthwise into halves with the use of a guide to provide a straight cut across the diameter of the core. The core was cut with the dry band saw equipped with a dust collection system at the core logging facility. As stated above, only one piece of core was removed from the core box at any one time and slabbed down the vertical orientation lines marked on

Date: December 31, 2025

8-1

the core. Once slabbed, the two complimentary core halves must be placed back into their respective box, with both cut surfaces facing up, prior to the next piece being taken to provide proper stratigraphic order. This process was repeated until the cored interval was slabbed. The cutting process was always supervised by the geologist.

- Slabbed core samples selected for analysis were bagged, labeled and sent to the SRC laboratory for processing and analysis. The suite of analyses included the following standard package of potash analysis provided by SRC:
    - Soluble Digestion and ICP-OES analysis.
    - Insoluble Determination (filtered).
    - Moisture Content (wt.%).

8.2.2 Quality Control: Core

The following quality control practices are in place supporting the core sampling process.

- The SRC laboratory is temperature and humidity controlled to prevent core from rapidly deteriorating.
- Depth correcting of the core to the wireline log depth is a quality assurance quality control (QA/QC) measure undertaken by the geologists so that accurate depths are recorded for critical elements observed in core. Depth correcting must be performed prior to any further geological analysis of the core and all depth corrections must be peer reviewed. Where appropriate, a correction factor is applied to the measured depth to calculate the true vertical depth over the cored interval.
- Digital photographic records of the core and sample intervals systematically collected and compiled by the geologists (Table 8-1)to avoid confusion sample location and depth intervals.

Table 8-1: Digital Photograph Records

Photo Series	Interval	Location	Core Condition	Moisture Content
Primary	Cored Interval	Field / Lab	Whole	Wet / Dry
Assayed	Assayed Interval	Lab	Slabbed	Dry (Brine)
Assayed-Tagged	Assayed Interval	Lab	Slabbed	Dry (Brine)

- With each set of 40 samples, two potash standards, one quartz blank and one sample pulp replicate analysis are completed. After processing the entire group of samples, a split sample replicate is also completed. After receiving all results from the Geoanalytical Lab, the QA/QC department completes checks to confirm accuracy.

8.2.3 Procedure: In-Mine Chip Samples

The following outlines the procedure for the collection of in-mine chip samples.

- Samples are collected at 200 ft. intervals in all development entries and 400 ft. intervals in all production rooms, termed sample stations.
- The geological beds are identified at each sample station (Figure 8-1) using the average thickness as a guide (Table 8-2) to provide consistency of bed identification.
- Once all mined beds are identified, a rock hammer is used to chisel a representative sample from each bed.
- The samples are collected in separate linen sample bags and have individual sample tags placed in each bag.

Date: December 31, 2025

8-2

- Each sample station is documented with the overall thickness and is checked to confirm that it matches the mining height.
- The sample set from a sample station is tied together and placed in a pail for transport to the on-site laboratory facility.



ESTERHAZY MEMBER POTASH MINERALIZATION
ROOM CROSS-SECTION
GRADE
(%K_2O)
10-20
5-10
25-40
10-20
15-25
TRACE
MARKER BED
30 BED
35 BED
40 BED
45 BED
50 BED
55 BED
2.0'
1.7'
4.3'
1.7'
2.0'

Figure 8-1: Esterhazy Member Potash Mineralization

Table 8-2: Esterhazy Geological Bed Names and Average Thickness

Bed Name	Average Thickness (ft)	Average Thickness (m)
50	2 to 2.5	0.61 to 0.76
45	1.7	0.52
40	4.3	1.31
35	1.5	0.46
30	2	0.61

8.2.4 Quality Control: In-Mine Chip Samples

Underground chip sample collection is completed by trained personnel who hold a technical diploma or a degree from a recognized educational institution. Bed identification is a routine procedure for the mining personnel. Sample locations are marked with paint for confirmation by the geologist as required.

Date: December 31, 2025
8-3

Supervision of sampling by the geologist is not required for all sampling, but frequent informal internal auditing includes sample recollection and comparison to ROGA results.

8.3 Sample Preparation

8.3.1 Procedures: Core

At the (SRC) laboratory, samples were prepared for assaying and analytical procedures following the process below.

- Rock samples were jaw crushed and a subsample split out using a riffler. The subsample was pulverized using a puck and ring grinding mill. The pulp was transferred to a barcode labeled plastic snap top vial.
- All samples are kept in their original bags throughout all preparation procedures.
- Samples are dried in their original bags.
- The entire dried sample was crushed to 95% minus 2 mm.
- A representative subsample was taken by passing the samples through a riffle splitter to riffle out an aliquot for mill grinding. The riffle has 10 riffle banks per side with ½ inch (1.3 cm) openings. All crushed "rejects" were vacuum sealed and returned to the original pails. The lab will place coarse rejects into storage until requested by the customer.
- Homogenization of the subsample was achieved by mild steel grind to 95% minus 0.106 mm.
- Transfer a portion of the homogenized aliquot to a barcode labeled plastic snap top vial. The remaining ground material (pulp) was sealed in the pulp bag.

8.3.2 Quality Assurance and Quality Control: Core

Quality control performed during the sample preparation process at the SRC lab includes:

- Screen size analysis on 5% of samples is performed, after crushing to minus 2 mm and after pulverization to minus 0.106 mm, 95% passing. All data will be tracked and available to client.
- Loss of mass monitoring on 5% of samples is performed after crushing to minus 2 mm and after pulverization to minus 0.106 mm, 95% passing. All data is tracked and available to client.
- Silica sand is used at the start of every group to clean the grinding mills. Silica sand is used to clean grinding mills between samples as required (sticky samples). Sample blanks (quintus quartz) are inserted at a rate of 5% per group. All data is available when requested.
- A quintus quartz sand blank is inserted at a rate of one per 20 samples or one per group in the case there are less than 20 samples.
- A pulp repeat (R) is included with every set of 36 samples and there is one split sample repeat (SSR) with every group.
- Results will also include one reagent blank per group being processed.

8.3.3 Procedures: In-Mine Chip Samples

All in-mine chip samples are prepared for analysis at the K1 and K2 Esterhazy analytical laboratories using the following procedures:

- The in-mine samples are delivered from underground to the control room by the mine technicians and transported to the lab by Mosaic's internal site delivery service.

Date: December 31, 2025
8-4

- Once received, the samples are dried. Sample material and sample ID tags are placed in a plastic cup to confirm proper sample ID.
- Sample material is split to ~100g using a splitter or riffle to distribute a larger sample into smaller representative samples for pulverization. (SOP # 1935 – Splitting Samples)
- Pulverizers are used to finely grind samples for chemical analysis. The sample enters the pulverizer chamber by filling the hopper and is fed using a feed screw into a rotating pulverizer blade. A motor on the pulverizer rotates the blades generating enough pressure and frictional forces on the sample to pulverize it. The pulverized sample exits the chamber through the mesh screen at the base of the pulverizing chamber and is collected in a sample cup. The mesh screen confirms that oversized product is held in the pulverizing chamber until the appropriate particle size is obtained. (SOP# 1615 – Pulverizing Samples). The samples must be dry prior to pulverizing and large sample chunks are put through the disc mill prior to feeding it into the pulverizer. Carry over contamination between samples is reduced by blowing out the pulverizer hopper, side access door and under mesh screen before use and between samples.
- The pulverized product is prepared into XRF pellets using the Angstrom 4451AE Briquet Press. To prepare a pellet, an aluminum cup is filled with pulverized sample and placed onto the piston. The press must reach 30,000 psi for four seconds. The pellet is then removed from the press and ready for XRF analysis. (Procedure # 1630 – Pressing Samples for XRF Analysis using Angstrom Sample Press (PDCA)). Th die is cleaned between samples by wiping on a Kim wipe cleaning pad. Regular maintenance is performed on the die and press to avoid rust contamination of pellets.

8.3.4 Quality Assurance and Quality Control: In-Mine Chip Samples

Quality control performed during the sample preparation process at the Mosaic metallurgical lab includes:

- Chip Samples are dried in their original bags before being prepared for analysis.
- Chip samples are jaw crushed and a subsample is split out to approximately 100 g using a riffle splitter if the original sample is too large to properly prepare.
- Sample tags are taken from mine sample bags and placed into the sample's container.
- Pulverized material is ~ 200 mesh for XRF usage.
- High pressure air nozzles are used to clean pulverizer chamber and hopper in between each sample.
- Pulverized samples are then mixed thoroughly to achieve homogenization before being made into the pressed pellets that will be run on the XRF.
- A glass bead control sample is run at the start and end of every batch of chip samples that is run on the XRF. Batch is re-run if control sample parameters are not met.
- XRF QC samples are pressed in triplicate. The standard deviation of the %K_2O of the three pellets must be less than <0.15. If the standard deviation is greater than 0.15 between the triplicate samples the sample is re-split and new pellets are prepared.
- Control sample data is recorded and tracked in excel spreadsheets. The control sample analysis must be in range for samples to be reported. Control charts are reviewed twice per week by the QC Specialist/QC Supervisor.
- Original chip samples and analyzed portions are not kept for retention.
- QC records are kept for two years.

Date: December 31, 2025
8-5

8.4 Assaying and Analytical Procedures

8.4.1 Procedures: Core

The basic Potash Exploration Package (ICP 2 Geo Chem) offered by SRC was used to analyze the core samples.

The assaying and analytical procedures performed at the SRC lab utilizes soluble and insoluble digestion and ICP-OES analysis. An aliquot of the sample pulp was weighed and placed in a volumetric flask. Deionized water from a thermostatically controlled system was added to the flask then shaken and placed in an agitated thermostatically controlled water bath. The volumetric flask was allowed to cool then topped to volume with deionized water and shaken. The solution was then vacuumed filtered. The reweighed filter paper was dried overnight cooled in a desiccator and weighed. The weight percent insoluble are then calculated. The detection limit for this method is 0.1 wt.%. Only calibrated glassware is used aligning with ISO 17025 requirements.

A moisture determination is also completed. An aliquot pulp is placed into a pre-weighed crucible and heated. The sample was then weighed again and the moisture is calculated as wt.% with a detection limit 0.1 wt.%.

Assay standards are labeled with the sample number in which they were inserted after with a corresponding A to denote no thickness is given to the standard sample.

8.4.2 Quality Assurance and Quality Control: Core

Reference materials POT004B (higher grade) and POT003B (lower grade) were developed and are alternately inserted by SRC every twenty samples.

In addition to the inserted QA/QC samples, all SRC instruments were calibrated using commercial standards.

Quality control samples from the Lab are prepared and analyzed with each batch of submitted samples. One in every 40 samples is analyzed in duplicate. All quality Lab control results must be within specified limits otherwise corrective action is taken.

8.4.3 Procedures: In-Mine Chip Samples

At the Esterhazy Quality Control Lab, the Potassium Oxide (K_2O) content of samples is determined using the Thermo Scientific® ARL ADVANT'X Sequential XRF (X-ray fluorescence) IntelliPower with X-Y Sample Changer. The XRF instrument is prepared for sample analysis by inputting the sample batch that includes location information and unique sample identification number into the system; in-mine samples are analyzed for K_2O and Mg content. XRF Pellets are loaded into cassettes and the analysis process is initiated. A control pellet is run with each batch before and/or after samples. The control pellet (glass bead pellet) is commercially prepared by Thermo Scientific®. Results from external control samples are recorded in Mosaic's Livelink data repository. Data results are immediately available for review. Any anomalous analyses are flagged by the instrument. These individual sample canisters will be repositioned and re-run for analysis. This process is repeated until the lab technician is satisfied with the quality of the results. Sample pellets are discarded. The %K_2O and %Mg are transcribed and entered into the Mine Ore database. A paper copy is returned to the mine engineering technical group at the mine site for verification.

8.4.4 Quality Assurance and Quality Control: In-Mine Chip Samples

The XRF instrument is calibrated using matrix matched samples of KCl with known concentrations. The standards used to assemble the calibration curve are stored in XRF room in a desiccant chamber. The concentrations are determined using STPB (Sodium tetraphenyl boron) titration. As per the IFA Method Harmonization Working Group's evaluation of analytical methods used globally for the quality testing of potassium content in Potassium Chloride Fertilizer the STPB method is the preferred method or best practice methodology for use in international

Date: December 31, 2025

8-6

Date: December 31, 2025 8-7 fertilizer trade. The KCl can be calculated by determining the amount of minor impurities that are Ca, Mg, NaCl, Bromide, Sulfate and Insol. This value is compared to the KCl analysis on each sample. Control samples are prepared in the same manner as product samples to achieve accurate sample preparation. XRF matrix matched controls are prepared internally by the QCL Technologist and run each shift by the QCL Operators with a run of samples. Statistical Quality Control (SQC) practices are in place in the Esterhazy Quality Control Laboratory, where control sample values are plotted on SQC charts and maintained in Mosaic’s document control database. SQC charts are created for analytical methods and reviewed by the QCL Technologist, QC Supervisor or QC Specialist. Each analytical procedure at Esterhazy lists the method accuracy and precision as determined by the Six Sigma Measurement Systems Analysis, summarized in Table XX. QC Laboratory audits are completed yearly by Mosaic’s Quality Assurance team. The audit findings are given to the QC Supervisor and tracked in Content Server. Esterhazy participates in a potash producer round robin sample exchange program using the Sodium Tetraphenylborate (STPB) method. The round robin analysis is performed by all producers to verify the analytical methods as standardized methods. As per the International Fertilizer Association Method Harmonization Working Group’s evaluation of analytical methods, used globally for the quality testing of potassium content in Potassium Chloride Fertilizer, the STPB method is the preferred method or best practice methodology for use in international fertilizer trade. Instrument calibration curves are based off of generic methods. The XRF instrument used to analyze samples has a service agreement with the manufacturer which includes two preventative maintenance visits per year as well as emergency visits to troubleshoot instrument issues. Routine instrument maintenance is carried out by QCL Technologist and Operators and the instrument specific log books document daily maintenance. Maintenance procedures for QCL equipment and instrument trouble shooting procedures and are stored in Mosaic’s document control database. For in-mine samples, %K2O and %Mg is reported back to Mine Engineering for validation. Results are also entered into the secure Mine Ore database. 8.5 Sample Security 8.5.1 Core Samples collected for geochemical assay were secured in plastic bags to avoid being exposed to moisture. To preserve the sample identification, the sample number was written on the sample in permanent ink, a sample tag was placed inside the bag and the bag was labeled with the sample number. The sample bags were sealed and packed in numbered plastic pails and the pails were labeled with the client’s contact information. The samples remained sealed until they were opened for processing at the geochemical laboratory. Samples were delivered securely to the International Organization for Standardization (ISO) 17025 accredited facility at SRC Geoanalytical Laboratories at Suite 125, 15 Innovation Boulevard in Saskatoon, Saskatchewan, for analysis. Upon completion of the assaying and QA/QC procedures, the geochemical results were e-mailed to the client contact list in a password-protected zip file. 8.5.2 In-Mine Chip Samples Chip samples collected from each in-mine location at K3, are secured in a linen bag with a tie. All beds are sampled separately and the individual bags are tied together for each location and placed in a large water-proof bag for transport to surface. Once on surface, the samples are delivered to the Mosaic monitored control room. The samples are retrieved by Mosaic’s delivery service and delivered to the K2 Lab. Date: December 31, 2025 8-8 8.6 Database 8.6.1 Core All the assayed intervals are compiled into the drilling database for further evaluation and compositing. The data is managed in a geological database management system called GeoSequel®. The historic assay data has been reviewed by the QP and digitized to be included with recent drilling information. The geological database includes all available exploration drilling and is a combination of assayed core data and interpreted geophysical log data. The information has been audited by the QP with respect to the ore zone interval selected and associated grade interpretation. Pertinent geological details are included in the database including elevation, formation tops and grade interpretation to allow for confirmation of the average global grade and deposit dimensions used for the mineral reserves and mineral resources estimates. 8.6.2 In-Mine Chip Samples The lab results from the in-mine chip samples get entered in the Mine Ore database that populates a secure internal Data Management and Reporting (DMR) program. All departments access their required reports from this source. The information has been audited by the Mine Engineering technical staff with respect to the ore zone intervals and associated grade analysis. Pertinent geological details from the in-mine samples are entered in the database including elevation, formation tops and grade interpretation for the active mining area. The average grade from these samples is used for the mineral reserves and mineral resources estimates. 8.7 QP Opinion on Sample Preparation, Security and Analytical Procedures It is the opinion of the Section 8 QP that the sample preparation, security and analytical procedures are suitable to support mineral resource and mineral reserve estimation. The rational for this is as follows: • The post-2009 core sampling, sample preparation, security and analytical procedures were conducted using industry standard procedures by RESPEC (formerly North Rim Exploration Ltd.) or Norwest and SRC. RESPEC and Norwest had industry recognized potash QP’s overseeing all aspects of the exploration program on behalf of Mosaic. • It is assumed based on a review of existing documents and compilation reporting, that the historical (pre- 2009) core sampling, sample preparation, security and assaying processes were appropriate for the time of data collection. The majority of the historic drilling areas have been mined and through production records, the QP has gained confidence that these estimations reconcile with realized mining expectations and results. • Internal sampling and laboratory procedures are standardized with the intention of providing accurate and representative samples of the material being mined. Date: December 31, 2025 9-1 9.0 Data Verification 9.1 QP and Internal Data Verification The following regular data validations are completed by the QP and Mosaic personnel: • The density of the minable mineralization in all cored exploration holes used for the K3 mineral resource and mineral reserve estimates have been reviewed by internal senior geology personnel to verify that the most representative value was used to estimate the mineral resource and mineral reserves at Esterhazy. • The logged depths from wireline and geological interpretations from core are compared to the predicted elevations generated in the 3D seismic model. All new elevation information is provided to seismic consultants for inclusion in the 3D seismic model to maintain current interpretation for mine planning. • All new grade and thickness information from core is included in the GeoSequel® drilling database. Average thickness and grade are recalculated to verify the most accurate estimate is applied to the mineral reserve and mineral resource estimates. • All new grade information from in-mine sampling is tabulated for the main entries and select panel rooms to verify the most accurate grade interpretation is applied to the mineral reserve estimates for the active mining area (mine footprint). • The QP has reviewed the in-mine sampling process and the lab facility procedures. • The QP has visited the mining areas to visually inspect and verify the sampling process and competencies of the technicians responsible for this sample collection. • Copies of the original analytical lab results are available internally and in the IRIS data repository. The data has been digitized for further interpretation and verification of the mineral resource estimates. Any drill holes with no data files have been excluded from the current mineral resource and mineral reserve estimates. Internal checks were completed on the location, area of influence and assay interval selected. • Exploration coring was supervised by the consulting geologists and the past and present QPs. Core retrieval, field logging and storage was verified by the consulting geological team. Site visits were made by the QP to each core retrieval during the most recent drilling campaign in 2015. • The QP visited the core logging and sampling facilities during the 2015 drilling campaign. • The QP verified all the sample intervals, reviewed the assay results and re-ran selected samples to verify the sample analysis. • The QP has reviewed the existing copies of the original analytical lab results for the historic and recent drilling data used in the mineral resource and mineral reserve estimates. There is limited historic core remaining from the original drilling campaigns, but the logged results and assays are available and included in the mineral resource and reserve estimation. • Drill core recovered from the mineralized zone post 2009 was examined by the QP. Assay intervals and stratigraphic markers were confirmed to verify that the correct interpretation was made to correlate with the underground mining horizon. The drill core has been analyzed and is preserved in the sample repository of the Saskatchewan Subsurface Geological Laboratory as a permanent record. • The QP has conducted discussion with past professionals and original site experts regarding historic data. Numerous academic reviews of the application of logging processes and the internally generated research have been performed to validate the data included in the MRMR estimation process. Date: December 31, 2025 9-2 9.2 External Data Verification The following external data verifications have been completed supporting the Esterhazy mineral resource and mineral reserve estimates. • All the exploration core for K3 was logged by qualified geological consultants with sample analysis being completed by an accredited lab. Pre-2009 exploration data has not been formally reviewed by an external consultant for the current TRS. • A review and audit of the internal GREC (Gamma Ray Equivalent Calculation) applied at Mosaic was completed to verify the process relied upon at Esterhazy. This was completed by the qualified independent geological consultants. • Exploration coring was supervised by the qualified consulting geologists and Mosaic QP. Core retrieval, field logging and storage was supervised by the qualified geologists. Site visits were made by the QP to each core retrieval during the 2015 drilling campaign. • All drilling results have been tabulated and provided to independent geophysical consultants. This geological data is used to validate the 3D seismic model and refine the interpretation used for mine planning. All seismic interpretations are produced by qualified independent experts • Pulps and rejects are bagged and sent to SRC for assay to compare the Mosaic internal lab results. Similarly, existing Mosaic samples were requested from SRC for the Mosaic internal lab to analyze. 9.3 QP Opinion on Data Adequacy It is the opinion of the Section 9 QP that the data being used and relied upon in the Technical Report Summary is adequate to support mineral resource and mineral reserve estimation. The rational for this is as follows: • The data quality and quantity are aligned with potash industry standards. • There is adequate drilling information to produce accurate mineral resource and mineral reserve estimates. • The verification process is adequate to validate the data used as part of the mineral resource and mineral reserve estimation process. • During the preparation of the report, the QP has reviewed the historical data set used to confirm the potash intervals included in the mineral resource calculation, however there is no formal documentation regarding the quality control measures and data verification procedures applied by the initial assayer. • The pre-2009 exploration results have been reviewed and there is confidence in the interpretations, however the QP has not independently verified the information by means of check assay results. • Through the existing 3D seismic interpretation, combined with the regional geology interpretation, the QP is able to verify that potash is present with a level confidence that supports the mineral resource and mineral reserve estimates. • The QP has reviewed select internal reports and memos prepared by Mosaic staff and notes that those reports and memos have not identified any material deficiencies with the adequacy of the data at the time the Technical Report Summary was prepared. • Pulps and rejects were bagged and sent to SRC for assay to compare the Mosaic internal lab results. The results of this comparison provide confidence in the results for the in-mine chip samples form the Esterhazy labs being used in the grade estimation of the mineral resources. • Over 50 years of mining history supports the geological interpretations being used to estimate the mineral resources and mineral reserves.

Date: December 31, 2025 10-1 10.0 Mineral Processing and Metallurgical Testing 10.1 Introduction Metallurgical testing and quality control are crucial to the processing of Esterhazy potash ore. Metallurgical performance of the processing facilities is monitored through a combination of online (instrumentation) and offline (laboratory) analysis. Esterhazy has onsite metallurgical and QAQC laboratories at K1 and K2 to confirm operating targets are being met throughout the process while maintaining calibration of online measurements and to confirm final product purity/quality. 10.2 On Site Laboratories The labs operate 24 hours/day, seven days a week. They are owned and operated by Mosaic and are not certified labs. The QC Supervisor and QC Specialist are responsible for training and onboarding new employees at both labs. One- on-one training is provided until competency has been demonstrated in required job duties and proficiency examinations for each training area are conducted and maintained in Mosaic’s training database. A review of the quality manual is done on an annual basis by the QC Laboratory Supervisor, where any updates must go through a formal controlled document change procedure. These changes must be approved by the QA/QC Manager. Changes to the lab standard operating procedures are under the control of the QC Supervisor and the QC Specialist. Quality control worksheets are also filed and records maintained for a minimum of one year. The labs are located within the K1 and K2 administrative buildings, making them central to the many groups accessing their services. The labs consist of numerous types of industry standard benchtop lab equipment, as well as some notably larger footprint analytical equipment. The labs are well equipped with fume hoods, chemical storage and PPE to safely perform analyses. Lab analyses are employed throughout the entire mining process (mining to shipping). Samples are primarily collected by the Operations group and brought to the labs for analysis on a set routine. These routines have been established by engineering and operations personnel, based on the criticality and variability of each specific stream, noted over the site’s decades of operation. The labs receive solid and liquid samples, each analyzed following well defined procedures that are subject to the Mosaic document control standards. Major analyses utilized are summarized in Table 10-1 and the frequency of the analyses is listed in Table 10-2. Processing related lab results are imported into a Laboratory Information Management System (LIMS) called LabVantage (Sapphire), that feeds the site’s larger reporting-based database. Shipping related lab results are entered into a PLS (Potash Loading System) system. This creates a history of the values and also provides a certificate of analysis to customers through the Mosaic SAP billing system. Table 10-1: Regular On-Site Laboratory Testing Analysis/ Equipment Sample Type Available Measurement Application XRF (X-Ray Fluorescence) Solid NaCl (wt.%) K2O (wt.%) Mg (wt.%) Ca (wt.%) Insolubles (wt.%) • Process Streams • Screening and Compaction Streams • Shipping area streams • In-mine chip samples ICP (Inductively Coupled Plasma) Spectroscopy Solids/Liquids/Brine B (wt.%) NaCl (g/L) K2O (g/L) MgCl2 (g/L) Br- (g/L) CaCl2 (g/L) SO4-2 (g/L) • Aspire® product • Process Brine • Reclaim Brine Date: December 31, 2025 10-2 Analysis/ Equipment Sample Type Available Measurement Application Manual Sieves/ CPA Solids Size Distribution over broad mesh sizes • Screening and compaction Samples • Shipping Area Streams Table 10-2: Notable Frequency of Samples Sample Name Minimum Frequency of Samples Analysis Type Mine chip samples As required and supplied Chemistry Raw Ore, x daily Chemistry Heavy Media Feed x 1 per day Chemistry Heavy Media Tailings x 6 per 12 hour shift Chemistry Heavy Media Rougher Float x 6 per 12 hour shift Chemistry Heavy Media Middlings x 6 per 12 hour shift Chemistry Flotation Tailings x 6 per 12 hour shift Chemistry Thickener Underflows x 1 per 12 hour shift Chemistry Product Screening Area x 6 per 12 hour shift Chemistry Size Compaction Area x 4 per 12 hour shift Chemistry Size Shipping Every rail car Every bulk truck Per Customer Requirements: Chemistry • K2O Equivalent Content • Impurity Concentrations Size 10.3 Quality Control Instrument calibration is performed with standards prior to each sample run on the ICP and Flame photometer. Standards of known concentration are purchased and run to verify calibration curves for the ICP. In addition to this, controls are used to confirm the validity of the in-house preparation, prior to running the XRF and ICP equipment. Control samples are prepared in the same manner as product samples to confirm accurate sample preparation. Known control samples are purchased for ICP, while XRF controls are prepared internally by QCL Technologists and run with each batch of samples. Statistical Quality Control (SQC) practices are in place in the Esterhazy Quality Control Laboratory, where control sample values are plotted on SQC charts and maintained in Mosaic’s document control database. SQC charts are created for analytical methods and reviewed by the QCL Technologists, QC Supervisor or QC Specialist. Each analytical procedure at Esterhazy lists the method accuracy and precision as determined by the Six Sigma Measurement Systems Analysis. Summarized in Table 10-3. QC Laboratory audits are completed yearly by Mosaic’s Quality Assurance team. The audit findings are given to the QC Supervisor and tracked in a software package. The Esterhazy Potash Facility also participates in a potash producers sample exchange program using the Sodium Tetraphenylborate (STPB) analytical method. The round robin analysis is performed by all producers to verify the analytical methods as standardized methods. As per the International Fertilizer Association Method Harmonization Working Group’s evaluation of analytical methods, used globally for the quality testing of potassium content in Potassium Chloride Fertilizer, the STPB method is the preferred method or best practice methodology for use in the international fertilizer trade. Instrument calibration curves are based off generic methods. Date: December 31, 2025 10-3 Table 10-3: Sample Accuracy and Precision Equipment Descriptor Accuracy XRF Solids – In house control including chip samples +/- 3.0 Standard deviation of the mean ICP Certified Control +/- 10% from control value In house control +/- 3.0 Standard deviation of the mean Flame Photometer Certified Control +/-0.045 from control value The ICP and XRF used to analyze samples have service agreements with the manufacturer that include two preventative maintenance visits per year as well as emergency visits to troubleshoot instrument issues. Routine instrument maintenance is carried out by QCL Technologists and instrument specific log books document daily maintenance. Maintenance procedures for QCL equipment and instrument trouble shooting procedures and are stored in the Mosaic document control database. Heavy metal analysis is conducted by an independent laboratory on an annual basis on all final products, including Fine, Standard, Crystal Granular, Compacted Granular and Aspire®. 10.4 Database and Records Composite samples are collected for each rail car and truck loaded at Esterhazy. They are stored by QCL personnel in the shipment and truck storage rooms. Every tenth sample for each product grade is analyzed as per the shipment standard operating procedure. The samples are retained for a period of time based on the destination of the product shipment, three months for domestic shipments and six months for export shipments. Certificates of analysis are prepared and issued by the Quality Control Laboratory (QCL) and are double checked by QCL Technologists and signed off by QCL Supervisor. Customers can obtain their Certificate of analysis from Mosaic Online, Mosaic’s sales and marketing web tool, while certificates of analysis are filed and records maintained in Mosaic’s document management system for a minimum of three years. The American Fertilizer Industry Association (AFIA) requires that the bills of lading (BOL) must contain the guaranteed product grade information as required by Canadian Fertilizer Industry Association (CFIA), AFIA and State regulations in the United States. Changes to the bill of lading information are under the control of the QA Specialists or QA/QC Manager. As product is unloaded at ports for international shipment it is sampled and analyzed by a third-party laboratory. This analysis is compared to the analysis on the product as the train was loaded to confirm accuracy. This provides third party confirmation of final product purity, by SGS. The SGS lab has ISO/IEC 17025:2005 accreditation for the analysis of Potassium (K2O) and sodium chloride (NaCl) in potassium chloride and other fertilizers. Composite samples and certificates of analysis are tracked by SAP Material ID numbers for each grade of product, rail car product labels, rail and truck scale tickets and shipments load lists. 10.5 Metallurgical Test Work Metallurgical analysis is performed throughout the Esterhazy processing facilities. Samples are taken by metallurgical or operational personnel. Samples collected by operational personnel are brought to either the K1 or K2 labs for analysis (either chemistry or particle size analysis). This analysis is subjected to the rigor discussed in the above section. Operator sampling locations and frequencies are noted above, providing the minimum amount of information to understand process performance. Samples collected by metallurgical personnel may be analyzed for density, percent solids, particle size analysis, chemistry, viscosity etc. Metallurgical samples are collected from a significantly larger set of locations, primarily to understand performance of individual pieces of equipment in the process. 10.6 Recovery Estimates Recovery is estimated at Esterhazy on a shift-by-shift basis. The amount of ore processed is measured by online belt scales on the incoming belts. The K2O grade is determined by using a weighted average of the online ore K2O analyzers Date: December 31, 2025 10-4 and the online belt scales. The K2O measurement is converted to a sylvite K2O utilizing the Mg analysis performed on the raw ore by the QA/QC labs once per shift. Finished product tons are measured by online belt scales and are determined on a shift basis. The K2O concentration for each product is determined based on chemical analysis performed on 12-hour composite samples by the QA/QC labs. Losses to tailings are monitored based on the sample collected by operational personnel and analyzed by the QA/QC labs. Those values are used by operations personnel to adjust process operating conditions to minimize losses to tailings. Overall finished production inventories are measured at a minimum of quarterly, those values are compared with measured production volumes and product shipment volumes to reconcile total production. Actual monthly or quarterly production and/or recovery are recalculated based on adjustments made as a result of that reconciliation. 10.7 Metallurgical Variability There are tendencies for small amounts of variation in process recoveries on shift or daily basis due to variations in milling adjustments, impacts of the deleterious elements listed below and typical drift in process instrumentation. Larger variations in recovery would be caused by larger planned production outages or unplanned interruptions caused by unexpected failure of process equipment. Monthly or annualized recoveries are quite consistent year over year and are rarely impacted by the characteristics of the material processed from the K3 mine. 10.8 Deleterious Elements The mineralization at Esterhazy contains certain deleterious elements that are monitored in several brine streams, the solid stream and finished products. The major elements of this group include sodium chloride (NaCl) and magnesium chloride (MgCl2) and insoluble clay minerals. Under normal operations only increased amounts of NaCl can significantly impact production volumes. NaCl NaCl is the primary component in the raw ore mined at Esterhazy. Depending on the area that is mined, higher concentrations of NaCl in mined ore results in lower milling rates and production volumes. Small amounts of NaCl are not separated from KCl and can be found in finished products. MgCl2 This compound is found in high carnallite regions of the mining area. Carnallite as a mineral contains KCl, however that material is not recoverable in the existing milling operations. High levels of carnallite can impact flotation performance resulting in lower overall plant recoveries or higher reagent costs. Insoluble Clay Minerals The Esterhazy milling process is limited at removing insoluble clay minerals from the process. Higher levels of clay minerals will increase operating costs due to the increased usage of flotation depressants and will have a negative impact on recovery. 10.9 QP Opinion on Data Adequacy It is the opinion of the Section 10 QP that the mineral processing, metallurgical testing and analytical procedures used and relied upon in the Technical Report Summary is adequate to support mineral resource and mineral reserve estimation. The rational for this is as follows: • The metallurgical and QA/QC procedures used in the K1 and K2 QC labs are conventional and are aligned with industry practice, meeting domestic and international requirements. • The chip sample analytical results from the Esterhazy analytical labs are adequate to be used for mineral resource estimation. • The data quality and quantity are aligned with industry standards and are reasonably practicable.

Date: December 31, 2025 10-5 • Test work programs, internal and external, continue to be performed to support current operations and potential improvements. • The QA/QC processes for analyzing product and confirming accuracy is adequate. • The metallurgical analyses and their respective analysis frequencies are appropriate for optimizing processing conditions and informing site personnel of anomalous conditions. • Processing recovery projections are based on appropriate metallurgical test work and compared against historical production data for validity. Date: December 31, 2025 11-1 11.0 Mineral Resource Estimates 11.1 Introduction The Esterhazy mineral resources are reported as in-situ mineralization and are exclusive of mineral reserves. Unlike mineral reserves, mineral resources do not have demonstrated economic viability, but they do demonstrate reasonable prospects for economic extraction utilizing the criteria and assumptions required at Esterhazy. A total of 59 property exploration holes and 50 years mining history from adjacent operations at Esterhazy were considered when developing the criteria and methodology for the estimation of the mineral resources. Potash in Saskatchewan, including the mineralization at Esterhazy, has been described as having “remarkable consistency of grade and thickness over many tens of kilometers” (as stated in the Best Practices Estimation of Mineral Resources and Mineral Reserves, Page 36 in the Guidelines specific to Particular Commodities, Potash and adopted by the CIM Council November 2003). This regional interpretation is used to interpolate the quality of the potash between data points used at Esterhazy for mineral resource estimation. The geological information used to estimate the potash mineral resources at Esterhazy includes core drilling, gamma-ray logging and 3D seismic modeling. The Esterhazy property is divided into two areas, the eastern and western. The eastern portion is referred to as “K4”. The current mining operations are focused within a mineral area referred to as “K3” that includes the western portion of the Esterhazy property. These two areas are separated by the historical mine workings referred to as “K1/K2” that were shut down in June 2021. 11.2 Key Assumptions The following outlines the key assumptions used for the estimation of mineral resources at Esterhazy. • The mineralization is assumed to be laterally continuous and consistent based on publicly available regional geological information and Mosaic’s knowledge of the local geology and area. Local seismic studies are used to refine the property geology for mineral resource consideration. Areas where mineralization is not present are geologically excluded from the mineral resource estimation. • The average total thickness of the potash mineralization used to determine the total mineral resources is 8.64 ft. (2.6 m). This thickness is based on the ratio of 8.5 ft. (2.6 m) production panel mining height to the development 9.0 ft. (3.1 m) mining height. • No cut-off grade or value based on commodity price is used to estimate mineral resources. This is because the mining method used at Esterhazy is not grade selective. The potash mineralization is mined on one level by continuous miners following the well-defined and continuous beds of mineralization with relatively consistent grades. At no point in the mine development and mining processes is a decision made to mine or not mine the potash mineralization in advance of the miners, unless it is defined by a mining layout for mining, geotechnical or infrastructure reason as discussed in Section 13.3.10 Operational Cut Off Grades. • A density of 129.878 lbs./cu ft. (2080.446 kg/cu m) is used to estimate the mineral resource tonnage. This was determined analytically by calculating the mean average of the density for the mining interval from 17 cored K3 exploration holes. 11.3 Estimation Methodology The methodology for estimating mineral resources at Esterhazy is described as follows: 1. The spatial location, continuity and thickness of the potash mineralization is interpreted in plan view using AutoCAD 2023 software. This plan interpretation is based on existing drill holes, 3D seismic geophysical surveys and regional geological studies. Date: December 31, 2025 11-2 The seismic surveys also provide information regarding the possible location of structural disturbances and geologic anomalies (dissolution or non-deposition) of the potash horizons. The 3D seismic survey interpretation serves as the geologic model and provides the highest resolution detail of the potash horizon. Mosaic has thoroughly compared survey results and predicted interpretations to actual locations (drill hole intersections) and characteristics of the potash horizons in the underground operations. The understanding gained from comparing predicted to actual geological conditions allows for increased confidence in areas covered by 3D seismic surveys across all Mosaic potash properties. 2. The property AutoCAD map is updated as follows: o To show the current mineral rights status. o To show the limits of the current mining footprint. o To include all completed seismic survey results. o To confirm known areas (geological anomalies, town sites and other known surface features that make the resource inaccessible) that are excluded from the mineral resource estimation process. o To include a barrier pillar of no mining for a distance of 0.5 mile (0.8 km) against the Nutrien Controlled leases and a barrier pillar of 100.0 ft. (30.5 m) against the adjacent controlled leases. o To delineate the no mining areas in the uncontrolled mineral rights areas. o To confirm the mineral resources occur only within the Esterhazy lease. o To include a 2,500 ft. (762 m) radius pillar surrounding the Esterhazy shafts, 3,000 ft. (914 m) wide pillars surrounding the towns of Langenburg and Marchwell and 2200 ft. (671 m) wide pillar surrounding the town of Esterhazy. o To include a 500 ft. (152 m) radius pillar around the exploration drill holes. o To include the Type 1, 2 and 3 collapse zones identified from the seismic surveys where no mining can be completed. At Esterhazy once collapse features are identified, a restricted mining buffer varying from 330 to 1,310 ft. (100 to 400 m) is placed around it to confirm the integrity of the mine workings. o To include a 1.0 mile (1.6 km) pillar between the K1/K2 mining area and the adjacent K4 mineral resource areas. 3. Any areas not considered to be mineable resources are excluded from the mineral resource estimate. 4. A 0.5 mile (800 m) radius is drawn around each drill hole to identify the measured resource area. For each hole, the area is estimated and the average thickness of 8.64 ft. (2.6 m) is applied to estimate a volume and the tonnage factor is applied to estimate the mineral resources tons. 5. The grade for each drill hole is applied to each polygon area to estimate the average measured mineral resource grade. 6. A polygonal estimation has been applied to the remaining mineralization. Polygons are drawn around each drill hole. The individual polygon areas and volumes are estimated and the tonnage factor is applied to estimate the tonnage for each polygon. The drill hole grade for each hole is applied to each associated polygon. 7. Chip sampling grade was used for mineralization that is outside the area of influence of a drill hole within 0.5 miles (0.8 km) of the mine footprint. 8. The average grade of all major infrastructure in-mine chip samples was used for mineralization that is outside the area of influence of a drill hole within 0 to 0.75 mile (0 to 1.2 km) of the mine footprint. 9. The drill core assay grade was used for mineralization that is within 0.75 to 1 mile (1.2 to 1.6 km) of the mine footprint by polygon area. 10. The mineral resource is categorized as measured, indicated or inferred based on the amount and quality of the supporting data. Date: December 31, 2025 11-3 11.4 Exploratory Data Analysis At the Esterhazy Potash Facility, over 114 drill holes have been drilled and 648 M tons (588 M tonnes) of potash has been mined in the over 60 years of mining. The potash mineralization has been assayed in cored holes that intersect the Esterhazy Member to verity the mineral grade of the potash deposit. These drill holes were also logged with a calibrated gamma ray tool. A Gamma Ray Equivalent Calculation (GREC) was developed to quantitatively relate potash grade to the gamma ray readings. Exploration drilling is minimized for the estimation of potash reserves due to the risk posed by overlying water-bearing formations. Safety pillars are required to offset mining from these cross-formational conduits resulting in sterilization of ground. Surface seismic data has been collected and analyzed by independent seismic consulting professionals. These seismic interpretations confirm the extent and continuity of the potash stratigraphy between known sample points without increasing risk to mining. The following outlines the exploratory data analysis completed supporting the mineral resources. • Drill hole assay data was verified and mineral resource interval was recalculated to reflect current mining conditions. • The mining zone thickness and grade defined by the drilling is 8.5 ft. (2.6 m) at an average grade of 23.4% K2O. This supports the 2025 mineral resource estimates. The following verifications of the in-mine chip sampling were completed to support accurate grade interpretation: o Standard data collection standards in place and training completed by technicians. o Supervisor audit of sampling procedures for consistency between technicians. o Re-sampled near original location to duplicate analysis • ROGA – on-board ore grade analyzer data is continuously logged to compare with results. • Mill Head Grade – monthly review of data points tabulated by the belt ore grade analyzers to express mill feed grade. • Composite exploration data compared to chip sample results – results from subset exploration holes compared to close in-mine sampling results. • The location of the in-mine chip samples are verified to confirm only samples from the conveyor drifts, boundary rooms and select rooms were used in the estimate of the measured and indicated mineral resource grade. Chip samples from within the active mining panels are not used for the estimation of the mineral resources. • Seismic data is depth corrected with known drilling intersections to allow for the best interpretation of the potash horizon. • Geophysical and geological investigations are completed to identify the integrity and thickness of the salt back and to identify potentially problematic areas because of high carnallite content or non-typical geology in the block entries before panel development can commence. 11.5 Validation The validation completed for the mineral resource estimates are: • Comparisons of the chip sample grades and the mill head grades are completed monthly to confirm reasonableness of the mineral resource estimates. • An annual MRMR forum is held internally at Mosaic to align QPs regarding mineral resources and reserves calculations. This includes a review of proposed workflow, source data inputs and industry best-practices interpretation.

- The QP reviews the lease area with the Land and Mineral team to confirm alignment on property limits, mineral rights control and ownership.
- So that the active mining area limits are accurate, there is a review completed of all producing and sterilized areas for inclusion in the updated property map.
- A review is completed to verify the mineral resource estimates align with the established definitions for each mineral resource category.
- Mineral resources estimates are peer-reviewed by an alternate site QP and the Senior Mine Engineering Manager to verify alignment regarding mining reconciliation.
- Mineral resource estimates are reviewed with the Senior Mine Engineering Manager and site senior management.
- All exploration data included in the mineral resource estimations were reviewed and verified with respect to current mining standards.
- Mining heights were reviewed and applied to the assayed data to estimate the average grade for the mineral resources.
- All assay files were reviewed and are considered suitable for inclusion in the mineral resource estimations by the QP.
- The data collection standards applied at the time the exploration results were generated is deemed suitable for inclusion in the mineral resource estimations by the QP.

11.6 Confidence Classification of Mineral Resource Estimate

Mineral Resource classifications are defined in SEC Regulation S-K, Subpart 1300. Mosaic adheres to these definitions when assigning confidence and classification to their mineral resource estimates. The SEC Regulation S-K, Subpart 1300 definitions of measure, indicated and inferred mineral resources are as follows.

Measured Mineral Resource

A measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

At Esterhazy, a measured mineral resource is defined as mineralization that is confirmed by a 2D or 3D seismic interpretation and is within 0.5 mile (0.8 km) of drilling or sampled and analyzed mine development.

Indicated Mineral Resource

An indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

At Esterhazy, an indicated mineral resource is defined as mineralization that is confirmed by a 2D seismic grid or 3D seismic interpretation or is within 1.0 mile (1.6 km) of drilling or sampled and analyzed mine development.

Date: December 31, 2025
11-4

Inferred Mineral Resource

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project and may not be converted to a mineral reserve.

At Esterhazy, an inferred mineral resource is defined as mineralization that has been investigated through a regional geological study but has limited exploration drilling, limited 2D seismic coverage and no 3D seismic interpretation.

11.7 Reasonable Prospects of Economic Extraction

Regulation S-K, Subpart 1300 requires that an evaluation be conducted as to the prospect of eventual economic extraction for mineral resources.

The Esterhazy K4 mineral resources are reported exclusive of the K3 mineral reserves.

The parameters and assumptions supporting the mineral resource estimates are as follows:

- The mineral resources are expected to be recovered by an underground room and pillar mining method.
- The average thickness of the potash mineralization estimated for underground mining is 8.64 ft. (2.6 m) based on the ratio of development mining 9.0 ft. (2.7 m) to panel production mining 8.5 ft. (2.6 m). The mining equipment is only capable of mining a static dimension; this equipment has been designed to accommodate the most economical fraction of the Esterhazy Member.
- A new shaft to a depth of 3,500 ft. (1,067 m) is expected to be required to access the K4 mineral resources. The associated supporting exploration drilling of 10,000 ft. (3,050 m) to support this new shaft location has been included in the assessment.
- The mine design criteria for the mineral resources are as follows:
    - The three-entry development consists of 46.3 ft. (14.1 m) wide drifts, 300 ft. (91.4 m) wide pillars and a 9.0 ft. (2.7 m) mining height.
    - The mainline conveyor standard length is approximately 6,000 ft. (1,829 m) but varies from 4,000 to 8,000 ft. (1,219 to 2,438 m) dependent on the panel layout.
    - The room and pillar mine design consists of 66.5 ft (20.3 m) wide rooms with a height if 8.5 ft. (2.6 m).
    - The mining room nominal length is 6,000 ft. (1,829 m). The minimum length is 4,000 ft. (1,219 m), the maximum length is 9,000 ft. (2,743 m) and will vary in certain circumstances.
    - A 1,000 ft. (305 m) barrier pillar is established between long term greater than 10 year mining entries and mining panel rooms.
- Production is assumed at achieving 6.7 M tons per year (6.1 M tonnes per year) of finished product from the surface processing plants.
- A mining recovery of 28.9% is assumed to estimate the K4 minable mineral resource for inclusion in an economic model.
- Based on the current drilling, carnallite is not expected to be a concern at K4.
- An average finished product production rate of 6.7 M tons per year (6.1 M tonnes per year) is assumed based on 320 production days per year.

Date: December 31, 2025

11-5

- The current K1 and K2 mills and Tailings Management Areas are expected to be used for the processing of the K4 mineral resources after the mining of the K3 mineral reserves production ramp down starts in 2045 and is completed in 2049.
- The K4 mineral resources are scheduled to start mining in 2045, ramping up to full production in 2050 and ending in 2078.
- A land conveyor is assumed to be constructed to move K4 production to K1 and K2.
- The processing recovery for the K4 mineralization is assumed to be 86%. This is consistent with the K3 processing recoveries.
- There are no known expected deleterious elements that will adversely impact the recovery of the mineral resources.
- There are no known environmental, geotechnical and hydrogeological factors and concerns that will impact the prospects for economic extraction of the K4 mineral resources.
- The current K1 and K2 Esterhazy surface infrastructure is assumed to be maintained and available for eventual extraction of the mineral resources.
- The mining and surface rights are expected to be in place for the areas of mineral resource.

The completed K4 mineral resource economic assessment supports reasonable prospects of economic extraction and the reporting of the K4 mineral resources. The assessment reflects a positive after tax NPV and positive total cash flow.

11.8 Mineral Resource Statement

The mineral resource estimates for the Esterhazy Potash Facility are listed in Table 11-1. Mineral resources are reported as in-situ mineralization and are exclusive of the mineral reserves.

Figure 11-1 shows the distribution of the Esterhazy Potash Facility mineral resources and mineral reserves.

Date: December 31, 2025
11-6

Table 11-1: 2025 Mineral Resources

Location	Measured Mineral Resources				Indicated Mineral Resources				Measured + Indicated Mineral Resources				Inferred Mineral Resources			
	Ore Tons (M)	Ore Tonnes (M)	% K_2O	% Carnallite	Ore Tons (M)	Ore Tonnes (M)	% K_2O	% Carnallite	Ore Tons (M)	Ore Tonnes (M)	% K_2O	% Carnallite	Ore Tons (M)	Ore Tonnes (M)	% K_2O	% Carnallite
K4	282	255	23.2	9.8	2,309	2,094	22.8	5.9	2,590	2,350	22.9	6.4	0	0	0	0
Total	**282**	**255**	**23.2**	**9.8**	**2,309**	**2,094**	**22.8**	**5.9**	**2,590**	**2,350**	**22.9**	**6.4**	**0**	**0**	**0**	**0**

Notes to accompany mineral resource table:

1. Mineral resource estimates were prepared by QP O. Duff, a Mosaic employee.
2. The mineral resources are reported as in-situ mineralization and are exclusive of mineral reserves.
3. Mineral resources have an effective date of December 31, 2025. Mineral resources are reported exclusive of those mineral resources that have been converted to mineral reserves. Unlike mineral reserves, mineral resources do not have demonstrated economic viability, but they do demonstrate reasonable prospects for economic extraction.
4. Mineral resources are not mineral reserves and do not meet the threshold for mineral reserve modifying factors, such as estimated economic viability, that would allow for conversion to mineral reserves. There is no certainty that any part of the mineral resources estimated will be converted into mineral reserves.
5. Mineral resources assume an underground room and pillar mining method.
6. Mineral resources amenable to underground mining method are accessed via shaft and scheduled for extraction based on a conceptual room and pillar design using the same technical parameters as for mineral reserves.
7. No cut-off grade or value based on commodity price is used to estimate mineral resources. This is because the mining method used at Esterhazy is not grade selective. The potash mineralization is mined on one level by continuous miners following the well-defined and continuous beds of mineralization with relatively consistent grades (Section 11.2).
8. Tonnages are in US Customary and metric units and are rounded to the nearest million tonnes.
9. Rounding as required by reporting guidelines may result in apparent summation differences.
10. %K_2O refers to the total %K_2O of the sample.
11. The percent carnallite refers to the mineral associated with potash ore at Esterhazy ($KCl.MgCl3.6H_2O$). It is considered an impurity.
12. The following KCl commodity prices were used to assess prospects for economic extraction for the mineral resources but are not used for cut-off purposes, 2026-$244/tonne, 2027-$243/tonne, 2028-$224/tonne, 2029-$188/tonne, 2030-$223/tonne and for the LOM plan $251/tonne.
13. A US$/C$ exchange rate of 1.37 was used to assess prospects for economic extraction for the mineral resources but were not used for cut-off purposes.

Date: December 31, 2025
11-7

22-02-2
22-33-1
22-32-1
22-30-1
Town of Langenburg
21-33-1
21-32-1
K4
N
20-02-2
20-31-1
Town of Esterhazy
19-32-1
19-31-1
18-32-1
18-30-1
1.6 km
6 Miles
Proven Mineral Reserve
Probable Mineral Reserve
Measured Mineral Resource
Indicated Mineral Resource
Esterhazy Mineral Lease
3D Seismic Interpretation
Mined Out
Boundary Pillar
Town Limit

Figure 11-1: Location and Distribution of Mineral Resources and Mineral Reserves

Date: December 31, 2025

11-8

11.9 Uncertainties (Factors) That May Affect the Mineral Resource Estimate

A mineral resource is an estimate only and not a precise and completely accurate calculation, being dependent on the interpretation of limited information on the quality and continuity of the occurrence and on the available sampling results. Actual mineralization can be more or less than estimated depending upon actual geological conditions.

The following outlines a number of uncertainties identified by the QP that exist at Esterhazy and could impact the mineral resource estimates.

- Actual geological interpretations including thickness and grades of the potash mineralization are proven to be relatively uniform but can vary locally across the Esterhazy property.
- The grade is estimated based on widely spaced exploration holes. Although the distance between data points is deemed suitable to define the quality of the ore in the potash deposit at Esterhazy, there could be local fluctuations affecting the overall average grade estimation.
- The average grade is estimated by selecting the highest-grade continuous section from the core at that location. There could be circumstances where the highest-grade mining interval is not recovered because of local elevation changes or operator error.
- The seismic model includes some areas with only 2D seismic information. Prior to mining, 3D seismic interpretation is required to confirm no undetected risk exists. Additional seismic interpretation could affect the total resource estimate if geologically anomalous conditions are identified.
- Actual geological interpretations related to carnallite can vary locally across the Esterhazy property.
- Density may vary from K3 exploration drilling and should be verified with in mine channel sampling at K4.
- A review and audit of the internal GREC (Gamma Ray Equivalent Calculation) applied at Mosaic was completed to verify the process relied upon at Esterhazy. Most of the exploration data used in the mineral reserves and mineral resources estimation calculation is determined from core and assay results. The application of GREC has been made in some cases where there was minor core loss and in the case of drill holes where no core was recovered, but geophysical logs exist.
- In some cases, drill holes encounter anomalous conditions in the core. Based on the ground-truthing at the K1/K2 site, these have been removed from the mineral resource estimation database. Ground-truthing refers to the correlation of in-mine encounters (drill holes or excavations) with the seismic model.
- There are a small number of potential mineral acquisitions that could increase the mineral resources for the Esterhazy Potash Facility.

Date: December 31, 2025
11-9

12.0 Mineral Reserve Estimates

12.1 Introduction

The Esterhazy mineral reserves are reported as in-situ mineralization accounting for all applicable modifying factors. They are estimated by identifying economically mineable portions of the mineral resources and applying modifying factors. Mineral reserves meet all the mining criteria required at Esterhazy including, but not limited to mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

12.2 Key Assumptions

The following outlines the key assumptions used for the estimation of mineral reserves at Esterhazy.

- The mineral resources are assumed to be laterally continuous and consistent based on local mining activity.
- Seismic survey results are used to plan the details for mining.
- An average mining recovery of 28.9% is applied in the conversion of mineral resources to mineral reserves.
- The mineral reserves are recoverable by an underground room and pillar mining method.
- There is no unplanned or external dilution applied because all development and mining panels are planned in mineable ore. There is no overbreak due to the controlled cutting limits of the rotary miners. In addition, Rotating Ore Grade Analyzers (ROGA) are used to guide mining activity, by providing grade optimization via gamma detection.

12.3 Estimation Methodology

The following outlines the methodology used for the estimation of the Esterhazy mineral reserves and development of a mining plan to support the mineral reserve estimates.

1. The seismic surveys provide information regarding the possible location of structural disturbances and geologic anomalies (dissolution or non-deposition) of the potash horizons.
2. Mine design work is completed utilizing the following design criteria.
    - The three entry development consists of 46.3 ft. (14.1 m) wide drifts, 300 ft. (91 m) wide pillars and a 9.0 ft. (2.7 m) mining height.
    - The mainline conveyor standard length is approximately 6,000 ft. (1,829 m) but varies from 4,000 to 8,000 ft. (1,219 to 2,438 m) dependent on the panel layout.
    - The room and pillar mine design consists of 66.5 ft (20.3 m) wide rooms with a height if 8.5 ft (2.6 m).
    - The mining room nominal length is 6,000 ft. (1,829 m). The minimum length is 4,000 ft. (1,219 m), the maximum length is 9,000 ft. (2,743 m) and will vary in certain circumstances.
    - A 1,000 ft. (305 m) barrier pillar is established between long term, greater than ten year mining entries and mining panel rooms.
3. A mining recovery of 28.9% is applied to the mineral resource tonnage to estimate the proven and probable mineral reserve tonnages.
4. The estimated mineral reserves are scheduled in the 2025 LOM plan using the anticipated annual grade until 2031, then using an average grade of the total remaining mineral reserves thereafter. No local grades were used. The following steps are completed to estimate the tonnage and grade of the mine footprint.

Date: December 31, 2025
12-1

- Proven mineral reserves: The 2025 mining limits were extended 0.5 mile (0.8 km) from the workings and assigned a new polygon area referred to as "Proven Mine Footprint". Panel areas inside the proven mine footprint are assigned the average grade of all major infrastructure in-mine chip samples. Mining recovery was based on the actual planned extraction in each panel. Any area with 0.5 mile (0.8 km) from a drill hole but outside of the proven mine footprint area is assigned a grade based on the core assay and a 28.9% mining recovery.
- Probable mineral reserves: The 2025 mining limits were extended from 0.5 to 1 mile from the workings, areas within the influence of a drill hole were excluded and the remaining was assigned a new polygon area referred to as "Probable Mine Footprint". The 0.5 to 0.75 mile (0.8 to 1.2 km) area of the probable mine footprint was assigned and a 28.9% mining recovery. The 0.75 to 1 mile (1.2 to 1.6 km) area of the probable mine footprint was assigned the exploration grade from their associated original polygon and drill hole intersection.
- The total mine footprint grade is a weighted average of these areas together.

5. The average grade estimated from the drill holes is applied to each remaining polygon outside of the mine footprint. The weighted average is calculated and applied to the total probable reserves.

12.4 Mineral Reserve Statement

The mineral reserves estimate for the Esterhazy Potash Facility is listed in Table 12-1. Figure 12-1 shows the distribution of the mineral resources and mineral reserves on the Esterhazy property. Mineral reserves are sub-divided into two confidence categories in Regulation S-K 1300, proven and probable.

Proven Mineral Reserve

A proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource. Regulation S-K 1300 provides additional guidance that for a proven mineral reserve, the qualified person must have a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality.

At Esterhazy, a proven mineral reserve is described as the mineable portion of the measured mineral resource.

Probable Mineral Reserve

A probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource. Regulation S-K 1300 provides additional guidance that for a probable mineral reserve, the qualified person's confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven mineral reserve, but is still sufficient to demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. The lower level of confidence is due to higher geologic uncertainty when the qualified person converts an indicated mineral resource to a probable reserve or higher risk in the results of the application of modifying factors at the time when the qualified person converts a measured mineral resource to a probable mineral reserve.

At Esterhazy, a probable mineral reserve is described as the mineable portion of the indicated mineral resource.

Date: December 31, 2025
12-2

Table 12-1: 2025 Mineral Reserves

Location	Proven Mineral Reserves				Probable Mineral Reserves				Total Mineral Reserves				% Mining Recovery	% Dilution
	Ore Tons (M)	Ore Tonnes (M)	% K_2O	% Carnallite	Ore Tons (M)	Ore Tonnes (M)	% K_2O	% Carnallite	Ore Tons (M)	Ore Tonnes (M)	% K_2O	% Carnallite		
K3 Mine Footprint	134	122	23.2	3.6	48	43	22.9	4.3	182	165	23.1	3.8	33.7%	0%
K3 Outside Footprint	42	38	19.2	5.3	304	275	19.6	6.1	345	313	19.6	6.0	27.1%	0%
Total	**176**	**159**	**22.2**	**4.0**	**351**	**319**	**20.0**	**5.8**	**527**	**478**	**20.8**	**5.2**	**29.0%**	**0%**

Notes to accompany mineral reserves table:

1. Mineral reserve estimates were prepared by QP O. Duff, a Mosaic employee.
2. The mineral reserves are based on measured and indicated resources only.
3. Mineral reserves have an effective date of December 31, 2025.
4. Underground mining standards and design criteria are used to constrain measured and indicated mineral resources within mineable shapes. Only after a positive economic test and inclusion in the LOM plan is the mineral reserve estimate included as mineral reserves.
5. Tonnages are in US Customary and metric units and are rounded to the nearest million tonnes.
6. Rounding as required by reporting guidelines may result in apparent summation differences.
7. %K_2O refers to the total %K_2O of the samples.
8. The percent carnallite refers to the mineral associated with potash ore at Esterhazy ($KCl.MgCl3.6H_2O$). It is considered an impurity.
9. The following KCl commodity prices were used to assess prospects for economic extraction for the mineral resources but are not used for cut-off purposes, 2026-$244/tonne, 2027-$243/tonne, 2028-$224/tonne, 2029-$188/tonne, 2030-$223/tonne and for the LOM plan $251/tonne.
10. A US$/C$ exchange rate of 1.37 was used to assess prospects for economic extraction for the mineral resources but were not used for cut-off purposes.

Date: December 31, 2025

12-3


22-02-2
22-33-1
22-32-1
22-30-1
21-32-1
20-02-2
20-32-1
20-31-1
19-32-1
19-31-1
19A-01-2
18-32-1
18-30-1
N
K4
Town of Langenburg
Town of Esterhazy
1.6 km
6 Miles
Proven Mineral Reserve
Probable Mineral Reserve
Measured Mineral Resource
Indicated Mineral Resource
Esterhazy Mineral Lease
3D Seismic Interpretation
Mined Out
Boundary Pillar
Town Limit

Figure 12-1: Location and Distribution of Mineral Resources and Mineral Reserves

Date: December 31, 2025
12-4

12.5 Uncertainties (Factors) That May Affect the Mineral Reserve Estimate

A mineral reserve is an estimate only. It is based on applying modifying factors to the resources determined to be measured and indicated. Actual mineralization can be more or less than estimated depending upon actual geological conditions.

The following outlines uncertainties identified by the QP that exist at Esterhazy and could impact the mineral reserve estimates.

- Actual geological interpretations including thickness and grades of the potash mineralization are proven to be relatively uniform but can vary locally across the Esterhazy property.
- The average grade of the potash outside the mine footprint is based on widely spaced exploration holes. Although the distance between data points is deemed suitable to define the quantity and quality of the ore in the potash deposit at Esterhazy, there could be local fluctuations affecting the overall average grade estimation.
- Locally, chip samples grades can vary considerably but the average of all samples is considered reasonable and representative of the grade.
- The average grade of the core is calculated by selecting the representative mining interval from the core at that location. There could be circumstances where the highest-grade mining envelope is not recovered because of local elevation changes or operator error.
- Density may vary from K3 exploration drilling and should be verified with in mine channel sampling.
- The seismic model includes some areas with only 2D seismic information. Prior to mining, 3D seismic interpretation is required to confirm no undetected risk exists. Additional seismic interpretation could affect the total mineral reserve estimate if geologically anomalous conditions are identified.
- Mining recovery is described as an average recovery factor. A particular part of the mining area may be higher or lower from the designed production expectations. A change to the average mining recovery factor could result in a change to the mineral reserve estimate.
- As mining advances deeper at K3, mining recoveries may need to be adjusted to account for the effects of depth and mineralogy of the potash mineralization. The mining recovery may be subject to change for safety and panel optimization reasons.
- Panel mining recoveries have been adjusted to account for the effects of depth and mineralogy of the potash mineralization. The local mining recovery is subject to change for safety and panel optimization reasons.
- Minor amounts of localized dilution are expected in areas where salt anomalies are encountered. This dilution is blended with other material from the mine.

Date: December 31, 2025

12-5

13.0 Mining Methods

13.1 Introduction

Mining at Esterhazy has always used the room and pillar method. The planned total extraction of the in-situ potash ore is 29.3%. Pillars are left in place between mining rooms to support the overlying rock. This is intended to prevent a failure of the upper rock formations and to prevent an inflow of brine from any overlying water bearing zones. These pillars also help minimize localized rock movement and maintain safe working conditions for the underground work force.

The room and pillar mining is completed on a single level. The rooms are cut at 8.5 to 9.0 ft high (2.6 to 2.7 m) in the highest potash ore grade zone of the Esterhazy salt member. Historically this has been done manually by visual observations of the ore zone while mining through it. Recent developments on ROGA (Rotating Ore Grade Analyses) systems have been instituted to automate this process to help achieve the highest ore grade possible.

13.2 Underground Mining and Development Process

The Esterhazy K3 Potash Facility utilizes a retreat room and pillar mining method that is mined with a four-rotor continuous mining machine transferring on an extensible conveyance (Figure 13-1).



Figure 13-1: Four Rotor Continuous Miner

The drift design calls for a width that is greater than the width of the miner so multiple cutting passes are required to achieve the extra width. A section view of the cutting sequence is shown in Figure 13-2. The first pass will consist of the miner cutting full face for approximately 6,000 ft. (1,825 m) depending on the panel design. The miner will then turn around at the end of first pass and cut a second pass back towards the start of the room. The third pass will be cut on the opposite side of the belt and follow the first pass direction. Rooms are designed to be either two or three passes wide and the miner will cut the side pass that consists of a partial face. Overlapping of mining is required to maintain a level back.

Date: December 31, 2025

13-1

Typical Production Room
Side Pass
Width = 20 ft
1st Pass
Width = 26.3 ft
Side Pass
Width = 20 ft

Figure 13-2: Production Room Section View

A typical room setup is shown in Figures 13-3 and 13-4. A room set up involves installation of support equipment to cut the room. This equipment is installed in a short room (breakthrough) that is cut between the central beltline entry and an outside fresh air/travel entry. Between the beltline and the miner are the extensible drive, take-up/belt storage magazine, high stands, HWI and the tow tub.


Turn around slash for 3 Pass Room
3rd Pass
1st Pass
2nd Pass

Figure 13-3: Plan View of a Four Rotor Setup


Panel Belt
Ext. Drive
Belt Storage Magazine
High Stands
Automated Hardware Installer
Tow Tub
4 Rotor Miner

Figure 13-4: Section View of a Four Rotor Setup

In general, the K3 Mine can be separated into three distinct mining areas (Figure 13-5). These include the:

- Shaft Pillar
- Development Drifts
- Production Panels

Date: December 31, 2025
13-2


K3
Production Panel
Development Drifts
Shaft Pillar

Figure 13-5: Mining Area Terminology

Shaft Pillar Area

The shaft pillar area was developed to include the following infrastructure:

- 4 Rotor Build Shop
- Auxiliary equipment build shop
- Diesel Bay
- Electrical Substation
- Fuel Bay
- Ore Storage Bins
- Mainline Conveyance
- Warehouse
- Offices and lunchrooms

Date: December 31, 2025

13-3

After initial development is completed no mining or rehabilitation cutting is to be done in the shaft pillar without approval of the General Manager.

Development Drifts

Development mining consists of a three-entry system. This system consists of:

1. A central entry cut for the mainline conveyance and exhaust air.
2. Two outside entries are cut for fresh air and travel ways.
3. Dead-end turnarounds to allow room for the four-rotor miner to turn around to cut additional width.
4. Breakthroughs connecting the three entries to allow access to the belt entry and minimize dead end turnaround.
5. Underpasses connecting the fresh air entries to allow for ventilation and travel isolated from the belt entries.
6. Mainline drive sites.

On average these drifts are developed in 6,000 ft. (1,829 m) lengths. These drifts are approximately 46 ft. (14.0 m) wide and require two passes with the mining machine to reach the design width. The initial entry requires a dead-end turnaround to be cut to allow the miner to turn and cut the second pass.

After the second pass is completed, the miner will tram back to the end of the drift and cut a series of breakthroughs that extend into the adjacent fresh air entries. The miner utilizes a Flexiveyor (a mobile flexible conveyor) to transport the muck from the miner onto the extensible belt.

After the central drift has been cut, the miner will then relocate to one of the fresh air entries and repeat the process of cutting two passes to reach design width. On the first pass the miner will break into the crosscuts, forgoing the need to cut a dead-end turnaround when cutting the fresh air entries. The typical cut height for the development entries is 9 ft. (2.7 m).

An overview of the mine development cutting/excavation requirements is shown in Figure 13-6.


3
Dead End Turnaround
Fresh Air Entry
2
6
Drive Site
5
Exhaust Air/Mainline Entry
1
Breakthroug
4
Underpass
Fresh Air Entry
2
4

Figure 13-6: Mine Development Overview

Table 13-1 outlines the design criteria for the different types of development at Esterhazy K3 Mine.

Date: December 31, 2025

13-4

Table 13-1: Development Design Criteria

Type of Development	Maximum Width (ft.)	Nominal Cutting Length (ft.)	Height (ft.)	Minimum Pillar/Beam Thickness (ft.)	Comments
Fresh Air	46.3	6,000	9.0	250	Spaced on 300 ft. centers
Belt	46.3	6,000	9.0	250	Spaced on 300 ft. centers
Breakthroughs	40.0 to 46.3	250 to 300	9.0	250	Spaced on 300 ft. centers
Underpass	29.5	550	9.0	10	Beam measure from top of underpass to bottom of Belt entry
Drive site	63.0	305	13.5	n/a	

Production Panels

Production panels are designed to allow the production miners to effectively cut ore while minimizing ineffective tasks such as completing miner turns, or room to room moves. Production panels are designed to be mined as retreat room and pillar. Production panels consist of the following development (Figure 13-7).

- Fresh air entry: This is a standard development entry to allow fresh air and access to the production miner.
- Exhaust/Belt entry: A panel belt is installed in this room and is connected to the fresh air entry through a series of crosscuts. These crosscuts provide room for the miner extensible setups and allow exhaust air to flow out of the panel.
- Breakthrough: These are utilized for miner and ventilation setups and allows muck from the miner to be transported to the panel belt. They are cut in advance of the miner to minimize miner move times.
- Production room: These are located between the fresh air entry and boundary drifts. Panels are cut wider than development entries to maximize ore production per miner setup. The normal cutting height for a production room is 8.5 ft (2.6 m) to minimize unplanned dilution and maximize grade.
- Boundary drift: These are located at the far end of the production panel and are used to allow the miners to complete their turns for cutting additional passes and providing ventilation.
- Underpass: These are only utilized in panels where two miners are cutting off the same belt entry. They are used to provide access and ventilation for both sides of the panel.

Date: December 31, 2025

13-5

Breakthrough
Boundary Drift
Direction of Retreat Mining
Production Rooms
Underpass
1000' Barrier Pillar
Fresh Air Entry
Exhaust/Belt Entry

Figure 13-7: Configuration for Single Panel Mining

Production panels can be designed to accommodate one or two production miners cutting at the same time. Setup for a single miner panel requires one fresh air, belt and boundary drift. To accommodate a second miner another fresh air entry and boundary drift on the opposite side of the belt entry need to be developed. An underpass is also required to provide fresh air and access to both sides of the panel. Single and multiple mining configurations are shown in Figure 13-8.

Date: December 31, 2025
13-6


Miner 1
Miner 2
Production Panel with two miners cutting
Production Panel with one miner cutting
Miner 3

Figure 13-8: Configuration for Multiple Panel Mining

Panel design is based on criteria established by the geotechnical department. Overall panels are designed utilizing a mining extraction ratio. This ratio is calculated as the ratio of the room and pillar width inside the panel and excludes development, entries and pillars. Typically, a 1,000 ft. (305 m) barrier pillar is left between the last production room and adjacent long-term entry system but can vary based on circumstances.

The design criteria for production panel development are summarized in Table 13-2.

Date: December 31, 2025

13-7

Table 13-2: Production Panel Development Design Criteria

Type of Development	Maximum Width (ft.)	Nominal Cutting Length (ft.)	Height (ft.)	Minimum Pillar/Beam Thickness (ft.)	Comments
Fresh Air	46.3	6,000	9.0	218.7	Spaced on 265 ft. centers
Belt	46.3	6,000	9.0	218.7	Spaced on 265 ft. centers
Production Room	66.3	6,000 to 6,500	8.5	Varies	Determined based on extraction ratio for the panel
Boundary Drift	46.3 to 66.3	6,000 to 6,500	8.5	500.0	Pillar between adjacent panes
Breakthrough	40.0 to 46.3	220	9.0	Varies	Determined based on extraction ratio for the panel
Underpass	29.5	485	9.0	10.0	Beam measure from top of underpass to bottom of Belt entry
Drive Site	63	305	13.5	n/a	

13.2.1 ROGA (Rotating Ore Grade Analyzer)

The mining zone of the Esterhazy Member is divided into five bedding units that are distinguished by their differences in geological character. A schematic cross section of the Esterhazy Member mining zone is shown in Figure 13-9. Since the degree of potash mineralization not only varies between beds but also within each individual bedding unit, achieving optimal grade is dependent on the proportions of each that are included within the mining face at any given location.

Though it accounts for only a minor percentage of the total potassium present, the Potassium-40 (K-40) isotope in potash is radioactive and releases gamma energy through a process of electron capture. Since the amount of gamma radiation is directly proportional to the quantity of potassium present, a measurement of its levels can be used to gauge potash ore quality.

Grade optimization via gamma detection at the mining face is achieved through the use of a Rotating Ore Grade Analyzer or ROGA which is an on-vehicle gamma grade detector designed to improve the grade of the potash ore that is mined by the rotary miner. It is mounted on the outside cutting rotors of a borer miner. Scintillating sodium iodine (NaI) crystals found within each ROGA detect the gamma ray distribution in the roof, walls and floor providing the operator with the most ideal horizon to follow to achieve optimal grade.

Potash ore exists as an 11.7 ft (3.6 m) thick seam, under and overlain by salt. The mining horizon is currently determined by following an insoluble rich seam (marker bed) in the ore zone. The optimum mining horizon is loosely correlated to the marker bed and is known to vary. Optimizing ore grade cannot be done visually. A schematic cross section of the K3 potash mineralization is shown in Figure 13-9. The mineralization contains K-40, a potassium isotope, that emits naturally occurring gamma radiation. The emitted radiation is directly proportional to the K_2O grade that can be detected with scintillating sodium iodine (NaI) crystals.

Date: December 31, 2025

13-8


ESTERHAZY MEMBER POTASH MINERALIZATION
ROOM CROSS-SECTION
GRADE (%K2O)
10-20
5-10
25-40
10-20
15-25
TRACE
MARKER BED
30 BED
35 BED
40 BED
45 BED
50 BED
55 BED
2.0'
1.7'
4.3'
1.7'
2.0'

Figure 13-9: Esterhazy Member Potash Mineralization

The gamma detectors are mounted on each of the outside rotors of the miners. They detect and measure the amount of natural radiation that exists in the minerals in the back, walls and floor that is being mined. The data in the form of relative gamma count is then viewed on the operator's screen and the cutting is adjusted. Information is collected sequentially as the rotor arm and the detector rotate from the back to the floor. This information is then used by the mining machine's operators as guidance so that the best mining horizon grade is extracted.

13.2.2 Geotechnical Considerations

The pseudo-plastic behavior of salt and potash present unique mining challenges. Rock deformation within the mine is dependent on multiple factors that contribute to ore strength as well as the magnitude and distribution of stresses over time. Rock creep, or time-dependent deformation, occurs immediately after mining and continues indefinitely for the life of an excavation. This process results in vertical and horizontal convergence that will reduce room widths and heights. At increased rates of creep, as can occur under greater stresses and/or weaker rock, micro-fracturing and slip along crystal boundaries begins to occur, resulting in volume-increasing dilation and damage that accumulates over time. If stress loads exceed rock strength, fractures will develop and may ultimately lead to ground failure.

The K3 Mine operates within the Esterhazy Member of the Prairie Evaporite Formation. Since this basin-style deposit is void of any appreciable tectonic influence, pre-mining stresses are derived solely from mining depth. Consequently, the effects of increased stress levels must be considered as mining advances towards deeper areas of the property. Locally, stress conditions are also influenced by their proximity to adjacent mining activities, current and past. This is mitigated during planning so that unfavorable stress interactions between mining areas are minimized.

Despite its relative consistency, ore from the Esterhazy Member does demonstrate some mineral variability that warrants geotechnical consideration. Ore strength and, by extension, its ability to withstand the effects of stress, is dependent on the properties and proportions of the minerals that comprise it. When the mineralogy demonstrates

Date: December 31, 2025
13-9

Date: December 31, 2025 13-10 variation beyond what is deemed typical, additional investigation and/or measures may be required so that mining conditions remain safe. Such variation may include increased amounts of salt or insoluble components such as clays, carbonates, or sulfates that can introduce weaknesses in the rock by altering its strength or introducing bedding planes or seams that would not normally be present. These situations are often associated with geological features found above or below the actual mining zone. Though the extent and degree of their influence cannot be accurately determined in advance, guidance as to where conditions might be impacted by such features is obtained using 3D seismic data. Though almost always present to some degree, the mineral carnallite (KMgCl3•6H2O) has been demonstrated to significantly impact ore strength when in greater quantities. Mining rooms with carnallite rich ore are also more prone to the development of bedding separations within the roof. As with anomalous conditions, the presence and distribution of carnallite cannot be accurately predicted, however, sampling conducted within the immediate mining area does provide some measure of guidance that can be used during the mine planning process. 13.2.3 Hydrogeological Considerations Undersaturated brines from adjacent aquifers have long been recognized to be of significant risk to conventional mining in the Esterhazy area. It is therefore pertinent that measures be taken so that mining activities are carried out in such a fashion so as to minimize their impact. Brine inflow into the mine may occur as a result of breaching the protective salt layers that exist above and below the mining horizon. A breach through the salt to the ore zone may result from mining activities (i.e., exploration drilling, extraction, etc.) or be naturally occurring (i.e., collapse features) and these must be carefully considered during the planning process. Boundary pillars are used to isolate drill holes from the mine workings as well as minimize the influence of stresses and subsequent rock deformation that may be imparted. Collapse features are post-depositional structures that result from rock dissolution and vertical failure. Their size and extent are variable and may transition through a number of stratigraphic units including those with water-bearing zones. Similar to drill holes, boundary pillars are implemented to physically isolate collapses from the workings as well as reduce mining-related stresses in that area. The size of the pillar employed is dependent on the extent of disruption, volume of upper salt loss and the degree of breaching or fracturing in the aquifers. These factors are determined in advance of mining through the use of 3D seismic analysis. 3D seismic information is also utilized to help define salt back thickness and the likelihood of water-bearing zones being present within the carbonate Dawson Bay Formation. Special consideration is given to areas where the remaining evaporites between the mine horizon and Dawson Bay Formation are found to be less than 75 ft. thick or if the Dawson Bay Formation itself is damaged or determined to contain water (Figure 13-10). When identified, mining in such areas may be reduced or possibly eliminated should conditions suggest the potential risk for flooding is high. Date: December 31, 2025 13-11 Figure 13-10: Stratigraphy Above Esterhazy Mining Horizon 13.3 Mine Design and Operations 13.3.1 Production Plan/Life of Mine Plan The 2025 LOM plan for the Esterhazy Potash Facility includes the K3 mineral reserves. The K4 mineral resources are also shown for conceptual purposes, but they are not included in the economic analysis. It is based on an average production rate of 23.249 M ore tons per year (21.901 M tonnes per year), based on 320 production days per year, with the remaining calendar days typically utilized for maintenance activities. The K3 mineral reserves production is ramped up to full production and is expected to ramp down starting in 2045, with mining completed in 2049. Date: December 31, 2025 13-12 The K4 mineral resources are conceptually starting to mine in 2045, ramping up to full production in 2050, and ending in 2078. Table 13-3 outlines the 2025 LOM plan for the K3 mineral reserves. *The K4 measured and indicated mineral resources are included for conceptual purposes. Table 13-3: 2025 LOM Plan and K4 Resources for Conceptual Purposes Year Total Ore Tons (‘000) %K2O Total Ore Tonnes (‘000) Site Ore Tons (‘000) Ore Tonnes (‘000) K3 K4* K3 K4* 2026 21,719 22.7 19,703 K3 21,719 19,703 2027 21,859 22.5 19,830 k3 21,859 19,830 2028 22,786 22.3 20,671 K3 22,786 20,671 2029 23,346 22.2 21,179 K3 23,346 21,179 2030 22,731 21.8 20,621 K3 22,731 20,621 2031 23,808 20.4 21,598 K3 23,808 21,598 2032 23,501 20.4 21,320 K3 23,501 21,320 2033 23,346 20.4 21,179 K3 23,346 21,179 2034 23,657 20.4 21,462 K3 23,657 21,462 2035 23,562 20.4 21,375 K3 23,562 21,375 2036 23,562 20.4 21,375 K3 23,562 21,375 2037 23,570 20.4 21,382 K3 23,570 21,382 2038 23,511 20.4 21,329 K3 23,511 21,329 2039 23,550 20.4 21,364 K3 23,550 21,364 2040 23,552 20.4 21,366 K3 23,552 21,366 2041 23,536 20.4 21,352 K3 23,536 21,352 2042 23,525 20.4 21,341 K3 23,525 21,341 2043 23,512 20.4 21,329 K3 23,512 21,329 2044 23,263 20.4 21,104 K3 23,263 21,104 2045 23,429 20.4 21,255 K3/K4 23,279 150 21,119 136 2046 23,506 20.2 21,324 K3/K4 22,006 1,500 19,964 1,361 2047 23,093 19.6 20,950 K3/K4 16,093 7,000 14,600 6,350 2048 22,220 21.4 20,158 K3/K4 13,220 9,000 11,993 8,165 2049 21,656 21.9 19,646 K3/K4 8,332 13,324 7,558 12,087 2050 23,324 22.9 21,159 K4 23,324 21,159 2051 23,324 22.9 21,159 K4 23,324 21,159 2052 23,324 22.9 21,159 K4 23,324 21,159 2053 23,324 22.9 21,159 K4 23,324 21,159 2054 23,324 22.9 21,159 K4 23,324 21,159 2055 23,324 22.9 21,159 K4 23,324 21,159 2056 23,324 22.9 21,159 K4 23,324 21,159 2057 23,324 22.9 21,159 K4 23,324 21,159 2058 23,324 22.9 21,159 K4 23,324 21,159 2059 23,324 22.9 21,159 K4 23,324 21,159 2060 23,324 22.9 21,159 K4 23,324 21,159 2061 23,324 22.9 21,159 K4 23,324 21,159 Date: December 31, 2025 13-13 Year Total Ore Tons (‘000) %K2O Total Ore Tonnes (‘000) Site Ore Tons (‘000) Ore Tonnes (‘000) K3 K4* K3 K4* 2062 23,324 22.9 21,159 K4 23,324 21,159 2063 23,324 22.9 21,159 K4 23,324 21,159 2064 23,324 22.9 21,159 K4 23,324 21,159 2065 23,324 22.9 21,159 K4 23,324 21,159 2066 23,324 22.9 21,159 K4 23,324 21,159 2067 23,324 22.9 21,159 K4 23,324 21,159 2068 23,324 22.9 21,159 K4 23,324 21,159 2069 23,324 22.9 21,159 K4 23,324 21,159 2070 23,324 22.9 21,159 K4 23,324 21,159 2071 23,324 22.9 21,159 K4 23,324 21,159 2072 23,324 22.9 21,159 K4 23,324 21,159 2073 23,324 22.9 21,159 K4 23,324 21,159 2074 23,324 22.9 21,159 K4 23,324 21,159 2075 23,324 22.9 21,159 K4 23,324 21,159 2076 23,324 22.9 21,159 K4 23,324 21,159 2077 23,324 22.9 21,159 K4 23,324 21,159 2078 23,324 22.9 21,159 K4 23,324 21,159 13.3.2 Planning Assumptions The following outlines the planning assumptions incorporated into the Esterhazy K3 2025 LOM plan. • An underground room and pillar mining method is used. • The production plan goal is to achieve 23,249 M tons per year (21,091 M tonnes per year) of ore to supply the surface processing plants. This is the result of 1.4 to 1.8 M tons/year (1.3 to 1.6 M tonnes/year) from four rotor miners in three entry development areas and 1.8 to 2.1 M tons/year (1.6 to 1.9 M tonnes/year) from four rotor miners in the production panels. • Mine design work is completed utilizing the following design criteria. o The three-entry development consists of 46.3 ft. (14.1 m) wide drifts, 300 ft. (91.4 m) wide pillars and a 9 ft. (2.7 m) mining height. o The mainline conveyor standard length is approximately 6,000 ft. (1,829 m) but varies from 4,000 to 8,000 ft. (1,219 to 2,438 m) dependent on the panel layout. o The room and pillar mine design consists of 66.5 ft (20.3 m) wide rooms with a height if 8.5 ft (2.6 m). o The mining room nominal length is 6,000 ft. (1,829 m). The minimum length is 4,000 ft. (1,219 m), the maximum length is 9,000 ft. (2,743 m) and will vary in certain circumstances. Rooms shorter than 4,000 ft. (1,220 m) will result in excessive miner moves and setups that would adversely affect miner productivity. If a mining room is longer than 9,000 ft. (2,743 m) the standard mining rate from the four-rotor miner will exceed the room conveyor capacity, thereby reducing the miner productivity by reducing the four rotor mining rate. o A 1,000 ft. (305 m) barrier pillar is established between long term (greater than 10 year) mining entries and mining panel rooms.

- A total continuous miner fleet of 13 four rotor miners with 11 to 12 miners setup to cut and one to two in maintenance/overhaul is assumed. There is a limit of one miner per single panel and a limit of two miners per double panel. Four rotor miners are expected to have shutdowns for a six-month overhaul after cutting 12.0 M tons (13.2 M tonnes). Four rotor miners are expected to have a minor overhaul shutdown for one month after cutting 6.0 M tons (6.6 M tonnes).
- No development advances until a 3D seismic survey has been completed to identify geological anomalies that may interfere with development entries.

13.3.3 Mining Sequence

The Esterhazy 2025 LOM plan mining sequence is summarized in Figure 13-11.

Date: December 31, 2025
13-14


22-02-2
22-01-2
22-33-1
22-32-1
22-31-1
N
21-02-2
21-01-2
21-33-1
21-32-1
21-31-1
Panels commence mining in year
Mined
2026-2030
2031-2035
2036-2040
2040-2045
2046+
Mined Out
Boundary Pillar
Town Limit
20-02-2
20-01-2
20-33-1
19-02-2
19-32-1
19-31-1
19A-02-2
18-33-1
18-32-1
18-31-1
18-02-2
18-01-2

Figure 13-11: LOM Plan Mining Sequence

Date: December 31, 2025
13-15

13.3.4 Blasting and Explosives

There is very little blasting that takes place for mining at Esterhazy K3. Blasting occasionally occurs when the ore storage bins are blocked. Explosives are sometimes used to loosen the blockage allowing the ore to flow in the bin. One other use is to remove loosened rock in the roof, floors and walls in underground openings that cause a safety hazard and other means of removal have been unsuccessful. These operations occur very infrequently. No explosives are permanently stored underground. When, required, explosives that have been stored in a surface magazine are taken underground for use. There are strict operational procedures regarding the safe storage, transport and use of explosives. Only those trained and holders of a valid blasting certificate are authorized to handle explosives.

13.3.5 Ventilation

The underground ventilation circuit at Esterhazy K3 consists of two surface fresh air fans that run in parallel to direct air into the mine through the South Shaft plenum into the South Downcast Shaft. Underground there are two large booster fans that direct the fresh air either North or South into the mine workings (Figure 13-12). Once the air has transferred through the mine and has completed the air circuit, it returns to the North shaft as return air. The return air is then pulled from the North shaft by two exhaust air fans that also run in parallel.


North Shaft Headframe
South Shaft Headframe
Atmosphere Supply Air
Atmosphere Supply Air
Mine Exhaust Fans
Mine Intake Fans
Fresh Intake Air Atmosphere
Mine Air Heaters
Fresh Intake Air Atmosphere
UG Booster Fans

Figure 13-12: Surface Fan General Arrangement

The South shaft intake fans are two full bladed fans that run in parallel to each other to push fresh air into the South shaft. The fresh air moves through a Burner Housing Building where the air is heated when outside ambient temperatures are consistently below 0° C. After the intake air moves through the heating house, the air is then moved through the plenum and enters the shaft at the sub-collar level of the South headframe. Running at full capacity, the fans are designed to move a nominal 470 kcfm (221.8 m^3/s) into the underground workings. These fans are also fitted with a Variable Frequency Drive (VFD) so that the air volume can be adjusted based on underground requirements and head frame pressures. The South headframe is designed to operate in a positive pressure state with standard pressure differential units of 0.0 to 0.3 inches of water gauge (0 to 7.62 mm H_2O).

The North exhaust fans are two full bladed fans that run in parallel to draw air from the underground workings and back into atmosphere. The fan blades are set at 31.6 degrees and are capable of drawing upwards of 250 kcfm (110.9

Date: December 31, 2025
13-16

m^3/s) each on a variable frequency drive. The exhaust fans are also designed to pull air from the North headframe and maintain a negative pressure with standard pressure differential units of -0.25 to -0.50 inch water gauge (-6.35 to -12.7 mm H_2O) within the headframe. This negative pressure is to keep dust, created by the skips and chimney effect of the mine exhaust air, off the mechanics and hoisting equipment on the upper levels of the North head frame.

The overall mine ventilation strategy has travel ways (or outer drifts) used as fresh air paths and center drifts (or belt drifts) used as exhaust air paths. Underpass drifts are utilized to cross fresh air from one travel way to another, without the use of fan and ducting crossover air path. Due to the dust that gets stirred during ore haulage along the belt lines, it makes the most sense to keep that dust paired with exhaust air and the fresh air paths free from unnecessary dust.

There are two full bladed booster axial fans that move air North and South underground in a main airway to supply fresh air into the mine workings. The underground booster fans are designed to move upwards of 250 kcfm (118 m^3/s) each and are VFD controlled to adjust to underground air requirements.

There are three different types of ventilation doors underground at K3; high pressure steel doors and low pressure solid roll up doors high pressure steel doors are used directly around the North and South shafts to prevent the short circuiting of fresh air and the recirculation of exhaust air. The high pressure doors are designed to withstand a pressure with standard pressure differential units of five inch water gauge (127 mm H_2O) and are installed closest to the shaft areas to withstand the positive and negative pressures created by the surface and underground booster fans. Low pressure solid roll up doors, are designed to withstand a pressure with standard pressure differential units of 1 inch water gauge (25.4 mm H_2O) are placed in areas where there is little pressure due to ventilation infrastructure. The opening and closing of these doors for brief periods will not disrupt the overall ventilation system.

The shaft pillar at K3 is split between a fresh air and an exhaust air side. The combination of high pressure steel doors and low pressure roll up doors (solid and pivoting) create the barrier. Fresh air moves from the South Shaft and gets distributed North and South via the underground booster fans. Fresh air to the north takes two paths through the pillar area before entering the Northern mine workings. The first path is through a main airway and moves directly north to the mine workings. The second path has air diverting through the shops area before heading to the north production area. Once the air moves through the shop and office areas, it joins the other direct air path and gets sent to the North mine workings. Air that distributes through the South booster fan takes one path to get distributed into the South Mine workings via fresh air travel ways and underpasses that connect the travel ways.

Room ventilation is achieved through means of fans, brattice lines, vent tubing, vent doors and vent stoppings at strategic locations to achieve the desired ventilation flow. The main goal is to provide adequate air volume, approximately 50,000 cfm (23.6 m^3/s) of fresh air, to remove dust generated at the mining face, along with removal of heat generated by the mining machine. Fresh air is brought to the mining face from the rear of the miner and flushed over the face as cutting progresses. For the case of first pass, dead end mining, a fan mounted on the miner draws air from the mining face and exhausts to a brattice line that runs the length of the room behind the miner. Flow into and out of the room is controlled by fans and controls. For the case of second and third pass mining, flow through ventilation is provided, again with fresh air approaching from the rear of the miner and flows through over the miner to eventual exhaust.

Once exhausted from the mining room, the air then is routed to the main exhaust system, usually the belt drift network. Air then arrives back in the shaft pillar area and is routed up the north shaft for exhaust to surface.

As the mine expands to the west, north and south, it is estimated that more booster fan setups, similar to what was described above, will be required. Allowances have been made in the LOM Capital estimate for the installation of these setups.

13.3.6 Ore and Waste Handling

A four-rotor miner must be set up with various pieces of support equipment to function to maximize productivity. A typical miner setup can be seen in Figure 13-13. An automatic hardware installer is positioned right behind a miner. The function of this is to install panel belt posts/idlers in the ground as the miner progresses. Autonomous operation allows un-crewed operation over shift change and will increase first pass production and reduce exposure to moving equipment.

Date: December 31, 2025

13-17

Belt Extensible Drive
Belt Storage Magazine
Hardware Installer
4- Rotor Miner
285'-1.2"
38'-3.8"
33'-11.4"
86'-7.0"
31'-10.8"
22'-7.0"
16'-11.0"

Figure 13-13: Four Rotor Set Up

Behind the belt storage magazine there is the belt extensible drive. A belt extensible drive is used to run extensible belts. They are placed in the break-through of the room being mined. This is the discharge end of the extensible belt. Workers confirm before starting to cut that the transfer chute on the extensible is not plugged and properly aligned with the conveyor. For the safety aspect, a pull cord runs along the length of the extensible. Pulling this cord will stop the extensible. Workers check this safety cord making sure it is in working condition before the equipment is turned on. Extensible belts are temporary and are installed/ taken out whenever a miner moves from room to room. Extensible belts discharge onto panel belts that are semi-permanent belts that will last the lifetime of a panel, approximately five years.

The panel belts discharge onto the mainline belts that may extend multiple kilometers. They run throughout the length of the mine. These belts are suspended from the back of the underground working.

After the ore mined in an active mining area, the ore is conveyed through a network of main line conveyors back to the shaft pillar area.

The mainline belts dump into the underground bins. K3 has two ore bins and two surge bins. These bins allow ore to be stored underground, allowing mining to continue when the shaft is not available for hoisting.

All underground conveying systems discharge into the north and south raw ore bins. Ore is reclaimed from the bottom of the ore bins with rotating plow feeders that discharge onto a reclaim belt that transfers the ore to the surge bin. Ore is reclaimed from the bottom of the surge bin with apron feeders that discharge onto a shaft feed belt. Ore from the shaft feed belt is discharged into two weigh bins located in the shaft loading pocket. Theses bins then load the skips for transportation to surface.

Esterhazy K3 has two shafts in operation. The North shaft is equipped with two skips and a hoist to operate the skips. In addition, the north shaft has a four-compartment cage, operated by a hoist capable of load ups to 27 tons (24.5 tonnes), for the transportation of personnel and materials. The South shaft will be equipped with two skips and a hoist.

The skips discharge into a 300 ton (272 tonne) bin located in each headframe. Ore is reclaimed from these bins using apron feeders and loaded on the overland conveying system for transport to K1 and K2 mills.

13.3.7 Backfill

There is no backfilling of underground openings performed at the Esterhazy Potash Facility.

13.3.8 Water Management

Nominal seepage is observed in the shaft liners. It is collected and transferred to the K2 tailings pond.

Date: December 31, 2025
13-18

13.3.9 Underground Infrastructure Facilities

Power is supplied to the K3 site from a 70MVA 138 kV/14.4 kV (GIS Substation). Power is routed to the underground through six 15 kV feeder lines to underground 15 KV Switchgear consisting of 600 A,15 kV, 25 KA isolation switches, vacuum circuit breakers and accessories. There is then a network of 15 kV cable lines to a series of 14.4 kV to 4.16 kV transformers to power the four rotor miners and 14.4 kV-600 V transformers to power auxiliary.

13.3.10 Operational Cut-off Grades

There may be times when areas are encountered where salt mineralization has replaced potash mineralization. When encountered, decisions are made whether to continue mining through the area (that contains little to no potash) to access potash deposits on the other side of the encountered zone, or to abandon the area. This is a very infrequent occurrence. The decision to cut through salt mineralization is dependent on the mine plan.

13.3.11 Mine Production Monitoring

To monitor ongoing changes in the production grade of the Esterhazy Member, chip samples of each mineralized bed are collected by Mine Engineering personnel in each production and development entry at 200 ft. (61 m) intervals. The sampling and analysis process consists of:

- Identifying each distinct geological bed (30, 35, 40 and 50).
- Gathering chips from wall sampling (using a chisel hammer) into a sample bag.
- Filling out the sample tag with proper location and stratigraphic information.
- Submitting the samples at the end of each shift to either the K1 or K2 lab for analysis where the samples are pulverized and standard K_2O% and Mg% are analyzed using XRF techniques (X-Ray Fluorescence). This allows for the sylvite and carnallite concentration calculation.
- Once the sample results are given to the technical services department, they are examined and corrected for any errors or omissions.

The production sample results are used to create interpolated contour maps of sylvite and carnallite for the mine. Based on these maps, a general prediction for sylvite and carnallite content is made for adjacent unmined rooms.

In addition to regular chip sampling, mapping is also conducted to identify any off-grade cutting, salt anomalies, or other anomalous geology that could adversely affect the mine grade. The grade results and any anomalous geology are taken into consideration when reviewing the mine plan.

At surface, at the outlet of the Headframe apron feeder, the hoisted ore grade is determined by the use of a Potassium Meter 444 M-40. The concentration of potassium in bulk materials or liquid solution is measured by detecting gamma radiation of the natural isotope K-40. This isotope is contained in natural potassium in a constant percentage (0.0119%). As the isotope K-40 decays, it emits gamma radiation with an energy of 1.46 MeV. The detector LB 5340 detects radiation using an organic scintillator (PVT), the detector LB 5402 using a NaI crystal. The radiation triggers tiny flashes of light in the scintillator that are converted into electrical pulses by the photomultiplier. The count rate of this radiation is a direct measure for the potassium concentration.

13.3.12 Equipment

The Esterhazy Potash Facility owns all the equipment necessary to execute the primary operational functions in the mine. Mining is completed via continuous mining machines, predominantly four-rotor miners. There is also a fleet of cutting and mobile equipment used to support the operations, construction and maintenance activities of the underground mine.

Table 13-4 outlines the amount of major mining equipment and their associated estimated useful life.

Date: December 31, 2025

13-19

In addition, it is estimated that in the future, K3 will need to purchase a mobile equipment unit to trim floor from travel ways and belt drifts to maintain operationally effective drift heights. Allowance for this unit(s) has been made in the capital estimate.

Table 13-4: Major Mining Equipment

Major Assets in Current Equipment Fleet	Quantity	Estimated Useful Life (Years)
Drum Miner	3	30
Alpine Miner	1	30
Four Rotor Miner	13	30
Two Rotor Miner	2	30
Scoop Tram 2.5 Yd	12	10
Scoop Tram 6 Yd	1	10
Scoop Tram 3 Yd	6	10
Scoop Tram 4 Yd	2	10

13.3.13 Personnel

Table 13-5 outlines the Esterhazy current and forecasted mining personnel requirements. It excludes Capital and personnel reporting offsite to a centralized Capital workforce. The bulk of the mining workforce is positioned as operational workforce, support to the operational workforce, or supervisory roles.

Table 13-5: Mine Personnel - Current and Forecasted

Area	2024 Actual	2025 Fcast.	2026 + Plan
Maintenance	165	173	173
Operations	171	175	175
Other	47	70	70
Total	**383**	**418**	**418**

Date: December 31, 2025
13-20

14.0 Recovery Methods

14.1 Introduction

The Esterhazy Potash Facility includes two independent mills, designated as K1 and K2, each receiving raw ore feed from underground mining operations. Both mills utilize a series of unit operations - including crushing, separation, screening and compaction - to produce saleable potash product that meets grade specifications.

Each mill is equipped with online grade analyzers that continuously monitor ore quality and process performance. In addition to automated monitoring, routine sampling is conducted and analyzed by the onsite laboratory to verify product quality and process control. The metallurgical department also performs targeted sampling and analysis to validate operating conditions and verify optimal performance across the processing circuits.

14.2 Flowsheets

The flowsheets for the Esterhazy processing plants at K1 and K2 are outlined in Figures 14-1 and 14-2.


Mosaic
RAW ORE STORAGE
HEADFRAME
BOOT BIN
CRUSHING & ESS
SKIP
SHAFT
FINE ORE BIN
CRUSHING & ESS UPGRADE WILL INCLUDE ADDITIONAL EQUIPMENT IN THIS AREA
SCREEN
FLOATATION
HEAVY MEDIA
FINAL TAILS PUMP BOX
CENTRIFUGE
ROTARY DRYER
CENTRIFUGE
FLUID BED DRYER
COMPACTING
SCREENING
PRODUCT DISPATCH
#1 LOADOUT
PRODUCT STORAGE
#2 LOADOUT
PRODUCT RECLAIM
TAILINGS PILE
LEGEND
RAW ORE
FLOTATION
HEAVY MEDIA
SCREENING & COMPACTING
PRODUCT STORAGE & DISPATCH
TAILS DISPOSAL

Figure 14-1: K1 Processing Plant Flow Sheet

Date: December 31, 2025

14-1

HEADFRAME
SKIP
SHAFT
RAW ORE STORAGE
MILL ORE BINS
CRUSHING
SCREEN
HEAVY MEDIA
FLOATATION
FINAL TAILS PUMP BOX
THICKENER
CENTRIFUGE
FLUID BED DRYER
FLUID BED DRYER
TAILINGS PILE
CRYSTALLIZER
CENTRIFUGE
ROTARY DRYER
COMPACTING
SCREENING
PRODUCT DISPATCH
PRODUCT STORAGE
LOADOUT
LEGEND
RAW ORE
FLOTATION
HEAVY MEDIA
SCREENING & COMPACTING
PRODUCT STORAGE & DISPATCH
CRYSTALLIZER
TAILS DISPOSAL

Figure 14-2: K2 Processing Plant Flow Sheet

Crushing

The crushing circuit processes raw ore supplied by the underground operations, which contains potash (potassium chloride, KCl), salt (sodium chloride, NaCl) and clays. The objective of the crushing circuit is to reduce the ore size to less than 9.5 mm to liberate potash and salt crystals for downstream separation.

Potash concentration in the ore feed stream is continuously monitored using an online ore analyzer. Raw ore is conveyed from the headframe bins to a screening system that separates on-size and oversized material. Oversized ore is directed to a crusher for size reduction. Material that remains oversized after initial crushing is recycled through the crushing loop until it meets the required specification. On-size material is slurried and transferred to the heavy media circuit for further classification by particle size.

Heavy Media

The heavy media circuit begins with vibratory sizing screens that separate ore into two fractions: material greater than 1.7 mm is retained for heavy media processing, while finer material is directed to flotation. Heavy media separation exploits differences in buoyancy between potash and salt using a magnetite slurry as the separation medium.

On-size ore is mixed with a magnetite slurry to achieve a specific gravity of 2.05 and processed through rougher cyclones to reject salt to tailings. The ore is then dewatered and re-slurried to a specific gravity of 1.95 for further separation and washing. Rejected material from this stage still contains potash that is not fully liberated from salt crystals; this middlings material is sent through an impactor and associated sizing screens to be further processed using flotation.

Magnetite slurry recovered from various process streams is collected and reconcentrated for reuse via magnetic separation drums. Brine from the system is also recycled as wash brine to minimize reagent consumption and water usage.

Date: December 31, 2025

14-2

Hydrofloat (K2 Processing Plant)

In 2025, a Hydrofloat flotation column was installed and commissioned at the K2 processing plant as part of ongoing process optimization efforts to increase throughput and improve operational efficiency.

The unit was integrated into the existing processing circuit to enhance recovery of coarse potash material and to alleviate loading on the conventional flotation system. Supporting upgrades, including improvements to one of the heavy media product dryers, were completed concurrently to accommodate the increased material flow. No downstream process constraints were introduced as a result of the installation.

As a result of this integration, the mill crushing rate capability at K2 increased from approximately 1,800 tons per hour to 2,000 tons per hour. The resulting increase in final product volume has been incorporated into the updated Esterhazy production plan.

Flotation

Flotation receives the -1.7 mm size fraction from the sizing screens and the crushed middlings from the Heavy Media and Hydrofloat screening processes. The feed stream is further classified into fine and coarse fractions to confirm appropriate reagent dosing for each segment.

Four reagents are used in flotation:

- **Depressant**: Binds clays to prevent downstream reagent consumption.
- **Collector**: Coats negatively charged potash crystals to render them hydrophobic.
- **Extender oil**: Enhances collector performance, particularly for coarse particles.
- **Frother**: Generates stable bubbles to facilitate flotation of potash particles.

After reagent addition, the fine and coarse fractions are recombined into a single flotation feed stream and processed through rougher flotation cells, where salt is rejected. The overflow from the rougher cells contains product mixed with fine salt. This stream is passed over stationary screens to separate fine salt and small potash particles. The undersize fraction is slurried and sent to cleaner flotation cells for final product recovery

Crystallizer Circuit (K2 Processing Plant)

A key distinction between the K1 and K2 processing plants is the presence of a crystallizer circuit at K2. The K2 facility utilizes three growth crystallizers, classified as suspension product removal crystallizers. These units feature well-developed bed fluidization and slurry circulation to promote crystal growth and product recovery.

Fresh feed is introduced into the recirculation stream, which is directed into the crystallizer dome. The recirculation flow rate is maintained at approximately seven to ten times the rate of the fresh feed, ensuring sufficient mixing and residence time. This high-volume flow enters the dome through a specially designed nozzle that diffuses velocity, minimizing turbulence at the liquid surface.

Vapor evolves from the liquid surface as pressure within the dome is reduced. This pressure drop is driven by the temperature differential between the crystallizer dome and the condenser, as well as by vapor compression, which reduces vapor volume. As vapor is removed, the liquid cools, driving the brine toward supersaturation—where the solution can no longer retain dissolved salt - and initiating precipitation of potassium chloride (KCl).

Precipitation occurs both through nucleation of new crystals and growth on existing crystals that are recirculated from the retention tank. Crystals formed in the dome descend with the recirculation flow through the downcomer into the retention tank. Due to the high flow rate and the proximity of the downcomer outlet to the tank bottom, the crystal bed within the retention tank becomes fluidized.

This fluidized bed promotes classification by particle size: smaller crystals remain near the top of the tank, where they are subject to continued recirculation and growth, while larger crystals settle toward the bottom. These mature crystals are withdrawn from the vessel via a slurry pump for downstream processing.

Date: December 31, 2025
14-3

Dewatering and Drying Circuits

The K1 and K2 processing plants each operate distinct dewatering and drying circuits tailored to the origin of the product stream - either from flotation or heavy media. K2 includes an additional circuit to handle crystallizer product.

Dewatering is performed using centrifuges to separate process brine from KCl solids. Potash from the various process streams is routed through appropriate centrifuge systems to remove moisture. Effluent from all centrifuges, composed of process brine, is routed to the scavenger cell circuit.

K1 and K2 handle this effluent differently: K1 uses it for brine clarification before returning it to the process brine holding tank. K2 further separates fine particles, which are sent to a string filter and then to the crystallizer feed.

Drying is performed using natural gas-fired fluidized bed and rotary dryers, each equipped with individual burners for direct contact heating. All dryers are fitted with wet scrubber systems to meet environmental emission standards. Annual third-party testing is conducted and submitted to the Ministry of Environment for compliance verification.

Dried product exits with minimal moisture and elevated temperature, then moves via shared or dedicated elevators to the Sizing Area for final classification.

Process Brine and Thickener

Process brine is utilized throughout the various processing stages as a slurry medium and must be continuously clarified and recycled to maintain high plant recoveries. Brine separated from slurries is collected and directed to the tailings thickener, where suspended solids and impurities are removed prior to reuse.

Within the thickener, flocculant is added to promote agglomeration of fine particles, enhancing their ability to settle. Settled solids are removed from the bottom of the thickener and pumped to the tailings management area for disposal. The clarified brine is then returned to the process brine holding tank for reuse in upstream operations

Screening Area

The screening area consists of multiple screen decks and gate systems used to classify product by particle size. Each circuit delivers its product stream to dedicated screening sections, where material is separated into on-size and oversize fractions. Oversize material is conveyed to a crushing circuit for size reduction and then recycled back to the screening section for reclassification. On-size product from each screening section is directed to the appropriate dispatch bins within the mill. From the dispatch bins, product is either routed to the compaction area or sent to the storage and loadout area for shipment

Compaction Area

The compaction area compresses fine dry KCl particles into larger flakes, which are then crushed and screened to meet product size specifications. This process upgrades smaller fractions into higher-value product.

K1 operates three compaction circuits and K2 operates four. Each compactor uses rotating corrugated rolls to compress feed material into solid flakes. Feed consists of a blend of fresh product from the dryers and recycled undersize from downstream screens. On-size product proceeds to dispatch, while undersize is recycled to the compactors and oversize is re-crushed and returned to the screens.

One compaction circuit at K1 is capable of adding sodium tetraborate to the feed to produce a specialty product.

Storage and Shipping Area

Product is weighed and conveyed into the Esterhazy warehouses via belt conveyors, then distributed through gates, trippers and chutes to designated storage areas. Each product type is stored in dedicated warehouses to prevent cross-contamination. K1 has five warehouses with a total capacity of 184,000 tons, while K2 has six warehouses totaling 262,000 tons.

Reclaiming begins with bucket loaders moving product to floor openings covered by grizzly bars. These feed the reclaim conveyors, which weigh the product and transfer it to the loadout building for final screening and treatment. Each reclaim system includes dedicated screens and elevators, allowing simultaneous loading of different products. Screened product is conveyed to loadout bins, which serve as surge capacity during railcar or truck loading. Final weights are verified using government-regulated scales.

Date: December 31, 2025
14-4

14.3 Plant Throughput and Design

14.3.1 Key Metrics

The historical and planned future key performance metrics for the Esterhazy processing plants have been tabulated in Table 14-1 and Table 14-2. Future tonnage and recoveries are projected based on mine plan information and historical performance to match production capacity with sales demand. The average LOM plan processing recovery for the mineral reserves sent to K1 and K2 is 86%.

Date: December 31, 2025
14-5

Table 14-1: K1 Key Processing Plant Metrics

K1 Plant	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031-
	Actual	Actual	Actual	Actual	Actual	Plan	Plan	Plan	Plan	Plan	Plan
Total Milled Ore Tons (000s)	5,118	5,606	5,556	6,101	6,088	7,363	7,410	7,724	7,914	7,706	8,071
Total Finished Product Tons (000s)	1,709	1,933	1,771	1,854	1,818	2,368	2,362	2,440	2,489	2,380	2,332
Recovery	85.2%	84.5%	83.4%	83.1%	82.4%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%
Total Shipped Product Tons (000s)	1,661	1,912	1,829	1,834	1,859	2,396	2,362	2,440	2,489	2,380	2,332

Table 14-2: K2 Key Processing Plant Metrics

K2 Plant	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031-
	Actual	Actual	Actual	Actual	Actual	Plan	Plan	Plan	Plan	Plan	Plan
Total Milled Ore Tons (000s)	9,546	9,880	10,009	11,070	11,624	13,021	13,105	13,661	13,996	13,628	14,274
Total Finished Product Tons (000s)	3,121	3,287	3,114	3,321	3,380	4,575	4,564	4,715	4,809	4,598	4,506
Recovery	81.3%	83.5%	80.9%	82.7%	81.3%	86.0%	86.0%	86.0%	86.0%	86.0%	86.0%
Total Shipped Product Tons (000s)	3,100	3,224	3,214	3,260	3,247	4,672	4,564	4,715	4,809	4,598	4,506

Date: December 31, 2025

14-6

Historically, plant recovery trends are very consistent and have only shown variance that correlates to plant upgrades.

The ability to produce at the increasing rates being forecasted in the LOM Plan are supported by a Canpotex proving run in 2013, when the Esterhazy plants achieved a production nameplate capacity of 7.0 million tons (6.3 million tonnes) overall. The K1 plant achieved 2.9 million finished tons (2.6 million tonnes) and the K2 plant achieved 4.1 million finished tons (3.7 million tonnes).

14.3.2 Equipment Characteristics and Specifications

Table 14-3 outlines and summarizes the K1 and K2 process plants main equipment characteristics and specifications.

Table 14-3: Process Plants Equipment

Circuit/Area	Equipment Name
Crushing	Raw Ore Warehouses
	Raw Ore Screens
	Raw Ore Bins
	Raw Ore Analyzer
	Crushers
	Centrifugal Pumps
Heavy Media	Sizing Screens
	Rougher Cyclones
	Cleaner Cyclones
	Product Screens
	Tailings Screens
	Magnetic Separators
	Middlings Crushers
	Middlings Screens
	Centrifugal Pumps
Hydrofloat (K2)	Reagent Mixers
	Hydrofloat Cell
	Dewatering Cyclones
	Sizing Screens
	Centrifugal Pumps
Deslime & Flotation	Desliming Screens and Cyclones
	Thickeners
	Hydro Separators (K2)
	Reagent Mixers
	Rougher Flotation Cells
	Cleaner Flotation Cells
	Scavenger/Re-cleaner Flotation Cells
	Centrifugal Pumps
Crystallizers (K2)	String Filters
	Dust and Dissolver Tanks

Date: December 31, 2025

14-7

Circuit/Area	Equipment Name
	Crystallizer Vessels
	Thickener
	Product Centrifuges
	Industrial Dryer
	Industrial Cooler
	Centrifugal Pumps
Dewatering & Drying	Product Centrifuges
	Industrial Dryers
	Centrifugal Pumps
Sizing & Compaction Area	Sizing Area Screens
	Compactors
	Crushers
	Compaction Area Screens
	Annealing Tumblers
	Industrial Dryers
	Final Product Screens
	Dust Collection Systems
	Weightometers
Storage and Shipping	Product Warehouses
	Reclaim System Conveyance and Screens
	Product Treatment Systems
	Rail & Truck Loading Tracks

14.3.3 Water and Energy Requirements

The Esterhazy mining and milling process is an energy and water intensive process. Over the many years of production, upgrades have been implemented to increase the efficiency of the overall process. The historical and the projected future water and energy requirements to meet production requirements are listed in Tables 14-4, 14-5 and 14-6.

Date: December 31, 2025

14-8

Table 14.4: Water Requirements

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
	Actual	**Actual**	**Actual**	**Actual**	**Actual**	**Plan**	**Plan**	**Plan**	**Plan**	**Plan**	**Plan**
Freshwater Usage (000, cu. m)	3,039	3,170	3,365	3,219	3,277	4,480	4,474	4,560	4,614	4,493	4,441

Table 14.5: Natural Gas Requirements

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
	Actual	**Actual**	**Actual**	**Actual**	**Actual**	**Plan**	**Plan**	**Plan**	**Plan**	**Plan**	**Plan**
K1 (000's GJ)	839	919	850	877	825	911	911	911	911	911	911
K2 (000's GJ)	2,134	2,151	1,922	2,133	2,453	2,453	2,453	2,453	2,453	2,453	2,453
K3 (000's GJ)	123	174	187	168	143	132	132	132	132	132	132
Total (000's GJ)	3,096	3,243	2,959	3,177	3,170	3,497	3,497	3,497	3,497	3,497	3,497

Table 14.6: Electricity Requirements

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
	Actual	**Actual**	**Actual**	**Actual**	**Actual**	**Plan**	**Plan**	**Plan**	**Plan**	**Plan**	**Plan**
K1 (000's kWh)	162,255	98,501	91,764	101,622	118,836	153,998	158,011	158,329	158,011	158,011	158,011
K2 (000's kWh)	394,745	231,902	216,535	230,570	239,566	305,735	302,832	302,508	302,832	302,832	302,832
K3 (000's kWh)	102,277	149,282	155,902	170,274	173,905	199,917	202,112	204,262	205,607	206,806	206,806
Total (000's kWh)	659,277	479,685	464,201	502,466	532,307	659,650	662,954	665,098	666,450	667,648	667,648

Date: December 31, 2025

14-9

14.3.4 Personnel

The Esterhazy processing plant workforce consists of Mosaic personnel. The breakdown of current and projected headcount for the K1 and K2 processing plants is listed in Table 14-7 and excludes Capital and personnel reporting offsite to a centralized Capital workforce.

Table 14-4: Processing Plant Personnel

Milling	2021 Actual	2022 Actual	2023 Actual	2024 Actual	2025 Actual	2026 + Plan
Maintenance	232	215	188	194	240	240
Operations	205	201	198	206	191	191
Other	88	80	93	111	95	95
Total	525	496	479	511	526	526

Date: December 31, 2025
14-10

15.0 Infrastructure

15.1 Introduction

The Esterhazy Potash Facility consist of three sites, K1, K2 and K3, located in east central Saskatchewan approximately 12 miles (20 km) south of Highway #16 and 31 miles (50 km) north of Highway #1, the two major east-west transportation routes in the province. The mine site is situated in close proximity to a reliable high-tension power grid, natural gas pipelines, freshwater bodies and communications networks. The sites are in close proximity to the Canadian National Railway main line and are serviced by spur lines to the Canadian Pacific Railway. The surrounding area is developed for agriculture, with the required road network, villages and towns to accommodate the workforce.

The Esterhazy operation has the infrastructure in place to meet current and anticipated production targets. The assets currently in place are maintained through a robust workflow process that focuses on proactive inspections and preventative maintenance while trying to minimize reactive maintenance.

Mosaic uses qualitative and quantitative inspections to identify the current condition and remaining life of the assets. The assets are inspected using a risk-based approach following the American Petroleum Institute Recommended Practice – API RP 580 and there is a dedicated mechanical integrity team on site that are focused on inspections and creating remediation plans when deficiencies are found.

The site's major structural assets have been inspected by third party professional engineers and models of the main structures are available to quickly and accurately determine member by member fitness for service.

Figure 15-1 shows the location of the major Esterhazy K1 infrastructure. Figure 15-2 shows the location of the major Esterhazy K2 infrastructure and Figure 15-3 shows the location of the major Esterhazy K3 infrastructure. The infrastructure at each of these sites is discussed further below.

Off site infrastructure and distribution networks maintained by third parties are listed in Table 15-1.

Table 15-1: Infrastructure Maintained by Third Parties

Infrastructure	Supplied and Maintained by
Rail Network	Canadian Pacific Railway, Canadian National Railway
Road Network	Rural Municipality of Spy Hill, Rural Municipality of Langenburg, Rural Municipality of Fertile Belt and the Saskatchewan Ministry of Highways
Electric Power	SaskPower
Natural Gas	TransGas and SaskEnergy
Communications	SaskTel

Date: December 31, 2025

15-1


Brine disposal pipeline
Canadian Pacific Railway
NORTH
Electric feeder
Natural gas
Electrical substation
Tailings
Management Area
Fire water pipe
Fresh water wells
Telephone & Data
Canadian National Railway
1 Mile (1.6 km)
Municipal grid
road system
Provincial Highway
#80



Figure 15-1: Esterhazy K1 Infrastructure Plan

Date: December 31, 2025

15-2


NORTH
Canadian National Railway
Cutarm Creek Dam & Reservoir
Canadian Pacific Railway
Pumphouse & Water supply pipe
Water catchment
Tailings Management Area
Electrical substation
Telephone & Data
Provincial highway #22
Natural gas
Brine pipeline
Municipal grid road system
1 Mile (1.6 km)

Figure 15-2: Esterhazy K2 Infrastructure Plan

Date: December 31, 2025
15-3

Date: December 31, 2025 15-4 Figure 15-3: Esterhazy K3 Infrastructure Plan Date: December 31, 2025 15-5 15.2 Roads and Logistics The main road access to the K1 site is via Saskatchewan Highway #80, running from the intersection with Highway #22 at the town of Esterhazy to the Yellowhead Highway #16 at Churchbridge. Access to K2 and K3 is off SK Highway #22 that runs east/west and connects to north/south SK highways #8 and #9 which in turn connects to the TransCanada Highway #1 and Yellowhead Highway #16. Access to site is maintained throughout the year with snow clearing and grading being a normal routine practiced. There are a variety of rural municipality-maintained roads through the area that are part of the rural township grid road system common on the prairies. These are all-weather gravel roads. Canadian National and Canadian Pacific Railways are available to K1 and K2 to move final product to port and North American distribution terminals. The majority of finished product is transported by rail. Mosaic owns a portion of the tracks on site that are operated by a third-party switching provider. The remainder of the tracks are owned by CN and CP, but Mosaic has running rights and lease agreements to operate on the tracks. Product is then moved via CP Rail to port or south into the US. Regina International Airport is located 140 miles (225 km) by highway west of the Esterhazy operation, while the Yorkton municipal airport is 55 miles (90 km) to the northwest. The Town of Esterhazy maintains a paved 3,000 ft. (914 m) long airstrip, located 8 miles (13 km) southwest of K1. 15.3 Tailings Storage Facilities The K1 tailings management area (TMA) is located 450 ft. (137 m) west of the mill building. It consists of a tailings pile, brine ponds and surrounding containment dykes and covers an area of 538 hectares. The tailings pumping system has two parallel pipelines to provide redundancy. There are three pumping stations on each line, located in the mill, midpoint on the east slope of the tailings pile and at the east crest of the tailings pile. The tailings pipelines from the mill to the TMA are made of basalt lined steel pipe to provide wear resistance and minimize the potential for failures. High density polyethylene piping is used within the TMA. The HDPE pipes are regularly rotated to achieve even wear and have a life cycle of two years. The K2 tailings management area is located 1,000 ft. (305 m) northwest of the mill building. It consists of a tailings pile, brine ponds and surrounding containment dykes and covers an area of 468 hectares. The tailings pumping system has two parallel 16 inch and one 14 inch (355mm) pipeline to provide redundancy. There are two pumping stages on each line, located in the mill. The tailings pipelines from the mill to the TMA are made of basalt lined steel pipe to provide wear resistance and minimize the potential for failures. High density polyethylene piping is used within the TMA. The HDPE pipes are regularly rotated to achieve even wear and have a life cycle of two years. Monitoring of the TMA includes, but is not limited to: • Site visits and review by operations personnel on a daily basis. • Monthly inspections of the TMA. • Quarterly monitoring performed by a Mosaic environmental consultant. • An annual inspection completed by a Mosaic environmental consultant, focusing on the TMA dykes. • Various forms of instrumentation, including real time instrumentation monitoring of portions of the TMA dykes and tailings pile. The instrumentation includes vibrating wire piezometers and slope inclinometers, that monitor and measure any movement and provide alarms. There is no requirement for tailings handling or storage at K3 since there is no processing plant. Refer to Section 17 for additional information about the TMA. Date: December 31, 2025 15-6 15.4 Brine Management Structures Brine management structures for the K1 site consist of TMA dykes and brine ponds, collection ditches, French drains, sewage lagoon and a catchment area for impacted surface runoff water. High pressure pumps, pipelines and deep formation injection wells dispose of produced water and impacted surface runoff water. K1 mill produced brine water is pumped to the TMA through the tailings pumping system. Collection ditch, French drain and catchment area water is pumped to the TMA via surface and submersible pumps and associated pipelines. Brine management structures for the K2 site consist of TMA dykes and brine ponds, collection ditches, sewage lagoon and a catchment area for impacted surface runoff water. High pressure pumps, pipelines and deep formation injection wells dispose of produced water and impacted surface runoff water. The K2 mill produced brine is pumped to the TMA through the tailings pumping system. Collection ditch and catchment area water is pumped to the TMA via surface and submersible pumps and associated pipelines. Brine collected in both the K1 and K2 TMAs is disposed of through injection wells into a porous water bearing formation below the mining horizon. Surface water management structures at K3 include a perimeter ditch system, berms, catchment area, waste-water handling station and pipeline. All water collected at the K3 site is pumped to the K2 TMA through a buried polyethylene pipeline from the waste- water handling facility at K3. 15.5 Built Infrastructure The infrastructure built at the Esterhazy Potash Facility includes: • Office and administration buildings, change rooms, maintenance shops, parts warehouses, parking lots and security fences. • Sanitary waste handling facilities for office, refinery, shops and warehouse buildings. K1 and K2 have lift stations that pump to a lagoon. K3 uses septic tanks, with the effluent being trucked to the K2 sewage lagoon. • A fire water system with diesel powered booster pumps at each site. The fire water system is supplied by the water towers at K1 and K2 and from the water storage and handling facility at K3. The fire water piping is separate from process water at K1 and K2, while it is a combined piping loop at the K3 site. The fire water piping supplies hydrants and automatic sprinkler systems for buildings and certain process equipment. Annual tests are performed on fire hydrants and sprinklers. • High Temperature Hot Water (HTHW) boilers and distribution piping supply process and space heating requirements at K1 and K2. K1 has three natural gas fired boilers producing HTHW at 375° F and 305 psi (190° C @ 2.1 MPa). K2 has four boilers that produce HTHW at 450° F and 405 psi (232° C @ 2.8 MPa). • Direct gas fired heating is in place for mine air and space heating requirements at K3. • A chilled glycol system for at K2 for surface space cooling requirements. This system consists of evaporative chillers, cooling towers, distribution piping and heat exchangers. The two chiller units are rated at 900 tons per day (816 tonnes per day) refrigeration capacity each. • An ammonia refrigerant/chilled glycol plant at K3, rated at 2,200 pounds per day (1,000 kg per day) refrigeration capacity, to provide cooling to the hoists. • Inter-site fibre-optic data and communications lines with external connection to the SaskTel network. There is also an on-site radio system in place with repeaters to boost the signal and available cellular coverage provided by SaskTel. Date: December 31, 2025 15-7 15.6 Power and Electrical Electric power to the three Esterhazy sites is provided by the provincial utility, SaskPower. K1 is serviced by a 72 kV line with about 22 MVA demand. SaskPower can supply around 36 MVA presently with their current infrastructure. K2 has 138 kV line from SaskPower capable of 75 MVA. K3 is serviced by a 230 kV line from SaskPower with 140 MVA capacity. Two transformers step down the voltage, each rated at 70 MVA. 15.7 Natural Gas TransGas provides a continuous natural gas supply to the Esterhazy sites through its pipeline network. The TransGas system delivers to a metering station at each site. Gas then enters Mosaic owned piping for site distribution. This piping is inspected regularly by the site mechanical integrity team. K1 is fed from the utility metering station by an eight inch main pipe to the Mosaic regulating station located immediately west of the K1 mill building. Low pressure gas is distributed from the regulating station to five product dryers in the mill and three hot water boilers located in the K1 powerhouse. A small portion of gas goes to space heating, although most heating is provided by the boilers. Gas supply is adequate to meet anticipated future demand. K2 is fed from the metering station by a 12 inch (30 cm) main to the regulating station in the K2 powerhouse. Gas is distributed to five product dryers and four hot water boilers. A small portion of gas goes to space heating, although most heating is provided by the boilers. Gas supply is adequate to meet anticipated future demand. K3 is supplied from the TransGas line that runs parallel to Highway 22. Gas is supplied from the metering station to the mine air heating facility and surface buildings for space heating. 15.8 Water Supply Water supply for the K1 plant site is provided by wells located on the plant site, within 1,650 ft (500 m) of the mill. There are three operating wells supplying process water to the K1 water tower, with a combined permitted diversion rate of 1,545 US GPM (97.5 L/S) and one out of service well. The wells are approximately 200 ft. (61 m) deep and draw from the Upper Dundurn aquifer. Well casing is 10 inch (254 mm) and equipped with submersible pumps. There are also four smaller wells located beside brine injection pumphouses to supply gland water for the pumps. Total permitted water withdrawal is 1,380,000 m3 per year. The K1 water tower is 28 ft. (8.5 m) in diameter with 122 ft. (37.1 m) of elevation above grade to the bottom of the bowl. This provides a steady head to the process and fire water piping circuits. Potable water is provided to site personnel by drawing water from the tower into a water treatment facility, consisting of a reverse osmosis membrane bank followed by sodium hypochlorite treatment. The potable water system is operated and maintained by employees certified to government standards. Mosaic owns and operates the Cutarm Creek Dam, that was constructed in 1965 and provides freshwater for the mining operations at the K2 plant site. The dam is located approximately 0.5 miles (0.8 km) east and 0.9 miles (1.5 km) north of the K2 mine site (NW35-19-32-W1). The dam is a rip rap protected earth filled dam with a 120 ft. (36.6 m) wide chute spillway designed to handle approximately 6,500 cubic ft. of water per second (183 m3/s). A 3.9 ft. (1.2 m) diameter riparian discharge line passes through the dam to provide the minimum riparian flow downstream, if required. The dam forms a reservoir approximately 5.3 miles (8.5 km) long and 650 ft. (200 m) wide. The Cutarm dam creates a reservoir that provides fresh water for K2 and K3. A pumphouse has three electric pumps and a diesel backup pump that supplies water to the K2 plant water tower through a 16 inch (406 mm) buried pipeline. The water tower is 32 ft. (9.8 m) in diameter with 132 ft. (40 m) of elevation above grade to the bottom of the bowl. This provides a steady head to the process and fire water piping circuits. Potable water is provided to site personnel by drawing water from the tower into a water treatment facility, consisting of a nano-filtration system followed by sodium hypochlorite treatment. The potable water system is operated and maintained by employees certified to government standards.

K3 water is supplied from K2 through a 6 inch (150 mm) buried polyethylene pipe, approximately 7.4 miles (12 km) in length, to the K3 water handling facility. This facility consists of a 200,000 US gallon concrete storage tank, an adjacent pumphouse with electric process water distribution pumps, a diesel powered fire booster pump and a shaft wash water heater with storage tank. The water storage and handling facility is located approximately 250 ft. (76.2 m) north of the K3 north shaft.

K3 potable water is produced by ultra-filtration followed by reverse osmosis and chlorination using sodium hypochlorite. The filtration plant is located on the north side of the site, fed from the process water loop. The potable water system is operated and maintained by employees certified to government standards.

Date: December 31, 2025
15-8

16.0 Market Studies and Contracts

16.1 Markets

Potassium is one of the three primary crop nutrients required for plant growth and is not substitutable. Potassium chloride, otherwise referred to as muriate of potash (MOP), as well as other fertilizer products derived from it, provides the overwhelming majority of potassium nutrient worldwide. While the term potash can be used to refer to a number of salts that contain potassium in a water-soluble form, it is common practice to refer to MOP as potash. Relatively small volumes of potash are also utilized in industrial applications and as a mineral supplement for livestock.

The global market for potash is estimated to be approximately 70 M tonnes in 2025 and has grown at a compound annual growth rate of around 2.5% over the past 30 years. In other words, potash demand over the long term has been rather linear, though with significant year-to-year variability. Going forward, global potash demand growth is expected to continue this trend, with ourselves and independent analysts projecting a growth rate of >2% per annum. This growth predicts sufficient market demand for continued production at the Esterhazy Potash Facility. In fact, such demand growth will necessitate some a combination of new mining capacity or higher operating rates at existing mines to meet the growing demand.

The Esterhazy Potash Facility produces several specifications of potash that are primarily sold into the crop nutrient (to be utilized as fertilizer) market, domestically, defined as the U.S. and Canada as well as export markets. Mosaic's overall sales of potash are split about evenly between domestic and offshore markets.

The conventional mining and milling practices at Esterhazy result in a potash product with a grade of ~60% K_2O. This is the typical nutrient specification of most potash operations worldwide. Esterhazy produces a combination of granular and standard grade products – i.e., the potash is marketed either in its standard form as produced at the mill or compacted at the mill and sold as a granular product. Potash prices vary due to this differing physical sizing of the product, with a price premium ascribed to granular (blend) grade product versus standard grade product. For the purposes of this analysis, Esterhazy's production is assumed as representative of the FOB Vancouver price benchmark published by an independent third party that includes standard and granular potash sales.

16.2 Commodity Price Forecasts

Table 16-1 outlines the Mosaic potash commodity prices and exchange rate forecasts to be used in the economic assessment for support of the Esterhazy Potash Facility 2025 mineral resource and mineral reserve estimates.

The commodity price forecasts utilized in the analysis are derived from an independent third party, CRU, a reputable supplier of market forecasts across a range of commodities including potash. Specifically, CRU publishes a regular forecast of potash pricing on a Free on Board, port of Vancouver (FOB, Vancouver) basis. In addition, CRU publishes potash production cost estimates for most mines around the world, including Esterhazy. These cost estimates include figures on a FOB, Vancouver basis as well a site cost (ex-works) basis at Esterhazy, the difference provides an estimate of the handling and transport cost from the mine to port. Utilizing the CRU price forecast FOB, Vancouver less this handling/transport cost estimate yields a price forecast at the Esterhazy site.

The price forecast is inherently conservative, as the price reflects export sales (FOB, Vancouver) and does not account for the higher mine netbacks that are achieved with domestic market sales.

The US dollar / Canadian dollar exchange rate utilized in the analysis is derived as the arithmetic average of the three years 2023 to 2025, with the actuals sourced from Bloomberg.

Date: December 31, 2025

16-1

Table 16-1: Commodity Prices and Exchange Rates

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	LOM
	Actual	Actual	Actual	Actual	Fcast.	Fcast.	Fcast.	Fcast.	Fcast.	Fcast.	Fcast.
Foreign Exchange (US$/C$)	1.25	1.30	1.35	1.37	1.40	1.37	1.37	1.37	1.37	1.37	1.37
Potash K_2O ($/tonne)	210	571	355	207	226	244	243	224	188	223	258

Sources:
Exchange Rate: (Actual) Bloomberg – arithmetic average of the end-of-day spot rate; (Forecast) Arithmetic average of the three years 2023 to 2025.
Potash: CRU Potassium Chloride Market Outlook, FOB, Vancouver minus an estimate of the cost of freight/handling from mine to port via the CRU Potash Cost Service (FOB cost minus cost ex-works at realized production).

16.3 Contracts

Potash sales from Esterhazy are split into two general categories: domestic and export.

The export sales mechanism utilizes Canpotex Limited, a joint venture between potash producers Mosaic and Nutrien that undertakes all sales of the member producers' potash outside of the U.S. and Canada. All Esterhazy export sales are made to Canpotex, which then undertakes the logistics to move product to offshore markets as well as undertaking the sales function.

Domestic sales are managed by Mosaic's internal sales function.

Date: December 31, 2025
16-2

17.0 Environmental Studies, Permitting and Plans, Negotiations or Agreements with Local Individuals or Groups

17.1 Introduction

The information as supplied regarding the management of all environmental aspects, permitting and social considerations at Mosaic facilities is guided by Mosaic's Environmental, Health and Safety Policy, the Mosaic Management System Program and Procedures and current regulatory requirements.

17.2 Baseline and Supporting Studies

Groundwater Studies

Investigation of groundwater at the Esterhazy Potash Facility has been a continual process since mining began with many boreholes and wells installed over the operational history. To date there have been over 1,200 boreholes drilled for various environmental purposes and over 600 installations completed including monitoring wells, dewatering wells, vibrating wire piezometers, pneumatic piezometers, slope inclinometers, EM39 ports, etc. The drilling, instrumentation and testing programs, coupled with ongoing groundwater level and chemistry monitoring and periodic electromagnetic (EM) surveys have characterized the hydrogeology and are used for environmental monitoring purposes. The following discussion provides supporting groundwater studies that have been instrumental in environmental investigations and permitting to date.

Hydrogeological and geotechnical investigations between 2010 and 2017 established the hydrogeology and geology in the vicinity of the K3 site, K3-K2 conveyor and K3-K1 conveyor; they provide the most recent and comprehensive hydrogeological framework in the vicinity of these features. Background / pre-operational groundwater conditions were determined for general chemistry parameters, petroleum hydrocarbons (PHCs), select pesticides and herbicides, polychlorinated biphenyls (PCBs) and dissolved metals based on data collected from monitoring wells at the K3 site and along the K3-K2 conveyor prior to 2016. In 2017 and 2019, baseline / pre-operational groundwater monitoring was obtained from existing wells in the vicinity of the K3-K1 conveyor. Baseline EM surveys have also been obtained for the K3 site / K3 to K2 conveyor and K3-K1 conveyors.

Water user baseline studies have been completed for 3rd party wells near the K3 site and conveyors (SNC-Lavalin 2017c), as well as the Far Field site. These documents provide baseline information on third party groundwater wells in the vicinity of these features.

At Esterhazy, the most comprehensive groundwater assessments completed to date included mapping of aquifer limits, groundwater surface elevations and chloride concentrations based on all the available data; chloride concentration and groundwater level trends were also assessed in conjunction with EM survey data to evaluate potential migration, impacts and the groundwater monitoring network itself at the sites. These reports provide proposed site-specific background chloride concentrations for each aquifer, monitoring rationalization and recommended decommissioning and instrumentation to optimize monitoring efforts.

At the K1 Site, there have been a series of groundwater and/or surface water investigations focusing on data gaps and impacts east of the tailings management area (TMA) and plant. Mosaic is in the process of designing and implementing groundwater and surface water mitigations to improve environmental performance in this area. While there are still several shallow and deeper groundwater monitoring data gaps to be filled, groundwater flow and solute migration in the vicinity of the Esterhazy sites are generally well understood.

Air Baseline and Supporting Studies

Air dispersion modelling (AERMOD) was completed as part of the Esterhazy Stage 2 Expansion Project Environmental Impact Statement (MDH, 2010a). AERMOD was completed to assess the relative impact of the then-proposed K3 site and haul road on the air shed. The model examined existing and project post expansion emissions from K3 and the expanded K2 mine site. We also completed an air dispersion modelling project for the K2 Mill Expansion Project in order to evaluate impacts from the processing plant expansion.

Date: December 31, 2025

17-1

Date: December 31, 2025 17-2 Dust modelling has been completed for the K3 to K2 conveyor and the K3 to K1 conveyor, to establish baseline dustfall levels. Dustfall and soil sampling has been completed along the conveyors to support dust models. The Mosaic Potash Esterhazy K1, K2 and K3 Annual Environmental Reports (AER) include air management commitments and strategies. The reports also contain the results of a dryer compliance stack sampling program at the K1 and K2 Sites. The sampling programs include the testing of dryer exhaust stacks to show that particulate emissions complied with the Ministry of Environment (MOE) Saskatchewan Environmental Quality Guidelines. The K3 site does not have dryer exhaust stacks, so annual tests are not required, however baseline tests have been completed on the mine exhaust vents and headframe scrubbers. Biophysical Baseline and Supporting Studies Numerous and extensive baseline biophysical studies have been completed to support continued operations and expansion of Mosaic’s Esterhazy operations. Most of these studies contain field and desktop assessments of the terrain and soils, terrestrial and wetland vegetation, wildlife and wildlife habitat, fish and fish habitat if applicable, species at risk and species of conservation concern, land cover mapping exercises and general mitigation strategies for reducing environmental impacts that may be caused by ongoing developments and operations. This includes the following: • Esterhazy Stage 2 Expansion Project Environmental Impact Statement (MDH 2010a), • Mosaic Potash Esterhazy K2 Phase V TMA and Mill Expansion (MDH 2009a), • Mosaic Potash Esterhazy K2 Phase Vb TMA Project Updated 2021 Environmental Baseline Studies (CanNorth, 2022), • Biological Assessment, Phase IV Brine Pond Mosaic Potash Esterhazy K2 (MDH 2008), • Biological and Heritage Screening. Proposed Exploration Hole Leases Mosaic Potash Esterhazy K2, • Mosaic Potash Esterhazy K2 Biological and Heritage Assessment Injection Well #13, • K1 Far-Field Completion Project Technical Project Proposal, • K3 to K2 Technical Project Proposal (SNC-Lavalin 2015ba), • K3 to K1 Technical Proposal (SNC-Lavalin 2017c), • Mosaic Potash Esterhazy K1 Surface Water Mitigation Project 2024 Environmental Studies (CanNorth 2024), • Mosaic Potash Esterhazy K1 Groundwater Mitigation Project 2024 Environmental Studies (CanNorth 2024), and • Mosaic Wildlife Management Plan (CanNorth 2024). Surface Water Baseline and Supporting Studies Regional hydrology and surface water assessments have been completed as part of the environmental assessments and baseline testing for EIAs and Technical Proposals. These assessments included some or all of the following: a study and description of the dominant hydrological processes, topography, inventory of local hydrological features, soils and land use, and delineation and classification of wetlands (where applicable) within the proposed expansion area using desktop and/or field-based methods. Some of these assessments also featured field sampling programs that established baseline water quality for the surface water features in the regional and local study areas, as well as mitigation strategies to reduce the impacts to surface water features in the area. Baseline soil and/or surface water chemistry has been obtained at select locations in the vicinity of the Sites. In the spring of 2011, baseline soil, groundwater and surface water chemistry was obtained in vicinity of the K3 Site. Baseline soil and water chemistry was obtained at several locations north of the K2 site in 2013. In 2016, background soil chemistry was obtained for FF1 injection well 8, 10 and 11 and the K1 Pump-up Well containment sites; it is noted that soil sampling may have also been completed as part of the permitting of the other injection wells at the Date: December 31, 2025 17-3 Sites. Various reports summarize baseline soil and surface water chemistry in the vicinity of the K3-K2 and K3-K1 conveyors. Heritage Assessments When undertaking a new development, Mosaic adheres to provisions of The Heritage Property Act to protect any heritage resources, in alignment with requirements set forth by the Government of Saskatchewan. The heritage screening process within a project area includes partnering with a third-party expert and consulting with the Saskatchewan Heritage Conservation Branch of the Government of Saskatchewan. This information is included in a comprehensive report that is subsequently provided to the Saskatchewan Ministry of the Environment for review and approval prior to development. 17.3 Environmental Considerations/Monitoring Programs 17.3.1 Environmental Considerations Legacy Information Constituents of potential concern (COPC), existing assessment data, known and/or potential impacts and exposure pathways, assessment needs and risks, required actions, etc. associated with areas of interest (AOI) have been documented by Mosaic in draft for the K2 site and K1 site. Compilation and refinement of legacy information is ongoing at these two sites and has not been started for the K3 site and ancillary infrastructure as it was only recently commissioned. Any remaining COPCs will be addressed at the final decommissioning & reclamation phase. Permitting Approval to Operate Pollutant Control Facilities Pursuant to the Environmental Management and Protection Act, 2010, and regulations thereunder, the K1, K2 and K3 Site has Approval to Operate (ATO) Pollutant Control Facilities No. PO18-111, PO18-104, PO18-078, respectively, with an expiry date of July 1, 2028, issued by the Ministry of Environment. Note that it is expected to be renewed on or before the expiry date. These permits provide the terms and conditions for operation of each site with respect to: • tailings management; • materials, storage, handling and transportation; • waste management, transportation and disposal; • air quality management; • water management; • pipelines; • inspections, monitoring and reporting; • decommissioning and reclamation; • contingency planning and reporting; • alterations; and • other site specific conditions. Approval for Hazardous Substances and/or Waste Dangerous Goods Approval no. PO18-111, PO18-104, PO18-078 also provides the Approval to Construct, Alter, Expand, Operate and Decommission a Hazardous Substances and/or Waste Dangerous Goods Storage Facility, pursuant to the Hazardous Substances and Waste Dangerous Goods Regulations; Chapter E-10.2 Reg 3, issued by the Saskatchewan Ministry of Environment. This is included in the ATOs for the Sites. Date: December 31, 2025 17-4 17.3.2 Environmental Monitoring Groundwater Quality Monitoring There are hundreds of standpipe piezometer / monitoring wells across the facility. These wells are generally monitored for potentiometric elevation (i.e., groundwater level) and/or routine water chemistry analysis (i.e., Cl, Na, K, Ca, Mg, CO3, SO4, HCO3, sum of ions, conductivity and ionic balance) annually to every five years depending on the location, assessment of results and stipulations in the ATOs. The 2024 Annual Environmental Reports (AERs) provides the most recent groundwater monitoring data. Horizontal Pathway Monitoring Water chemistry data is used in conjunction with EM31 and EM34 surveys to monitor horizontal brine migration. Horizontal migration in and around the mine facilities is generally slow due to the confining properties associated with the native soils and operation of mitigation measures (e.g., French Drain at K1, pumping wells at K1 and K2). The EM surveys are scheduled every 5 years with the latest completed in 2025 at the K1, K2 and K1-K3 conveyor. EM surveys were last completed for the K3 site / K3 to K2 conveyor in 2023. Vertical Pathway Monitoring Water chemistry data is used in conjunction with EM39 surveys are utilized to gauge vertical brine migration within selected on-site monitoring casings. Monitoring is completed on a re-occurring five-year schedule with the latest completed in 2025 at the K1 site and K2 site. Surface Water Quality Monitoring Surface water sampling locations are monitored for routine chemistry analysis in spring and fall at a minimum. In 2025 background surface water concentrations were re-evaluated. The Sites also perform weekly monitoring of Cl and conductivity at select locations along Cutarm Creek. The AERs provide recent surface water monitoring results. Soils Monitoring Unlike surface water or groundwater monitoring, soil monitoring is not a regulatory requirement. Rather, soil sampling is completed as part of specific assessment programs for a variety of purposes (e.g., geotechnical, environmental, etc.) on an as required basis. Soil sampling and geochemical or geotechnical analysis has been completed for numerous programs. Air Emission Monitoring Annual air emission tests are conducted for product dryers in compliance with the Saskatchewan Industrial Source (Air Quality) Chapter and the results are submitted to the Saskatchewan Ministry of Environment. For the K1and K2 Site, particulate tests on all sources showed concentrations below the Saskatchewan Environmental Quality Guidelines’ potash mining emission limit standards of 570 milligrams per dry reference cubic meter (mg/drm3). SRC obtained stack testing results that gave representative concentrations and emission rates for the sampling periods. Environmental Protection Plans (EPPs) for the Saskatchewan Potash Producers Association (SPPA) related to The Industrial Source (Air) Chapter of the Saskatchewan Environmental Code have been prepared and are provided in the AERs. Subsidence Monitoring Monitoring of surface subsidence is conducted as per the regulatory requirements to determine surface subsidence induced by mining. Subsidence has not, nor is expected to significantly alter drainage patterns on surface, impact groundwater, or structurally impact any surface facilities in the Mining Area according to Mosaic. Brine Pond Monitoring TMA brine pond levels are monitored to confirm that freeboard is maintained as per the 2018 Saskatchewan Potash Industry Brine Pond Freeboard Guidelines and Reporting Requirements and readings are provided on an annual basis to the MOE as part of the AER. When operating levels exceed Notification Level 1 (reporting level reached when the freeboard in any potash brine pond has exceeded the Normal Freeboard level by any amount for a period longer than Date: December 31, 2025 17-5 30 consecutive days), or Notification Level 2 (reporting level reached when the freeboard in any potash brine pond has exceeded the Minimum Freeboard level) Mosaic submits weekly Notification Level communications to the MOE. Mosaic completed the K1 dyke improvement project in 2024. The project consisted of the K1 Main Pond perimeter top of dyke increased to an elevation of 512.90 meters above sea level to increase the flood storage capacity and allow site to operate within Normal Freeboard.. Mosaic substantially completed the K2 dyke improvement project in 2025, with top of dyke elevation increases having been completed for all brine ponds excluding Reclaim Brine Pond and the Phase III return channel. Completion of the project requires the new mill intake to be fully commissioned, which is on target for mid to late 2026. Note that there are no brine ponds at K3. Dyke Instrumentation and Monitoring Visual inspections of the TMA dykes and ditches at K1 and K2 are completed as per the ATO (K3 does not have a TMA). On an annual basis, an independent engineering firm is contracted to conduct a comprehensive annual visual dyke inspection (AVDI) which is provided in the AER. Dyke and tailings instrumentation consists of slope inclinometers, vibrating wire piezometers, standpipe piezometers and shape acceleration arrays (SAA) at K1 and K2. As per the ATO, a minimum calculated Factor of Safety (FOS) equal to or greater than 1.5 is required for containment dykes. The most recent FOS calculations for the TMA dykes indicate that there is one segment of the K2 dyke that is at 1.45. The FOS calculations assume brine pond levels at the maximum flood storage level. The K2 dyke improvement project, scheduled for completion in 2026, is intended to achieve compliance. Tailings Pile Instrumentation and Monitoring Tailings pile stability monitoring at K1 and K2 is conducted as per the ATO and includes real time and quarterly monitoring. Monitoring consists of collecting data at slope inclinometer casings, piezometers or SAA’s installed at various locations within and around the perimeter of the existing TMAs. The instrumentation network is reviewed and inspected on an annual basis and recommendations for replacement, maintenance, or expansion are provided. Results of the monitoring are reviewed quarterly by a qualified third party and included in the annual TMA report that is provided in the AER submitted to the MOE. As per the ATO, a minimum calculated Factor of Safety (FOS) equal to or greater than 1.3 is required for all segments of the tailings pile. There are currently 5 segments of the K2 tailings pile that have a Factor of Safety (FOS) less than 1.3. Work to increase the FOS in these segments relies on operational factors and future tailings deposition. The tailings deposition plan for these areas incorporates this work and interim mitigation measures have been identified and are being implemented. The Ministry of Environment has been updated and is aware of the mitigation plans. A summary of the calculated FOS for the tailings pile segments is provided in AER. The geotechnical instrumentation network has experienced functional fluctuations over time, primarily due to periodic instrument malfunction. Maintenance and replacement of instrumentation is a routine and expected activity. Additional instrumentation has been recommended in the AER for the few areas of the tailings pile that are not currently monitored and/or replacement of failed instrumentation. Mosaic annually works with the third-party TMA consultant to address the AER instrumentation recommendations. General Waste Management Mosaic’s operations generate a variety of nonhazardous solid wastes, including domestic refuse, construction and demolition debris and waste lubricants. Mosaic’s waste management program provides assurance that all our locations have a process in place to minimize waste generation, maximize recycling and to confirm that waste management practices do not adversely affect the environment or health and safety of employees and the public. The AERs provide a general summary of the site waste management program for the 2024 calendar year. All hazardous substances and waste dangerous goods in the storage facilities listed in Appendix C of ATOs are stored in accordance with The Hazardous Substances Waste Dangerous Goods Regulations according to the 2024 AERs.

Date: December 31, 2025 17-6 Generated wastes appear to be managed in compliance with applicable environmental legislation through facility inspections conducted by Saskatchewan Ministry of Environment, as well as monitoring and documentation policies instituted by Mosaic and internal/external audits. 17.3.3 Incidents and Releases The AERs provides a summary of events, releases, incidents and reclamation activities in 2024. All reporting was completed as required by ATOs. Known historical releases are provided in the legacy information. There was one reportable incident (releases to secondary containment over a reportable regulatory quantity) and no reportable spills (releases to the environment over a reportable quantity) at the K1 site in 2025. At the K2 site there were two reportable incidents and no reportable spills that occurred in 2020. All reporting for these events was completed as required by the site ATO. There were no reportable incidents or reportable spills at the K3 site in 2025 17.4 Stockpiles 17.4.1 General Waste Management The Sites generate a variety of nonhazardous solid wastes, including domestic refuse, construction and demolition debris and waste lubricants. The waste management programs provide an assurance that processes are in place to minimize waste generation, maximize recycling and to confirm that waste management practices do not adversely affect the environment or health and safety of employees and the public. 17.4.2 Hazardous Substances and Waste Dangerous Goods Current Hazardous Substances and Waste Dangerous Goods stored on the Sites are listed in the ATOs and discussed in the Mosaic AERs. Storage of these substances are reported to and approved by Saskatchewan Ministry of Environment annually. Hazardous waste is periodically removed by a qualified third-party contractor. The total amount of hazardous substances and waste dangerous goods removed from the Sites are reported in the AERs. Until 2014 and 2016, waste asbestos was disposed of in the asbestos disposal area and buried upon placement at the K1 and K2 sites, respectively. These sites are demarcated with a sign and was only used for the disposal of asbestos. Survey records of these previous asbestos burial areas are retained within the environmental files, on Livelink and available upon request. In 2020, asbestos was disposed of offsite at the Mosaic’s waste management contractor, which has been a standard practice since 2014 and 2016, respectively. 17.5 Waste Rock Storage Facilities Waste rock is not produced at the Site. 17.6 Tailings Storage Facility 17.6.1 Tailings Pile Salt tailings are hydraulically transported (via brine slurry) to the K1 and K2 TMAs. The TMAs consists of a salt pile, brine and flood storage ponds and control structures that limit migration of process brines from the TMAs. The tailings placement on the pile utilizes spigots and loaders to form the pile. The brine used to transport the tailings runs off the tailings pile where it collects within the TMAs. Brine is produced primarily by tailings dissolution during processing and, to a lesser extent, by precipitation falling on the salt tailings pile. Containment for tailings and brine is controlled by a combination of dykes, seepage and interceptor ditches and interceptor ditch pump back wells at the K1 and K2 sites. The K1 site also utilizes French drains to control brine. Excess brine is disposed of by deep well injection into the Interlake, Stonewall and /or Stony Mountain formations. Date: December 31, 2025 17-7 17.6.2 Brine Pond and Flood Containment Pond The mining operation makes extensive use of ditches, drains and collection ponds to capture process fluids and site runoff for re-use in the process. The overall drainage collection is operated as a closed loop system. The brine pond is impounded by the perimeter dykes of the TMAs. Brine pond levels or freeboard in the TMAs are monitored as per the ATO. 17.6.3 Solids and Surface Brine Control The primary brine and tailings control structures at the K1 and K2 sites are the perimeter containment dykes. A system of open interceptor ditches have been constructed around the perimeter of the TMAs to collect seepage. The seepage water collected in the ditches flows by gravity and is pumped back to the TMA. The ditches are maintained to confirm adequate flow. At the K1 site, sub-surface brine seepage is controlled by a combination of seepage interception ditches and French drains. The French drains are deep, narrow (1 m) trenches that are keyed into an unoxidized glacial till material and filled with an engineered drainage aggregate. The bottoms of the trenches are graded to a collection point (i.e., pumphouse) and most contain a perforated pipe along the base to collect and promote drainage. 17.6.4 Deep Well Injection The K1 and K2 sites dispose of excess brine into the Interlake, Stonewall and /or Stony Mountain formations (the deepest possible disposal horizon in the area). The amount of brine injected is controlled to maintain brine levels in the TMA, sufficient flood storage and production requirements. The total brine injection required per year varies with precipitation, evaporation and potash production. Injection wells are operated and permitted as per the requirements of the Saskatchewan Ministry of Energy and Resources pursuant to The Oil and Gas Conservation Act. The table below summarizes the current injection wells at the sites, associated Ministerial Order / Approval and regulated injection pressures. Monitoring data shows the daily measured injection pressures below the Regulated Well Head Injection Pressure (RWHIP), with the exception of occasional atypical pressure spikes (i.e., above the (RWHIP)) that Mosaic attributes to gauge malfunctions because of extreme cold. Table 17-1: Esterhazy Brine Injection License Summary Mosaic Well No. Location Ministers Order No. Maximum Injection Pressure (kPa) FF-1 21-1-28-21-1-2 MRO 509/12 9,100 RWHIP FF-2 11-9-33-21-1-2 MRO 771/12 9,100 RWHIP FF-4 41-16-32-21-1-2 MRO 670/12 9,200 RWHIP FF-5 31-14-20-21-1-2 MRO 616/12 9,250 RWHIP FF-6 41-14-16-21-1-2 MRO 568/12 9,250 RWHIP FF-7 11-3-20-21-1-2 MRO 615/12 9,300 RWHIP FF-8 11-8-16-21-1-2 MRO 281/15 9,150 RWHIP FF-10 21-8-18-21-1-2 MRO 281/15 9,150 RWHIP K1-2 11-01-26-20-33-1 MA 56/86 9,000 RWHIP K1-3 11-16A-26-20-33-1 MRO 203/07 9,100 RWHIP K1-4 21-11-26-20-33-1 MA 64/86 9,000 RWHIP K1-5B 14-26-20-33-1 MRO 109/15 9,050 RWHIP K1-6 11-23-20-33-1 MA 12/87 9,000 RWHIP K1-7 10-25-20-33-1 MRO 1074/07 9,100 RWHIP K2-14 4-25-19-33-1 MRO 673/12 9,550 RWHIP K2-1 11-14-27-19-32-1 MRO 35/72 A 12 None Listed Date: December 31, 2025 17-8 RWHIP – Regulated well head injection pressure 17.7 Water Management 17.7.1 Freshwater The Esterhazy Potash Facility monitors and evaluates water use to confirm it is minimized and water recycling and reuse are being maximized according to Mosaic. Water use, including source and allocated volumes, are subject to site-specific regulations and permits. The Esterhazy Potash Facility is subject to multiple licenses to withdraw groundwater as listed in the table below, from the 2019 and 2020 Saskatchewan Water Security Agency (WSA) Report(s) for Mosaic Potash Esterhazy K1, K2 and K3 (dated February 27, 2020 and January 8, 2021, respectively). It is noted that Mosaic is responsible for adhering to general and special conditions to each of these licenses. General and specific conditions are provided in the license and approval. Annual water usage is reported in the AERs and to the WSA as per licensing conditions. Table 17-2: Water License Summary cdam - cubic decameter A - total allocation from all these wells is 1,380 cdam The K2 Site is also subject to license E2-10587 issued on February 14, 2022, for the operation of surface water works and pursuant to The Saskatchewan Watershed Authority Act and regulations under that Act. The license is for the operation of the K2 Cutarm Creek intake, plant and associated pipelines to supply surface water to the K2 Site. Under the license, Mosaic can use up to a maximum of 3,014 cubic decameters annually. According to the 2024 Saskatchewan Water Agency Report for Mosaic Potash Esterhazy K1, K2 and K3, dated January 31, 2025, 2,434 cdam of water was used at the K2 site. Mosaic Well No. Location Ministers Order No. Maximum Injection Pressure (kPa) K2-2 31-11-27-19-32-1 MA 3/81 20,400 K2-3 91-5-33-19-32-1 MA 22/86 9,500 RWHIP K2-4 42-4-33-19-32-1 MA 48/86 10,100 RWHIP K2-5 41-12-26-19-32-1 MRO 311/07 9,100 RWHIP K2-6 31-6-26-19-32-1 MRO 253/07 9,100 RWHIP K2-7 31-7-22-19-32-1 MRO 251/07 9,100 RWHIP K2-8 31-10-22-19-32-1 MRO 251/07 9,100 RWHIP K2-9 11-13-15-19-32-1 MRO 134/09 9,100 RWHIP K2-10B 21-2-15-19-32-1 MRO 831/09 9,300 RWHIP K2-2B 11-27-019-32W1 6,890 MWHIP K2-3B 05-33-019-32W WSA File Well ID Land Location Purpose Allocation E3/3201 K1-5092 SE 26-20-33-1 Industrial A E3/3203 K1-9206 SE 24-20-33-1 Industrial A E3/4546 K1-9298 NE 14-20-33-1 Industrial A E3/4548 K1-9254 NE 14-20-33-1 Industrial A E3/4596 K1-9209 SE 24-20-33-1 Industrial A E3/4804 K1-612461-02-PW SE 26-20-33-1 Industrial A E3/4833 K1-614873-PW SE 26-20-33-1 Industrial 36.9 cdam E3/4973 K1-9203 SE-24-20-33-1 Industrial A E3/3199 K2-20232 SW 33-19-32-1 Industrial A E3/3385 K2-M1385-2007-03 SW 22-19-32-1 Drainage 44.15 litres/second E3/5468 K3 - Well Field (37, 40 and 41) NW 22-19-33-1 Drainage Pumping capacity E3/4522 K3-677530-01 NW 22-19-33-1 Drainage Pumping capacity Date: December 31, 2025 17-9 17.7.2 Runoff The runoff from the TMAs drain into the brine pond system and is managed through a network of control structures. The plant site surface water runoff is collected in drainage ditch systems and ponds which are equipped to pump water into the TMA, ponds, or into the processing plants where it can be stored and reused, while excess brine is disposed of via the deep well disposal system. The drainage from other site infrastructure such as injection well sites is designed so that runoff is contained within a local perimeter berm system. 17.7.3 Wastewater Sewage lagoons are present at the Sites and operated as per the site ATOs. 17.8 Closure and Reclamation Considerations The Esterhazy Potash Facility maintains Decommissioning and Reclamation (D&R) Plans that are updated every five years. Mosaic actively participates in the D&R Potash Technical Working Group which drives the plan updates and incorporation of best management practices across the potash industry in Saskatchewan. Mosaic maintains financial assurance to support its D&R obligations as required by The Mineral Industry Environmental Protection Regulations 1996 (Saskatchewan). This financial assurance is in the form of a trust fund which was established in YEAR by way of a trust agreement between Mosaic and the Province of Saskatchewan. The C$25 M trust fund is intended to cover Mosaic’s financial assurance requirements for all Mosaic Saskatchewan potash facilities. The evaluation of the performance of the fund to date will be undertaken as part of the 2026 reporting cycle and the review will address any new liabilities that may affect the fund and the growth potential of the fund over the 100-year time frame. Mosaic transitioned to mining at the K3 Mine Site in 2021. The K3 mine provides raw ore via overland conveyors to the K1and K2 processing plants for processing. Mosaic completed the underground closure at K1 and K2 in 2021 and shaft decommissioning at K1 and K2 in 2023. Mosaic is continuing to advance closure and decommissioning of the grout site at K2 and surplus infrastructure associated with these facilities. K1 and K2 will continue to process the raw ore provided by the K3 mine site via the overland conveyor system and associated infrastructure (e.g., transfer houses). The overland conveyors and transfer houses are included as part of the K3 D&R Plan. 17.8.1 Decommissioning and Reclamation Guidelines Mosaic acknowledges responsibility for all aspects of its operations and works with the Province of Saskatchewan to address and resolve environmental issues. The objective of the most recent D&R Plans was to meet the requirements of Section 16 of The Mineral Industry Environmental Protection Regulations 1996 (Saskatchewan), with respect to review and resubmission of the D&R Plans and financial assurance fund once every five years. In addition to meeting all applicable regulatory requirements, Mosaic is committed to the following Decommissioning and Reclamation (D&R) principles: • Protect the environment. • Decommissioning the sites, not including the TMA, to a state environment compatible with the surrounding land use (safe and stable environment) following mine closure. • Reclamation of the TMA to an engineered saline wetland environment following TMA decommissioning. • Establish a means of measuring the effectiveness of the D&R plans. • Provide an action plan with costs for the determination of a suitable Financial Assurance. Assumptions The development of the decommissioning, demolition, remediation and reclamation plans was based on the following: • Decommissioning and demolition of all existing structures currently on the Sites,

Date: December 31, 2025 17-10 • Decommissioning and reclamation of the processing plants to a stable environment compatible with the surrounding land use following mine closure, and • Reclamation of the TMA to an engineered saline wetland environment following TMA decommissioning. Monitoring, Inspections, Evaluation and Reporting Monitoring is expected to be conducted during the course of the decommissioning and reclamation, with monitoring results provided on an agreed upon timeline with the Saskatchewan Ministry of Environment. Inspections of tailings pile dissolution and dyke integrity are expected to be conducted by Mosaic on an agreed upon schedule and scope with the Saskatchewan Ministry of Environment. Soils, surface water and groundwater monitoring and acceptance criteria are expected to be developed through discussions with the Saskatchewan Ministry of Environment. 17.8.2 Site Investigation and Reclamation Plan Environmental Reporting Technical proposals will be prepared to determine if a proposed project poses a significant environmental impact and considered as a “development”. The technical proposals will document physical, biological and human environment features within the Project area and present an evaluation of the potential, residual and cumulative environmental and socio-economic effects of the Project and mitigation measures that will be applied. An environmental site assessment will be conducted to assess the soil and groundwater impacts associated with the current and historic operation of the facilities. A sampling rationale plan will be developed to determine potential contaminants of concern. Primary potential contaminants of concern will include petroleum hydrocarbons and chlorides. Corrective action plans will follow the environmental site assessment to reclaim each site to a stable environment compatible with the surrounding land use. Following the corrective actions, Mosaic is then expected to seek to be released from additional environmental responsibility at the site. An environmental monitoring program approved by the Saskatchewan Ministry of Environment is expected to be conducted during reclamation to determine the effectiveness of the reclamation process. Processing Plant Sites On-Site Landfill On-site landfills will be designed, constructed and used for the disposal of materials during the demolition activities at the Sites. The landfill will be a non-engineered facility, waste disposal and will be limited to inert non-recyclable, non-hazardous materials. A recycle station will be established during demolition activities to recover recyclable materials (i.e., metal and corrugated metals panels, jacketed cable, etc.). Should the ministry interpret some inert waste as ‘industrial’, the Sites commit to ensuring all regulatory requirements for the construction, operation and decommissioning of an industrial waste landfill is met should the Sites pursue this remedial option. Processing Plants / Other Buildings Facilities associated with the processing plant sites and ancillary buildings will be decommissioned. Prior to commencing demolition, the Sites will be secured. Hazardous materials including fuels, lubricants, hydraulic oil, reagents, chemicals, etc., will be inventoried and removed by an environmental contractor licensed in the management and disposal of these materials. Asbestos containing materials encountered during demolition will be managed in accordance with standard industry practices under the direction of a licensed asbestos abatement contractor. Asbestos waste will be hauled to an approved off-site landfill facility for disposal. Buildings will be demolished using a combination of mechanical demolition, hydraulic shearing of structural steel and felling demolition techniques. Deconstruction or controlled demolition may be required during the early stages of demolition to remove salvageable equipment and to remove remaining asbestos containing materials and recyclable materials. The steel structures will be sheared and recycled as scrap. Date: December 31, 2025 17-11 Miscellaneous building debris including fiberglass panels, masonry, wood, insulation, electrical cable, equipment and instrumentation, etc. is expected to be removed and hauled to the designated recycle station with all non- recyclable non-hazardous materials hauled to an on-site landfill for disposal. Slab-on-grade and below-grade concrete floors will be perforated or cracked to provide permeability and left in-place. Where applicable, foundation walls will be folded into basements, sumps and/or tunnels and left in-place. Excavations will be backfilled with fill soils from the Sites and compacted so that that voids in the backfill do not occur. Miscellaneous Surface Infrastructure Mosaic-owned near-surface pipelines not required during the reclamation activities will purged and capped at their existing depths. Mosaic-owned buried power and communication lines will be de-energized, isolated and left in place. Third party utilities will remain in service during the decommissioning and reclamation activities to support electrical power, heating and communication needs during this time. Where applicable, water utilities will be disconnected at the property line. Following completion of the saline wetland development, a component of the reclamation activities, the remaining third-party utilities will be disconnected by the appropriate utility provider at the mine site property line and left in place. Overland Conveyors The overland conveyors from the K3 to K1 and K2 will be dismantled. The gravel pad constructed to support the conveyors and service roads will be reclaimed and re-contoured to reflect the natural topography. The highway, grid road, cattle and railway crossings will be reclaimed to their original elevations. Reservoir and Lagoon Wastewater lagoons are located at the K1 and K2 mine sites. Water from the lagoons will be pumped into the respective TMAs and the dykes will be used to backfill the lagoon. The associated underground pipelines will be flushed and capped at depth. Regulated Storage Vessels & Materials An application to decommission the vessels is expected to be submitted to the Saskatchewan Ministry of Environment prior to any decommissioning activities. Upon approval, any remaining products in the vessels will be removed and the vessels purged, cleaned and made inert. Any residual product will likely either be recycled or disposed of in accordance with the applicable regulations by an appropriate qualified person or contractor. The vessels will be reused or destroyed and recycled as scrap under the direction of an approved environmental contractor. Waste Management Systems Hazardous materials storage compounds are located on the Sites. Regular and hazardous waste will be hauled off-site to an approved disposal site. The existing facilities will be assessed as part of the environmental site assessments to determine the presence or absence of impacts. The processing plant site reclamation plan may include actions to remediate the areas to the applicable guidelines. Scrap yards and laydown areas are located at the Sites. Existing materials will either be recycled or returned to the appropriate suppliers. These areas will be assessed as part of the processing plant site investigation to determine the presence or absence of impacts. The processing plant site reclamation plan will include actions to remediate the areas to the applicable guidelines. Roads, Rail, Grounds and Supporting Infrastructure Roads, including access, operations and parking lots not required for post-decommissioning site activities, will be removed and contoured to meet site grades as part of processing plant site reclamation activities. Topsoil and seed will be placed where required to support vegetation. Mine owned rail will be recycled as scrap and railway ties recycled. The remaining roadbed will be graded and contoured to meet site grades as part of processing plant site reclamation activities. The remaining rail facilities will be decommissioned by the owner of the facilities. Date: December 31, 2025 17-12 Underground Shaft and Underground Workings Decommissioning of the underground mine workings will consider all underground materials and equipment including all regulated materials. Mining equipment such as miners, conveyors, support vehicles, equipment stores, electrical cable and equipment, etc., will be left in-place. Brine Injection Wells at K1 Mosaic K1 operates three brine injection pump houses and four injection wells to dispose of excess brine at the mine site and Farfield injection well fields. Mosaic will continue to work with the Saskatchewan Ministry of Energy and Resources on licensing brine injection wells, reporting, monitoring, maintenance and well replacement. Brine Injection Wells at K2 Mosaic K2 operates five brine injection pump houses and four injection wells to dispose of excess brine, as well as utilizing Farfield injection wells when needed. Two wells originally installed for brine injection purposes in the grout site have been repurposed as observation wells. Mosaic will continue to work with the Saskatchewan Ministry of Energy and Resources on licensing brine injection wells, reporting, monitoring, maintenance and well replacement. Environmental Monitoring Wells There are hundreds of environmental monitoring wells for the Esterhazy Potash Facility. The environmental monitoring well system is expected to be modified on an ongoing basis to reflect changing conditions encountered during the reclamation of the processing plant sites, dissolution of the tailings pile and reclamation of the TMA as an engineered saline wetland environment. Fifty new environmental monitoring wells are expected to be installed as part of the processing plant environmental site assessments at each of the K1 and K2 sites. Twenty new wells are expected for the environmental site assessment for the K3 site. The monitoring wells will be incorporated into the overall mine site monitoring program. The wells will be decommissioned after 15 years, assuming that the processing plant site meets applicable reclamation criteria established by the Saskatchewan Ministry of Environment. It is assumed that 70% of the wells associated with the Sites will be decommissioned at processing plant closures with the remaining wells repurposed to track the effectiveness of the decommissioning and reclamation strategies. The remaining 30% of the wells are projected to be decommissioned after mine site closures following approval from the Saskatchewan Ministry of Environment that the reclamation criterion for the engineered saline wetland has been achieved. The wells will be decommissioned in accordance with applicable Saskatchewan Ministry of Environment guidelines. Water Wells The K1 mine site operates seven water wells: three potable water wells and four brine injection pump house gland wells. Seven of the wells at K1 will be decommissioned during processing plant reclamation with one brine injection pump house gland well to remain operational during dissolution of the tailings pile. The K2 site operates two water wells: a production well to provide cooling water for the injection wells and charge pumps at Brine Injection Pump House #2 and a mitigation well installed into the K2 aquifer to manage the lateral migration of brine. The production well will be decommissioned at the processing plant closure and the mitigation well at TMA closure. The K3 site operates four dewatering wells and an observation well. The wells will be decommissioned at site closure. The water wells will be decommissioned in accordance with Saskatchewan Ministry of Environment and Water Security Agency guidelines. Date: December 31, 2025 17-13 Grout and Backfill Wells The Esterhazy site operated grout and backfill wells, associated with a historical mine inflow. The mines associated with this inflow have ceased operation. Decommissioning activities are currently underway to remove a majority of the grout and backfill wells with substantial work completed in accordance with Ministry of Energy and Resource requirements. These wells will remain part of the D&R plan until the decommissioning has been completed. Tailings Management Area Decommissioning Sequence The general decommissioning sequence prior to the development of the K1 and K2 TMAs as an engineered saline wetland will be as follows: • Production ceases • Dissolution of tailings continues • Brine injection continues • Drainage ditch collection/pump back continues • Dyke maintenance continues • Tailing salts all dissolve • Insolubles contained within dykes • Seepage/runoff collected/injected • Salinity reduced – injection discontinued • Injection pump houses demolished and wells decommissioned • Drainage ditch system decommissioned Tailings Pile at K1 Site The K1 TMA consists of a tailings pile and brine ponds and covers an area of approximately 538 hectares. The salt inventory in the K1 TMA is 130,417,549 tonnes of salt based on the most recent mass salt balance. The average annual salt addition to the K1 TMA is projected to equal 2,909,121 tonnes per year for use in estimating the final pile configuration at the end of life for the Esterhazy mine. Following the ultimate mine closure, both active and passive dissolution strategies will be used to dissolve the salt pile. The duration associated with salt dissolution is based on pile configuration and inventory at time of closure. Following dissolution of the TMA, an engineered saline wetland will be constructed. Tailings Pile at K2 Site* The K2 TMA consists of a tailings pile and brine ponds and covers an area of approximately 562 hectares. The salt inventory in the K2 TMA is 168,759,253 tonnes of salt based on the most recent mass salt balance. The average annual salt addition to the TMA is projected to equal 5,050,704 tonnes per year for use in estimating the final pile configuration at the end of life for the Esterhazy mine. Following the ultimate mine closure, both active and passive dissolution strategies will be used to dissolve the salt pile. The duration associated with salt dissolution is based on pile configuration and inventory at time of closure. Following dissolution of the TMA, an engineered saline wetland will be constructed.

17.9 Permitting

All Mosaic mines and processing plants operate pursuant to federal, provincial and local environmental regulations. Accordingly, permits, licenses and approvals are obtained specific to each site, based on project specific requirements. Mosaic also has routine interactions with government officials and agencies related to agency inspections, permitting and other environmental matters.

17.10 Social Considerations, Plans, Negotiations and Agreements

Mosaic understands the sustainability of their business and communities are indelibly linked. Mosaic strives to be a thoughtful and engaged neighbor who invests carefully and generously and seeks long-term partnerships with organizations that are making a difference. Mosaic is also committed to building strong relationships with the communities that surround their operations. On an annual basis, Mosaic's Sustainability Report is released, providing additional insight and information on the commitments, engagement and progressive leadership on sustainability issues.

When undertaking a new development, Mosaic also adheres to provisions of the provincial and federal environmental assessment regulatory requirements, which include a review of socio-economic considerations. This information is included in a comprehensive report that is subsequently provided to the appropriate levels of government for review and approval prior to development.

Date: December 31, 2025

17-14

18.0 Capital and Operating Costs

18.1 Capital Cost Estimates

18.1.1 Basis of Estimate

The basis of estimate used to estimate the Esterhazy Potash Facility capital expenditures is as follows:

- The target accuracy level is at a pre-feasibility level, -25% to +25%.
- The estimate was prepared in C$ and converted to US$ at an exchange rate of 1 US$ = 1.37 C$ or 1 C$ = 0.73 US$.
- The estimates have been compiled and organized by asset and aligned with re-build / replacement schedules and fixed asset replacement and refurbishment schedules.
- Mine capital costs include only capital expenditures related to the extraction of mineral reserves. Expenditures are classified as mine capital if they relate to physical assets, exceed C$10,000 and have a minimum expected useful life of two years.
- The mine capital costs are broken into two major categories: Sustaining and Expansion. Sustaining capital is defined as "ongoing" capital expenditures required for maintaining current production levels while project capital expands production capacity.
- Sustaining capital for the Esterhazy mills is based on scheduled maintenance and re-builds and the Asset Management Framework system, that is used to assess the condition and associated risks of fixed assets. A fixed amount per plant is scheduled to account for the general capital cost of maintaining them. Sustaining estimates are prepared by asset and have been built up from realized historical capital costs.

- Mine Sustaining capital costs are based on the sustaining mine development plans. These costs are a makeup of routine infrastructure repairs and/or replacements related to hoisting, belting and mining machines
- TMA expansions in 2037 to 2040 are assumed to be sufficient to support the K1 and K2 mill operations for the LOM.
- The estimate is inclusive of all project indirects and owner costs as these costs are captured in the historical cost analysis used to prepare the estimate.
- An annual rate of 2% inflation was used to bring historical cost to current dollars (2025).
- Provincial Sales Tax (PST) has been included.
- Freight and installation were included.
- Contingency has not been included.

18.1.2 Exclusions for the Capital Cost Estimate

The following has not been included in the Esterhazy Potash Facility capital cost estimate.

- Goods and Services Tax (GST).
- Foreign currency exchange fluctuations.
- Schedule delays and associated costs, such as those caused by:
  - Unexpected conditions
  - Labor disputes
- Future Inflation and escalation.

Date: December 31, 2025

18-1

- Capital expenditures related fire, flood and severe weather events.
- General and Administrative are not allocated to capital projects at Mosaic and have not been included in this cost estimate.

18.1.3 Capital Cost Estimate

The capital cost estimates for Esterhazy Potash Facility 2025 LOM plan based on mineral reserves are listed by category in Table 18-2. The total capital for the 2025 LOM plan (2026 to 2049) is estimated at US$2,203 M. Historical costs from 2021 to 2024 and a forecast for 2025 are included.

Table 18-1: Historical, LOM Plan Project Capital

Year	Status	Expansion M US$	Mine Sustaining M US$	Processing Plant M US$	Other M US$	Total M US$
2021	Actual	209.81	0	71.53	12.40	293.74
2022	Actual	124.67	1.95	56.09	11.00	193.71
2023	Actual	135.86	8.88	73.06	17.21	235.01
2024	Actual	55.19	31.31	52.28	25.62	164.40
2025	Fcast.	13.09	35.86	50.86	44.37	144.17
2026	Plan	0	77.81	22.92	31.87	132.60
2027	Plan	0	88.06	25.94	21.07	135.07
2028	Plan	0	88.84	26.17	13.32	128.32
2029	Plan	0	86.64	64.36	1.29	152.29
2030	Plan	0	88.83	26.17	0.34	115.34
2031 to 2049	Plan	0	165.26	1169.17	204.51	1538.94
LOM Total	**Plan**	**0**	**595.45**	**1334.71**	**272.41**	**2202.57**

18.2 Operating Cost Estimates

18.2.1 Basis of Estimate

The basis of estimate used for the Esterhazy Potash Facility operating costs are as follows:

- The estimate was prepared in Canadian dollars and converted to US dollars at an exchange rate of 1 C$ = 0.73 US$, 1 US$ = 1.37 C$.
- Operating costs do not include inflation and are in today's dollars over the LOM plan.
- Historical costs are used as the basis for mining operating forecasts and adjustments are made by using a variable cost per tonne. The accuracy of the operating costs is within the required parameters for a pre-feasibility level estimate, -25% to +25%.
- The latest sales and market prices are estimated for the next five years and then projected over the remaining LOM plan for royalties, natural gas and other goods and services.
- Mosaic and contractor labor headcount complement are assumed to remain relatively constant and fixed in total over the LOM plan.
- Indirect site overhead selling, general, administrative and cost of goods sold costs are allocated to Esterhazy based on a percentage of its total direct operating spend compared to the other operating potash sites.

Date: December 31, 2025

18-2

- Depreciation, depletion and accretion are excluded from the operating cost estimates listed below. Section 18.1 outlines the expected future capital expenditures and outlay of cashflows over the 2025 LOM plan.
- Freight charges are excluded from the operating costs and are shown net of the sales price.
- Contingency has not been included.

18.2.2 Mine Operating Costs

Historical costs are used as the basis for mine operating cost forecasts, that are estimated using a long-term cost model. This model accounts for the impact of varying production rates and labor complement.

The Esterhazy costs are grouped in the following categories:

- Mining cash costs include underground development and production mining and hoist/shaft operating, maintenance including the overland conveyor belt transportation costs to the K1 and K2 mills. In addition, it includes the K3 direct overhead costs including the surface infrastructure and facilities required to support the K3 underground mining operations.
- Processing cash costs include the K1 and K2 mills and surface buildings and loading cash costs applied to the mineral reserves mined throughout the LOM plan. The cash costs include variable operating and fixed maintenance and direct overhead costs that directly relate processing the ore to its finished product and storing it in the Esterhazy K1 and K2 warehouses.
- Other Operating Costs are central and functional overhead allocated costs, that include site warehousing, purchasing, accounting, information technology, environmental and safety, engineering, mechanical integrity and asset reliability and quality control labs.
- Resource taxes, royalties and other Government levies or interests include Crown and Freehold royalty payments, mineral lease payments and Canadian resource taxes, and excludes income taxes.

The total operating costs supporting the 2025 LOM plan are estimated for 2025 to 2049 at US$11,869 M. Table 18-2 summarizes the Esterhazy Potash Facility mine operating and processing costs (US$/tonne).

Date: December 31, 2025

18-3

Table 18-2: Historical and LOM Plan Cash Costs

Year	Status	Production M tonnes	Mining and Processing Cash Costs M US$	Brine Cash Costs M US$	Other Operating Costs M US$	Resource Taxes, Royalties and Other Government Levies or Interests M US$	Total Cash Costs of Production M US$
2021	Actual	4.4	282	28	46	140	496
2022	Actual	4.7	299	0	11	480	790
2023	Actual.	4.4	305	0	25	46	376
2024	Actual	4.7	324	0	42	116	482
2025	Actual	4.7	351	0	29	30	410
2026	Plan	6.3	386	0	42	195	623
2027	Plan	6.3	386	0	42	192	620
2028	Plan	6.5	390	0	42	178	610
2029	Plan	6.6	392	0	42	135	569
2030	Plan	6.3	387	0	42	176	605
2031 to 2049	Plan	115.9	7,286	0	796	4,034	12,116
Total LOM	Plan	148	9,226	0	1,006	4,922	15,154

Date: December 31, 2025

18-4

19.0 Economic Analysis

19.1 Methodology Used

The analysis determines the minimum sales price required to achieve an after-tax net present value (NPV) of zero (USD $0). This price represents a return, on a present value basis, equal to the current cost of capital and is referred to as the Internal Transfer Price (ITP).

If ITP < LOM (Life of Mine) sales price, then the operation is profitable. The greater the difference between those two values the more profitable it is.

If ITP > LOM sales price, then the operation is not profitable.

The ITP and LOM sales price do not influence each other; they are simply two values used for comparison. ITP depends on actual costs and LOM sales price depends on market conditions (Refer to Section 16.0).

With an ITP of $104 USD and a projected LOM sales price of $251 USD, the economic prospects for the Esterhazy operation are robust.

This economic analysis includes sensitivities to variations in operating parameters to assist the reader in understanding the sensitivities that model has with respect to changes in material economic assumptions and drivers.

All monetary amounts are presented in United States dollars (US$) and were converted using a foreign exchange rate assumption of 1 US$ = 1.37 C$ or 1 C$ = 0.73 US$ that is based on the average historical rate 2023 to 2025.

19.2 Financial Model Inputs, Parameters and Assumptions

The financial model treats 2026 as the base year cash flows and does not discount these results. The model projects the cashflows generated from the Esterhazy Potash Facility from the base year to the end of assumed mineral reserve K3 mine life in 2049. The sum of the discounted cashflows reflects the discounted value as at December 31, 2025.

The following outlines the input, parameters and assumptions used in the financial model.

- The mineral reserve life is estimated to extend to Year 2049 based in the 2025 LOM plan. The LOM plan assumes that K3 begins a production ramp down approximately 5 years prior to end of mine life.
- The planned production life based on mineral reserves is from 2026 to 2049.
- The LOM plan potash prices and exchange rates are discussed in Section 16 and applied in the financial model.
- Total capital for the LOM plan is estimated as $2,203 M (Table 18-1). This includes all the sustaining capital required to maintain the equipment and infrastructure and to support continuing operations through to 2049.
- The operating costs reflect mining, refining and processing; central administrative and allocated costs as well as SG&A as listed in Section 18.
- Royalties are calculated using the royalty structure discussed in Section 3.2.4. They are impacted by the quantity of tonnes produced as well as the assumed sales price in each period.

  The 2026 to 2049 royalty cost assumptions are using 3% of the average sales price per the cashflow analysis divide by 61.15% the K_2O factor times the K_2O production tonnes times the percentage of crown land assumed to be produced and mined over the LOM plan. For non-crown royalties, the cost assumptions are using quantity of potash produced pertaining to each individual freeholder ownership times the average sales price per K2O times the regulation royalty rate of 3%. The quantity is express in K2O tonnes and the average factor is approximately 61%.
- Mosaic pays Canadian resource taxes consisting of the Potash Production Tax and resource surcharge. The Potash Production Tax is a Saskatchewan provincial tax on potash production and consists of a base payment

Date: December 31, 2025

19-1

and a profits tax. Mosaic also pays a resource surcharge equal to 3% of the value of resource sales from the Saskatchewan potash facilities.

- A 5% federal value (GST) added tax applies to most goods and services acquired by Esterhazy. The GST paid is recoverable in the form of an input tax credit.
- A 6% Saskatchewan provincial sales tax (PST) applies to most goods and services acquired by Esterhazy. The PST is not a recoverable tax and is charged to the corresponding expense account of the good or service acquired. The economic cash flows over the LOM plan assumes Esterhazy's operating, maintenance supplies and contract service costs that are normally charged PST will continue.
- Provincial property taxes applicable to the Esterhazy land, buildings and resource production equipment (i.e., mining equipment) are payable annually by the end of September to the Village of Yarbo, the Rural Municipality of Fertile Belt, the Rural Municipality of Langenburg and the Rural Municipality of Spy Hill.
- The Saskatchewan provincial carbon tax applies to site emissions that exceed established standards under the Saskatchewan Output Based Pricing System (OBPS). Indirect carbon tax impacts from energy consumption has been assumed in the cash flow analysis as it is known today. Due to the uncertainty of the impact that direct carbon tax will have on operations through these regulations - the current economic analysis does not include any carbon tax costs based on emissions.
- Supply chain costs that are not recoverable from customers are included within Other Costs in the model based on historical cost experience for tonnes sold in North America.
- The income taxes included in the cash flow model include the following:
  - Esterhazy is subject to income tax at the federal and provincial level on its taxable income. The total tax rate is 27% and consists of 15% federal tax rate and 12% provincial tax rate.
  - Esterhazy income may be subject to immediate U.S. taxation under the U.S. Internal Revenue Code's Net CFC Tested Income (NCTI). However, it is expected that foreign tax credits would be allowed to offset the US calculated income tax liability. As a result, the cashflow model assumes that Esterhazy's tax obligation ultimately reflects the income tax liability incurred in the local jurisdiction (Canada).
- Provisional closure costs of approximately US$776 M were included in the financial model. This estimate is informed from the work undertaken each year to estimate the asset retirement obligations for financial and compliance reporting purposes. The costs relating to closure of the facilities include all demolition, reclamation and decommissioning costs, net of the estimated salvage and scrap proceeds. Since many of the reclamation and retirement obligations extend well beyond the mine closure date, these cashflow obligations were discounted back to 2049 ($106 M) in the cashflows analysis.
- Changes in working capital investment were calculated within the model using assumed balances based on the below assumptions. Since the levels of sales and volumes were relatively stable across most of the analysis period, the changes in working capital investment assumed in the model were immaterial to the cashflow analysis.
  - Accounts Receivable = 35 days sales outstanding
  - Inventory = 15 days on hand
  - Accounts Payable = 50 days on hand.
- The economic analysis is based on 100% equity financing.
- The financing and capital structure of the Esterhazy Potash Facility was not considered in the analysis. The earnings are reduced for a notional cash income tax expense.
- The economic analysis is based on 2025 price levels and future values have not been adjusted for inflation.
- The discounted cashflow analysis applies end of year discounting and uses a discount rate of 11.4%.

Date: December 31, 2025

19-2

19.3 Economic Analysis

The break even analysis reflects that there is significant economic value associated with mining, refining and selling the potash mineral reserves at Esterhazy, given the economic assumptions and operating parameters considered. The financial model reflects an internal transfer price of $104 USD per tonne compared to a projected Life of Mine sales price of $251 USD per tonne, utilizing a discount rate of 11.4%.

Table 19-1 shows the break even cash flow analysis for the 2025 LOM plan.

Date: December 31, 2025

19-3

Table 19-1: Break Even Price Analysis

SK1300 - Esterhazy			2026	2027	2028	2029	2030	2031 - 2040	2041 - 2049	026-204 LOM
	Assumptions	Sales Price ($USD / Tonne)	$ 104	$ 104	$ 104	$ 104	$ 104	$ 104	$ 104	$ 104
		Mined Tonnes (000's M Tonnes)	19,703	19,830	20,671	21,179	20,621	213,750	160,359	476,113
		Finished Production Volume (000's M Tonnes)	6,297	6,282	6,490	6,619	6,329	61,381	54,567	147,964
		FX Rate (CAD to USD)	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73
		Discount Rate	11.4%	11.4%	11.4%	11.4%	11.4%	11.4%	11.4%	11.4%
Millions $USD	Revenue	Potash Revenue	655	654	675	689	659	6,387	5,678	15,396
		Sales Revenue (FOB Mine)	**655**	**654**	**675**	**689**	**659**	**6,387**	**5,678**	**15,396**
	Costs of Production	Mining & Processing	386	386	390	392	387	3,840	3,446	9,226
		Other Operating Costs	42	42	42	42	42	419	377	1,006
		Resource Taxes, Royalties and Other Government Levies or Interests	70	69	72	73	70	679	604	1,637
		Cash Costs of Production	**497**	**498**	**503**	**507**	**499**	**4,938**	**4,427**	**11,869**
	Allocated Costs	Other Costs	45	46	46	46	47	466	419	1,115
	Income Taxes	Income Tax	-	-	-	-	-	-	-	-
	ARO	Reclamation and Closure	2	5	1	1	1	13	113	136
	Capital Expenditures	Capital Expenditures	133	135	128	152	115	810	729	2,203
	Cash Flow	**Annual Net Cash Flow**	**(22)**	**(30)**	**(3)**	**(18)**	**(3)**	**160**	**(11)**	**73**

	Economic Viability	**Net Present Value**	**0**

Date: December 31, 2025

19-4

19.4 Sensitivity Analysis

A sensitivity analysis is shown in the Figure 19-1 utilizing the following factors.

- Potash commodity price
- Foreign exchange rate
- Total operating cost
- Total capital cost

The sensitivity analysis of the 2025 LOM plan is presented in Figure 19-1.

The commodity price sensitivity tests the impact that a 20% change would have on margin from internal transfer price along with the resulting expense impacts of royalties, resource taxes and income taxes. A 20% decrease in commodity price still shows a significant margin between.

- The exchange rate sensitivity indicates that a +-20% variation in the exchange rate would yield a positive margin comparing potash price to break even price (also called Internal Transfer Price).
- If the operating costs were to increase 20% from those currently estimated, the Facility would remain economically viable, yielding a positive margin comparing potash price to break even price (also called Internal Transfer Price).

- The capital spending sensitivity assumes a 20% change to annual capital spending requirements each year. If the capital costs were to increase 20% from those currently estimated, the Facility would remain economically viable, yielding a margin comparing potash price to break even price (also called Internal Transfer Price).



Sensitivity Analysis
Price ($/tonne)
$300
$250
$200
$150
$100
$50
$251
$201
$129
$120
$108
$104
$100
$88
$88
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
% Change in Variables
Price Outlook
Price less 20%
FX
OPEX
CAPEX

Figure 19-1: Sensitivity Results on NPV

Date: December 31, 2025

19-5

20.0 Adjacent Properties

No information from adjacent properties has been included in the preceding sections of this Report. All information used and included in this report is the result of geology, engineering, mining, environmental and processing etc. activities completed on the Esterhazy property.

The adjacent properties to the Esterhazy Potash Facility are indicated in Figure 20-1. These include:

Producing Subsurface Mineral Leases

- Nutrien Potash Lease KL 305 - 54183.83 ha.

Non-producing Potash Exploration Permits and Subsurface Mineral Leases

- BHP Billiton Ltd. Crown Potash Exploration Permit KP 342 – Active Pending Lease – 21427.57 ha.
- Nutrien Potash Lease KL 125 – 14577.13 ha.
- Nutrien Potash Lease KL 200 – 14794.62 ha.
- Nutrien Potash Lease KL 279 – 26350.73 ha.

The Nutrien potash mine at Rocanville is located 50 km from Esterhazy. The Esterhazy Member is mined and accessed via two shaft locations, Rocanville and Scissors Creek. Mining methods are similar to that at Esterhazy and the facility has a reported operational capacity is 6.0 M tons (5.4 M tonnes) of finished product in the Nutrien 2018 NI 43-101 publication, the property was described as hoisting 606 M tons (550 M tonnes) of mineral reserves at an average grade of 23.4% K_2O equivalent. The mine has been in production since 1970 and over 253 M tons (230 M tonnes) of potash ore has been mined to produce over 82 M tons (75 M tonnes) of finished product. (2018, NI 43-101 Technical Report on Rocanville Potash Deposit KL 305).

The Rocanville mine shares a boundary with Mosaic Potash Esterhazy. Nutrien and Mosaic have negotiated a safety pillar of 1 mile (800 m) between the mining leases to eliminate risk of impact from operations.

Previous exploration in the Melville/Bredenbury area by BHP (Athabasca Potash) and Nutrien (Agrium) included 2D and 3D seismic surveys and exploration core drilling. No published summary work was available for discussion in this report.

Date: December 31, 2025

20-1


Adjacent Properties
Mosaic Esterhazy, Saskatchewan
Location Key
YORKTON
MELVILLE
REGINA
Legend
Lease Boundary
Adjacent Property
Plant Site
Urban Municipality
Mosaic
Nutrien
KL 125
Nutrien
KL 200
BHP Billiton
KP 342
Nutrien
KL 279
Nutrien
KL 305
Mosaic
KL 105
Mosaic
KL 126
Mosaic
KLSA 003
K1
K2
K3
BREDENBURY
CHURCHBRIDGE
LANGENBURG
ESTERHAZY
Saskatchewan
Manitoba
N
S
E
W
Kilometers

Figure 20-1: Adjacent Properties

Date: December 31, 2025

20-2

Date: December 31, 2025 21-1 21.0 Other Relevant Data and Information All data relevant to the estimation of the Esterhazy mineral resources and mineral reserves has been included in the sections of this Technical Report Summary. Date: December 31, 2025 22-1 22.0 Interpretation and Conclusions 22.1 Mineral Resources The following is a summary of the key interpretations and conclusions relating to the Esterhazy mineral resource estimates: • Approximately 98.5% of mineral rights in the Esterhazy Lease area are controlled. Any inability to acquire the remaining 1.5% would not be a significant risk to the LOM plan. • The geology team at Esterhazy has a strong understanding of the lithology, stratigraphy and potash mineralization. The available data is appropriate to support the geological interpretation for this style of mineralization. • The geology and deposit related knowledge has been considered and applied in support of exploration, interpretation and mineral resource estimation processes used by the Esterhazy geology team. • Exploration data collection methods follow industry standard practices that were in place at the time of the various past and current exploration campaigns. • Data that does not meet the standards for reliability are removed from the mineral resource estimation process. • The QPs have conducted appropriate internal data verification and data validation work on historical and recent exploration data to confirm the geological information is reliable, representative and free of material errors or omissions. • The sample preparation, security and analytical procedures that have been utilized at Esterhazy are suitable to support mineral resource and mineral reserve estimation. • The validated geological information is considered reliable, representative and is fit for purpose in developing a geological model and for mineral resource estimates, as well as for use in other modifying factors studies including mine design, scheduling and mineral reserve estimation. • The mature nature of the Esterhazy Potash Facility and the good understanding of the continuity of the potash mineralization, supports the establishment of reasonable prospects for economic extraction for the K4 mineral resource estimates. • The Esterhazy Potash Facility is a well-established operation that has been producing for over 60 years. There are no issues that require further work relating to relevant technical and economic factors that are likely to influence the prospect of economic extraction. • The classification of mineral resources into confidence classes measured, indicated and inferred considered geological confidence, uncertainty and the distribution of the geological and mining data. Risks or uncertainties associated with the Esterhazy mineral resource estimates are: • There are a number of uncertainties (Section 11.9) that exist at Esterhazy that could impact the mineral resource estimates. They are considered as areas of future process improvements. • The exploration data collection methods and results are documented. A fully updated potash database to include all historical and recent exploration campaigns is recommended to allow for improved data retention standards. • Historically, there has not been external third-party data verification and mineral resource estimation audits completed. Date: December 31, 2025 22-2 22.2 Mineral Reserves The following is a summary of the key interpretations and conclusions relating to the mineral reserve estimates and supporting modifying factors. • The Esterhazy Potash Facility is a well-established operation. The mineralization, mining, processing and environmental aspects of the facility are very well understood. The operational and technical knowledge has been appropriately used in the development of the LOM plan and mineral reserve estimates. • Years of historical operational data and observations have been adequately documented. • The mineral reserve estimate has been prepared to comply with all disclosure standards for mineral reserves under S-K 1300 reporting requirements. • The mineral reserve estimates are based on a 2025 LOM plan, employing proven industry and practical methods of mining applicable to the type of mineralization and are demonstrated to be economic through a supporting economic evaluation. • Esterhazy has the appropriate equipment for underground mining and has identified and scheduled the capital spending required to provide the required equipment fleet size and capacity and labor staffing to support the LOM plan. • Process recovery relies upon standardized metallurgical and analytical testing. The metallurgical and analytical testing and historical data is adequate for the estimation of recovery factors supporting the mineral reserves. • There is sufficient infrastructure in place to support the mining and processing activities at the Esterhazy Potash Facility. • The management of all environmental aspects, permitting and social considerations at all Mosaic facilities is guided by Mosaic’s Environmental, Health and Safety Policy, the Mosaic Management System Program and Procedures and current regulatory requirements. Mosaic understands the sustainability of their business and communities are indelibly linked and strives to be a thoughtful and engaged neighbor who invests carefully and generously and seeks long-term partnerships with organizations that are making a difference. • Mosaic has monitoring plans in place to evaluate the environmental performance to standards as prescribed by applicable law and permit conditions. • Closure plans are completed, representing current land disturbance conditions and anticipated land disturbance conditions at the end of the LOM plan. • The economic results and sensitivity analysis for the mineral reserves indicates that the Esterhazy Potash Facility is a robust potash producing facility that can withstand 20% variations in the key cash flow components. • Over such a long mine life, the potential new technology and innovations that could come to bear on this facility are difficult to conceptualize. The technological and process efficiencies that are being targeted by the site have not been factored into this analysis. The benefit of achieving these targets along with the operational efficiencies that will be enabled by new technologies in the years that follow, create potential for significant upside to the cashflows presented. Risks or uncertainties associated with the Esterhazy mineral reserve estimates are: • There are a number of uncertainties (Section 12.5) that exist at Esterhazy that could impact the mineral reserve estimates. They are considered as areas of future process improvements. • A possible future uncertainty to the economic analysis is the uncertain impact that the carbon tax policy will have on the Esterhazy Potash Facility. At the present time, the future direct and indirect impacts of carbon taxation in Canada are still evolving and subject to further discussion and review before accurate long-term forecasts are possible. Date: December 31, 2025 22-3 • There is a risk and opportunity associated with the variation of pricing on product sale prices and the prices of operational and capital materials and services. The sensitivity analysis is provided to help the reader understand the impact that this risk could have on net present value. • Over the lengthy time span there is risk that the amount of annually invested capital required to sustain the plant could fluctuate above the levels estimated.

Date: December 31, 2025 23-1 23.0 Recommendations The following recommendations for additional work are focused on improving and maintaining important MRMR processes and estimates. • The Land and Minerals team will continue to align with the LOM plan to provide for timely acquisition of surface and mineral rights as required. • Mosaic should continue to investigate and consider new innovations in mining and processing technology. • The global density estimate has been based on a subset of the exploration data. Additional study based on in- mine sampling could be completed to increase confidence. • A thorough production reconciliation process will be considered to further improve and support the mineral resource and mineral reserve estimates. • A suitable modeling software for potash mineral resource estimates is being considered. • Continue duplicate analysis comparing results from the internal metallurgical lab with those from a third- party analytical lab. • Continue to update and maintain the geological databases. • Evaluate the chip sampling program with a third-party sample analysis to verify the accuracy of the current in-mine chip sampling. • Continue review of the GREC calculation applied at Esterhazy to include all exploration drilling. Future coring should be assayed to confirm that the GREC calculation applied at Esterhazy is sufficient for estimating the mineral reserves and mineral resources. • Additional 3D seismic data should be collected and processed in strategic areas to provide continuity of available data for mine planning. • The seismic model supporting the mineral resource and mineral reserve estimates will continue to develop and improve as seismic data collection and interpretation improves. Date: December 31, 2025 24-1 24.0 References Alger, R.P. and Crain, E.R., 1966. Defining evaporite deposits with electrical well logs. In: L.L. Raymer, W.R. Hoyle and M.P. Tixier (Editors), Second Symposium on Salt. North Ohio Geol. Soc., pp. 116-130. Bannatyne, B.B. (1983), Devonian Potash Deposits in Manitoba, Manitoba Department of Energy and Mines: Mineral Resources Division - Open File Report of 83-3. CIM Council, 2003. Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines – Guidelines Specific to Particular Commodities, p.36-37. Crain, E.R. and Anderson, W.B. (1966), Quantitative Log Evaluation of the Prairie Evaporite Formation in Saskatchewan, 17th Annual Technical Meeting, The Petroleum Society of C.I.M. Danyluk, T. K., G. D. Phillips, A. F. Prugger and M. S. Pesowski (1999), “Geophysical Analysis of an Unusual Collapse Structure at PCS Potash, Lanigan Division,” Mining: Catalyst for Social and Economic Growth, 101st Annual General Meeting of CIM, May 2–5. Fuzesy, A. (1982). Potash in Saskatchewan, Saskatchewan Industry and Resources Report 181, pp. 44. Holter, M. E. (1969), The Middle Devonian Prairie Evaporite of Saskatchewan, Report No. 123, Department of Mineral Resources, Regina, Saskatchewan, pp. 133. Mackintosh, A. D. and G. A. McVittie (1983), “Geological Anomalies Observed at the Cominco, Ltd., Saskatchewan Potash Mine,” Potash 83 Potash Technology—Mining, Processing, Maintenance, Transportation, Occupational Health and Safety, Environment, Pergamon Press, Toronto, pp. 59–64. MDH Engineered Solutions Ltd. (MDH), 2008. Biological Assessment Proposed Phase IV Brine Pond Mosaic Potash Esterhazy K2. File No. M1465-1500408 MDH, 2009a. Mosaic Potash Esterhazy K2 Phase V TMA and Mill Expansion. File No. M1639-1500408. MDH, 2009b. Mosaic Potash Esterhazy K2 Phase IV Tailings Expansion Environmental Impact Statement. File No. M1465-1500408. MDH, 2010a. Mosaic Potash Esterhazy Stage 2 Expansion Project. Environmental Impact Statement Volume I – Main Document. November 2010. File No. M1980-1500409. Orris, G. J., Cocker, M. D., Dunlap, P., Wynn, J. Spanski, G. T., Briggs, D. A. and Gass, L. with contributions from Bliss, J. D., Bolm, K. S., Yang, C., Lipin, B. R., Ludington, S., Miller, R. J. and Slowakiewicz, M. (2014) Potash—A Global Overview of Evaporite-Related Potash Resources, Including Spatial Databases of Deposits, Occurrences, and Permissive Tracts, Scientific Investigations Report 2010–5090–S. SNC-Lavalin 2015b. K3 to K2 Conveyor Project. Technical Project Proposal. File No. 619342. SNC-Lavalin, 2017c. K3 to K1 Conveyor Project. Technical Proposal. File No. 628475. Yang, C., G. Jensen and Berenyi, J,2009. “The Stratigraphic Framework of the Potash-rich Members of the Middle Devonian Upper Prairie Evaporite Formation, Saskatchewan,” Summary of Investigations 2009, Volume 1, Saskatchewan Geological Survey, Sask. Ministry of Energy and Resources, Misc. Rep. 2009-4. 1, CD-ROM, Paper A-4, pp. 28. Date: December 31, 2025 25-1 25.0 Reliance on Information Provided by the Registrant Table 25-1 outlines the information provided from the Registrant (Mosaic) for use by the QPs in the writing of the Esterhazy Potash Facility TRS. Table 25-1: Information Provided by the Registrant The QP considers it reasonable to rely on the information provided by the registrant. QP Name TRS Section Subjects Grant Shaver 16. Market Studies Marketing information including commodity price and exchange rates Grant Shaver 18.Capital and Operating Costs 19. Economic Analysis Royalties and other accommodations; Taxes and other governmental factors Mine closure costs SIGNATURE PAGE This report titled “Esterhazy Potash Facility Technical Report Summary” with an effective date of December 31, 2025, was prepared and signed by: QP Name Section(s) of Responsibility Signature David Vaughn 3 /s/David Vaughn Oryan Duff 6, 11, 12 /s/Oryan Duff Monica Tochor 7, 8, 9 /s/Monica Tochor Grant Shaver 10, 14, 16, 18, 19 /s/Grant Shaver Scott McMillen 13 /s/Scott McMillen Jason Polvi 15 /s/Jason Polvi Aimee Ottenbreit 17.1, 17.2, 17.3, 17.4, 17.5, 17.7, 17.8, 17.9, 17.10,17.11 /s/Aimee Ottenbreit Lorelei Duke 17.3, 17.6, 17.8 /s/Lorelei Duke